Annual Report

June 30, 2012

Equity Funds

Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Asset Strategy Fund
Waddell & Reed Advisors Continental Income Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Dividend Opportunities Fund
Waddell & Reed Advisors Energy Fund
Waddell & Reed Advisors International Growth Fund
Waddell & Reed Advisors New Concepts Fund
Waddell & Reed Advisors Science and Technology Fund
Waddell & Reed Advisors Small Cap Fund
Waddell & Reed Advisors Tax-Managed Equity Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Vanguard Fund



CONTENTS
Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

The sluggish U.S. recovery along with global economic, financial and political concerns have weighed on investor confidence, resulting in continued volatility across financial markets in the year since our last report to you. While equities are trading above where they were last year, the ride has been neither smooth nor steady, illustrating once again the importance of taking a long view of the markets.

In the U.S., the economy showed recovery late in calendar 2011 as unemployment moved down. Gross domestic product (GDP) growth increased 3.0 percent between the third and fourth quarters. GDP was further boosted when record warm temperatures across much of the U.S. pulled economic activity from the second quarter into the first quarter of 2012.

Equity market gains related to a better economic backdrop, however, proved short-lived as investors became concerned about Europe's inability to deal with the continent's sovereign debt crisis. That concern peaked as Greece successfully wrestled through an election process that could have opened the door to that country's departure from the European Union — an event that might have become the first in a series of dominos leading to the eurozone's eventual dissolution.

Although equities have recovered some of the loss as European officials have made some steps toward addressing the continent's problems, economic concerns have returned in the U.S. Joblessness has remained stuck above 8 percent through the first half of the calendar year, while expectations for growth over the rest of the year have been lowered, with the forecasts now expecting 2012 GDP around 1.5 percent, versus previous forecasts of 2.5 percent.

That uncertainty, and the related investor flight to safety, may be most apparent in U.S. Treasury yields, with the 10-year Treasury at 1.67 percent on June 30, 2012 compared with 3.18 percent a year earlier. On the equities side, it is important to keep in mind, however, that the S&P 500 Index has increased over the year ending June 30, 2012, as you can see in the table.

Looking ahead, there are clearly some challenges. European officials still have far to go in addressing important issues related not only to the sovereign debt crisis, but also in the European banking system. Also, on the international front, China's economic growth has slowed. Finally, there is the U.S. presidential election and so-called fiscal cliff to keep uncertainty elevated.

We will continue monitoring these and other economic developments in the months ahead but will be paying special attention to the election, which we continue to believe will be among the most important in recent history.

Economic Snapshot

	6/30/2012	6/30/2011
S&P 500 Index	1,362.16	1,320.64
MSCI EAFE Index	1,423.38	1,708.08
10-Year Treasury Yield	1.67%	3.18%
U.S. unemployment rate	8.2%	9.1%
30-year fixed mortgage rate	3.69%	4.57%
Oil price per barrel	$ 84.96	$ 95.42

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in an index. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann, CFA
President

Past performance is no guarantee of future results. The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Waddell & Reed Advisors Funds (UNAUDITED)

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2012.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

	Actual[(1)]			Hypothetical[(2)]			
Fund	Beginning Account Value 12-31-11	Ending Account Value 6-30-12	Expenses Paid During Period*	Beginning Account Value 12-31-11	Ending Account Value 6-30-12	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Accumulative Fund							
Class A	$1,000	$1,070.70	$ 6.01	$1,000	$1,019.03	$ 5.86	1.17%
Class B	$1,000	$1,062.90	$12.69	$1,000	$1,012.56	$12.38	2.47%
Class C	$1,000	$1,065.20	$11.46	$1,000	$1,013.81	$11.18	2.22%
Class Y	$1,000	$1,071.90	$ 4.45	$1,000	$1,020.59	$ 4.34	0.86%
Asset Strategy Fund							
Class A	$1,000	$1,059.10	$ 5.97	$1,000	$1,019.04	$ 5.86	1.17%
Class B	$1,000	$1,054.40	$10.89	$1,000	$1,014.23	$10.68	2.14%
Class C	$1,000	$1,055.50	$10.17	$1,000	$1,014.98	$ 9.97	1.99%
Class Y	$1,000	$1,061.30	$ 4.33	$1,000	$1,020.66	$ 4.24	0.84%
Continental Income Fund							
Class A	$1,000	$1,069.10	$ 6.21	$1,000	$1,018.88	$ 6.06	1.20%
Class B	$1,000	$1,063.80	$11.97	$1,000	$1,013.25	$11.68	2.34%
Class C	$1,000	$1,063.70	$10.83	$1,000	$1,014.39	$10.58	2.11%
Class Y	$1,000	$1,070.70	$ 4.66	$1,000	$1,020.40	$ 4.55	0.90%

See footnotes on page 6.

| Fund | Actual[1] | | | Hypothetical[2] | | | |
	Beginning Account Value 12-31-11	Ending Account Value 6-30-12	Expenses Paid During Period*	Beginning Account Value 12-31-11	Ending Account Value 6-30-12	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Core Investment Fund							
Class A	$1,000	$1,105.30	$ 5.89	$1,000	$1,019.27	$ 5.65	1.12%
Class B	$1,000	$1,096.90	$12.37	$1,000	$1,013.10	$11.88	2.37%
Class C	$1,000	$1,099.60	$11.02	$1,000	$1,014.38	$10.58	2.11%
Class Y	$1,000	$1,104.90	$ 4.32	$1,000	$1,020.77	$ 4.14	0.82%
Dividend Opportunities Fund							
Class A	$1,000	$1,073.00	$ 6.74	$1,000	$1,018.33	$ 6.56	1.31%
Class B	$1,000	$1,065.50	$12.70	$1,000	$1,012.53	$12.38	2.48%
Class C	$1,000	$1,067.20	$11.47	$1,000	$1,013.81	$11.18	2.22%
Class Y	$1,000	$1,074.40	$ 4.67	$1,000	$1,020.33	$ 4.55	0.91%
Energy Fund							
Class A	$1,000	$ 920.40	$ 8.07	$1,000	$1,016.50	$ 8.47	1.68%
Class B	$1,000	$ 915.20	$13.89	$1,000	$1,010.34	$14.57	2.92%
Class C	$1,000	$ 916.70	$11.98	$1,000	$1,012.38	$12.58	2.51%
Class Y	$1,000	$ 923.10	$ 5.29	$1,000	$1,019.37	$ 5.55	1.10%
International Growth Fund							
Class A	$1,000	$1,056.00	$ 7.71	$1,000	$1,017.37	$ 7.57	1.51%
Class B	$1,000	$1,047.90	$15.26	$1,000	$1,010.00	$14.97	2.99%
Class C	$1,000	$1,051.10	$13.02	$1,000	$1,012.12	$12.78	2.56%
Class Y	$1,000	$1,058.30	$ 5.45	$1,000	$1,019.56	$ 5.35	1.07%
New Concepts Fund							
Class A	$1,000	$1,039.30	$ 7.24	$1,000	$1,017.76	$ 7.16	1.43%
Class B	$1,000	$1,032.10	$13.11	$1,000	$1,012.01	$12.98	2.58%
Class C	$1,000	$1,034.10	$12.00	$1,000	$1,013.02	$11.88	2.38%
Class Y	$1,000	$1,041.80	$ 5.21	$1,000	$1,019.75	$ 5.15	1.03%
Science and Technology Fund							
Class A	$1,000	$1,172.80	$ 7.39	$1,000	$1,018.04	$ 6.86	1.37%
Class B	$1,000	$1,166.00	$13.75	$1,000	$1,012.17	$12.78	2.55%
Class C	$1,000	$1,166.00	$12.78	$1,000	$1,013.06	$11.88	2.37%
Class Y	$1,000	$1,174.10	$ 5.54	$1,000	$1,019.75	$ 5.15	1.03%
Small Cap Fund							
Class A	$1,000	$1,115.30	$ 8.04	$1,000	$1,017.22	$ 7.67	1.54%
Class B	$1,000	$1,108.80	$14.23	$1,000	$1,011.37	$13.58	2.71%
Class C	$1,000	$1,110.40	$12.45	$1,000	$1,013.08	$11.88	2.37%
Class Y	$1,000	$1,118.10	$ 5.51	$1,000	$1,019.66	$ 5.25	1.05%
Tax-Managed Equity Fund							
Class A	$1,000	$1,079.70	$ 5.82	$1,000	$1,019.26	$ 5.65	1.13%
Class B	$1,000	$1,074.50	$10.99	$1,000	$1,014.27	$10.68	2.13%
Class C	$1,000	$1,074.70	$10.58	$1,000	$1,014.70	$10.27	2.04%

See footnotes on page 6.

Waddell & Reed Advisors Funds

(UNAUDITED)

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 12-31-11	Ending Account Value 6-30-12	Expenses Paid During Period*	Beginning Account Value 12-31-11	Ending Account Value 6-30-12	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Value Fund							
Class A	$1,000	$1,081.80	$ 7.08	$1,000	$1,018.06	$ 6.86	1.37%
Class B	$1,000	$1,074.80	$13.28	$1,000	$1,012.03	$12.88	2.58%
Class C	$1,000	$1,075.90	$11.83	$1,000	$1,013.45	$11.48	2.29%
Class Y	$1,000	$1,084.30	$ 4.69	$1,000	$1,020.32	$ 4.55	0.91%
Vanguard Fund							
Class A	$1,000	$1,064.20	$ 6.30	$1,000	$1,018.80	$ 6.16	1.22%
Class B	$1,000	$1,057.40	$12.76	$1,000	$1,012.50	$12.48	2.49%
Class C	$1,000	$1,058.20	$11.73	$1,000	$1,013.43	$11.48	2.30%
Class Y	$1,000	$1,066.60	$ 4.44	$1,000	$1,020.55	$ 4.34	0.87%

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2012, and divided by 366.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, or exchange fees.

Accumulative Fund



Below, Barry M. Ogden, CFA, CPA, portfolio manager of the Waddell & Reed Advisors Accumulative Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. Mr. Ogden has managed the fund since 2004 and has 18 years of industry experience.

Barry M. Ogden

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Accumulative Fund (Class A shares at net asset value)	–0.35%
Benchmarks(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large and medium-size U.S. stocks)	5.45%
Lipper Multi-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.69%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Early uncertainty plagued the markets

The roller coaster of uncertainty that began early in the fiscal year continued throughout most of the period covered by this report. We witnessed many risk-on or risk-off trading periods and seemingly made very little headway over the past 12-month period.

Early in the fiscal year, we battled the risks and fears of a double-dip recession here in the U.S. Fortunately, we skirted that and it was just a mid-cycle slowdown that we worked ourselves out of and the markets responded by moving higher. Shortly thereafter, Europe, the gift that keeps on giving, continued to rear its head and remind us of just how disjointed things there really are. Europe continues to kick the can down the road and hasn't effectively dealt with its pending banking, debt and austerity problems. And recently, to make the uncertainty pool even deeper, we've seen a modest slowdown in China's growth rate.

Unfortunately, we still have no clear direction on the macroeconomic environment. We find ourselves stuck in the midst of a global slowdown as we finish the fiscal year and get ready for the upcoming earnings season, which looks to us as setting up to be disappointing. The market clearly lost steam in May and especially in June as uncertainty about the domestic economy grew. This caused businesses on the margin to defer spending at least somewhat. The slowdown of 2008-09 is still front and center in the minds of many CEOs and they are not going to overextend themselves again in case things really slow down. They are likely to take a much more measured approach for discretionary spending or hiring and we suspect many projects that had been given the green light earlier in the year,

may be put on hold. If this phenomenon gains traction, we think it is going to further depress the economy and the second half of 2012 will likely be materially weaker than what we've seen thus far.

Where have all the jobs gone?

The job environment, which showed some signs of steady growth during first quarter 2012, ran into a brick wall by the end of June. In total, the U.S. averaged only 75,000 jobs per month during second quarter 2012 as compared to an average of 226,000 in first quarter 2012 and 164,000 during fourth quarter 2011. Any momentum seems to have been lost and it's going to take a change in psychology to change this downward trajectory in hiring trends. Most of the jobs are being created by small- and medium-sized businesses, which unfortunately have no visibility as to the fiscal and regulatory changes that are being thrown around in Washington. In our view, change in leadership or at least some concrete plan of action may be needed to give these entrepreneurs the confidence they need to expand their businesses and start hiring again.

Sources of weakness, strength for the Fund

The Fund underperformed its benchmark, S&P 500 Index, for the period ended June 30, 2012.

Negative contributors for the year, relative to the benchmark, included the energy, consumer discretionary and health care sectors. The leading detractor of the group was the energy sector where stock selection, particularly those companies associated with natural gas exploration and production, was disappointing, losing more than the benchmark.

Another laggard to relative performance was the consumer discretionary sector. Despite a beneficial overweighting, our stock selection did not keep pace with the double-digit return of the benchmark in that sector.

Health care was another detractor to performance. This sector was significantly underweight when compared to the benchmark and stock selection was weak.

Information technology, one of the Fund's largest weighted sectors, was a bright spot for the year where stock selection more than doubled the benchmark's return.

One of the biggest changes during the last quarter of the fiscal year was tour fairly significant increase in the Fund's cash position. Specifically, the Fund started second quarter 2012 at 2.1 percent cash and finished the period with 11.7 percent in cash, which is a fairly big move for us historically. In a nutshell, we became increasingly concerned about the global backdrop and domestic economy stalling out as the cautionary headlines spooked consumers and further compounded an already tenuous situation. This self-fulfilling prophecy has played out many times throughout history, when things get a little soft and consumer spending slows modestly. This leads to inventory adjustments at retailers and throughout the supply chain and subsequently to estimate cuts and stock price changes to lower levels.

We are just trying to stay moderately ahead of what we think are a round of estimate cuts and a lower-growth environment. As far as sector changes during the year, we reduced two of the more economically sensitive areas, technology and industrials, as we believed that they would experience the most severe estimate revisions during the time frame. We also modestly reduced the Fund's weightings in energy and financials. For the longer term, we still remain committed to identifying companies that are well positioned to take market share and deliver upside to street estimates. We will use the expected weakness to add to the Fund's core positions and are continuously looking for new investment ideas that are good fits for the Fund's framework and style of investing.

Uncertainties abound around the world

So the million dollar question as we head into a new fiscal year is, can the U.S. get its self out of a domestic slowdown while Europe is already in a recession and China is in the midst of a growth decline? Tackling Europe first, we are very skeptical that anything can be done quickly that is going to fundamentally alter the slowdown that has engulfed it. Europe is trying to address austerity while also trying to deal with sub-par growth and in most of the region, a recession. It will be a miracle if Europe is able to effectively handle both of these at the same time and in our opinion, it is likely to fail. We would also argue that the longer Europe waits to put forth a credible and big enough solution, the harder it is going to be to fix its problems. The markets are growing increasingly skeptical of Europe's situation and continue to push up the cost of borrowing and ultimately the cost of fixing problems. In our opinion, this is the single biggest thing that is weighing on the markets currently and was one of the biggest reasons that we are experiencing a slowdown in the U.S.

China is also dealing with a modest slowdown of its own, with its economy growing somewhere between 6 and 8 percent, which is far superior to Europe and many other parts of the world. The risk to the Chinese economy is on the export side as both the U.S. and Europe slow down.

On a positive note, it does appear that housing in the U.S. has stabilized and is improving in selected parts of the country, which is a huge improvement versus where we were just 12 months ago. This remains one of the few identifiable bright spots in an otherwise tough environment and one that is likely to persist

through the remainder of 2012 unless Washington or Federal Reserve chairman Ben Bernanke can pull a rabbit out of their hat once again.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Accumulative Fund.

Accumulative Fund

Asset Allocation

Stocks	**88.3%**
Consumer Discretionary	29.8%
Information Technology	15.8%
Industrials	12.1%
Consumer Staples	12.1%
Energy	9.3%
Financials	4.7%
Health Care	3.0%
Materials	1.5%
Cash and Cash Equivalents	**11.7%**

Lipper Rankings

Category: Lipper Multi-Cap Core Funds	Rank	Percentile
1 Year	267/724	37
3 Year	374/632	60
5 Year	309/545	57
10 Year	246/292	84

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Precision Castparts Corp.	Industrials
Google Inc., Class A	Information Technology
McDonald's Corporation	Consumer Discretionary
Starbucks Corporation	Consumer Discretionary
Coca-Cola Company (The)	Consumer Staples
Costco Wholesale Corporation	Consumer Staples
BorgWarner Inc.	Consumer Discretionary
Kansas City Southern	Industrials
NIKE, Inc., Class B	Consumer Discretionary

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



		$13,597
Accumulative Fund, Class A Shares[1]		$13,597
S&P 500 Index		$16,818
Lipper Multi-Cap Core Funds Universe Average		$17,074

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-6.08%	-5.60%	-1.37%	-0.05%
5-year period ended 6-30-12	-2.23%	-2.43%	-2.09%	-0.78%
10-year period ended 6-30-12	3.12%	2.55%	2.68%	4.03%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Accumulative Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.5%		
Precision Castparts Corp.	300	$ 49,347
Air Freight & Logistics – 1.0%		
Hub Group, Inc. (A)	110	3,982
United Parcel Service, Inc., Class B	90	7,088
		11,070
Airlines – 0.3%		
Southwest Airlines Co.	340	3,135
Apparel Retail – 1.5%		
Limited Brands, Inc.	355	15,098
Tilly's Inc. (A)	80	1,289
		16,387
Apparel, Accessories & Luxury Goods – 3.0%		
Michael Kors Holdings Limited (A)	145	6,046
Under Armour, Inc., Class A (A)(B)	197	18,612
Vera Bradley, Inc. (A)	230	4,844
Warnaco Group, Inc. (The) (A)	85	3,614
		33,116
Auto Parts & Equipment – 2.5%		
BorgWarner Inc. (A)	410	26,892
Automobile Manufacturers – 1.8%		
Bayerische Motoren Werke AG (C)	100	7,237
Ford Motor Company	1,300	12,467
		19,704
Brewers – 0.4%		
Boston Beer Company, Inc. (The), Class A (A)	33	4,041
Broadcasting – 3.2%		
CBS Corporation, Class B	500	16,390
Discovery Holding Company, Class A (A)	350	18,899
		35,289
Casinos & Gaming – 0.8%		
Las Vegas Sands, Inc.	210	9,133
Computer Hardware – 9.3%		
Apple Inc. (A)(B)	175	102,200
Construction & Farm Machinery & Heavy Trucks – 2.6%		
Caterpillar Inc.	165	14,010
Westinghouse Air Brake Technologies Corporation	180	14,042
		28,052
Consumer Finance – 1.4%		
American Express Company	275	16,008
Distillers & Vintners – 1.3%		
Beam Inc.	220	13,748
Electronic Equipment & Instruments – 0.3%		
OSI Systems, Inc. (A)	45	2,850
Fertilizers & Agricultural Chemicals – 1.5%		
Monsanto Company	150	12,417

COMMON STOCKS (Continued)	Shares	Value
Fertilizers & Agricultural Chemicals (Continued)		
Mosaic Company (A)	70	$ 3,833
		16,250
Food Retail – 0.3%		
Casey's General Stores, Inc.	65	3,834
Footwear – 2.0%		
NIKE, Inc., Class B (B)	245	21,506
Homefurnishing Retail – 0.5%		
Bed Bath & Beyond Inc. (A)	90	5,562
Hotels, Resorts & Cruise Lines – 2.1%		
Hyatt Hotels Corporation, Class A (A)	146	5,437
Starwood Hotels & Resorts Worldwide, Inc. (B)	330	17,503
		22,940
Hypermarkets & Super Centers – 2.9%		
Costco Wholesale Corporation	330	31,350
Integrated Oil & Gas – 1.8%		
Exxon Mobil Corporation	186	15,950
Occidental Petroleum Corporation	45	3,860
		19,810
Internet Software & Services – 4.2%		
Google Inc., Class A (A)	80	46,406
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The)	155	14,858
Leisure Facilities – 1.9%		
Life Time Fitness, Inc. (A)	207	9,639
Vail Resorts, Inc.	232	11,598
		21,237
Managed Health Care – 0.9%		
WellPoint, Inc.	150	9,569
Motorcycle Manufacturers – 0.6%		
Harley-Davidson, Inc.	135	6,174
Oil & Gas Drilling – 0.6%		
Patterson-UTI Energy, Inc.	460	6,698
Oil & Gas Equipment & Services – 3.2%		
National Oilwell Varco, Inc.	239	15,420
Schlumberger Limited	300	19,473
		34,893
Oil & Gas Exploration & Production – 3.7%		
ConocoPhillips	200	11,177
Equitable Resources, Inc.	180	9,653
Noble Energy, Inc.	120	10,178
Southwestern Energy Company (A)	300	9,579
		40,587
Other Diversified Financial Services – 1.3%		
JPMorgan Chase & Co.	400	14,292
Packaged Foods & Meats – 1.5%		
Kellogg Company	50	2,467

Accumulative Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS (Continued)	Shares	Value
Packaged Foods & Meats (Continued)		
Mead Johnson Nutrition Company	175	$ 14,089
		16,556
Personal Products – 1.1%		
Estee Lauder Companies Inc. (The), Class A	220	11,906
Pharmaceuticals – 2.1%		
Allergan, Inc.	200	18,514
Johnson & Johnson	75	5,067
		23,581
Railroads – 2.3%		
Kansas City Southern	360	25,042
Regional Banks – 0.6%		
Signature Bank (A)	30	1,829
Zions Bancorporation	220	4,273
		6,102
Restaurants – 9.4%		
Arcos Dorados Holdings Inc.	440	6,503
Ignite Restaurant Group, Inc. (A)	100	1,811
McDonald's Corporation	450	39,838
Panera Bread Company, Class A (A)(B)	130	18,127
Starbucks Corporation	700	37,324
		103,603
Semiconductors – 1.9%		
Broadcom Corporation, Class A	300	10,140
Microchip Technology Incorporated	310	10,255
		20,395
Soft Drinks – 4.0%		
Coca-Cola Company (The)	405	31,667
PepsiCo, Inc.	180	12,719
		44,386
Specialty Stores – 0.5%		
Vitamin Shoppe, Inc. (A)	100	5,493
Systems Software – 0.1%		
Oracle Corporation	50	1,485
Tobacco – 0.6%		
Altria Group, Inc.	185	6,392
Trucking – 1.4%		
J.B. Hunt Transport Services, Inc.	265	15,794
TOTAL COMMON STOCKS – 88.3%		**$ 967,673**
(Cost: $770,903)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 9.4%		
Baxter International Inc., 0.290%, 7–9–12 (D)	$ 8,300	$ 8,299
Citigroup Funding Inc., 0.400%, 7–2–12 (D)	4,370	4,370
Corporacion Andina de Fomento:		
0.230%, 7–16–12 (D)	5,000	4,999
0.170%, 7–18–12 (D)	10,000	9,999
CVS Caremark Corporation, 0.360%, 7–2–12 (D)	1,000	1,000
E.I. du Pont de Nemours and Company, 0.170%, 8–20–12 (D)	2,000	2,000
General Mills, Inc, 0.210%, 7–24–12 (D)	10,000	9,999
John Deere Capital Corporation, 0.150%, 7–20–12 (D)	10,000	9,999
L'Oreal USA, Inc., 0.140%, 8–9–12 (D)	21,000	20,997
Nestle Australia Ltd., 0.150%, 8–3–12 (D)	7,000	6,999
St. Jude Medical, Inc., 0.200%, 7–18–12 (D)	9,000	8,999
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.180%, 9–10–12 (D)	6,200	6,198
Wisconsin Electric Power Co., 0.230%, 7–17–12 (D)	10,000	9,999
		103,857
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (E)	1,291	1,291
Municipal Obligations – Taxable – 0.5%		
NYC GO Bonds, Fiscal 2008 Series L-4, 0.120%, 7–2–12 (E)	5,000	5,000
TOTAL SHORT-TERM SECURITIES – 10.0%		**$ 110,148**
(Cost: $110,148)		
TOTAL INVESTMENT SECURITIES – 98.3%		**$1,077,821**
(Cost: $881,051)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7%		**19,035**
NET ASSETS – 100.0%		**$1,096,856**

Notes to Schedule of Investments

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Apple Inc.	N/A	Call	132	January 2013	$710.00	$171	$(181)
NIKE, Inc., Class B	N/A	Call	122	October 2012	130.00	10	(1)
Panera Bread Company, Class A	N/A	Call	55	August 2012	180.00	17	(1)
	N/A	Call	51	August 2012	190.00	14	—*
Starwood Hotels & Resorts Worldwide, Inc.	N/A	Call	290	August 2012	65.00	35	(2)
Under Armour, Inc., Class A	N/A	Call	305	July 2012	115.00	36	(3)
	N/A	Call	297	July 2012	120.00	24	(2)
	N/A	Call	153	July 2012	125.00	10	—*
	N/A	Call	200	October 2012	130.00	37	(10)
	N/A	Call	145	October 2012	135.00	23	(4)
						$377	$(204)

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C) Listed on an exchange outside the United States.

(D) Rate shown is the yield to maturity at June 30, 2012.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 319,800	$ 7,237	$ —
Consumer Staples	132,212	—	—
Energy	101,988	—	—
Financials	51,260	—	—
Health Care	33,150	—	—
Industrials	132,440	—	—
Information Technology	173,336	—	—
Materials	16,250	—	—
Total Common Stocks	$ 960,436	$ 7,237	$ —
Short-Term Securities	—	110,148	—
Total	$ 960,436	$ 117,385	$ —
Liabilities			
Written Options	$ 204	$ —	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

 

Below, Michael L. Avery and Ryan F. Caldwell, portfolio managers of the Waddell & Reed Advisors Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2012. Mr. Avery has managed the Fund for 15 years and has 34 years of industry experience. Mr. Caldwell has managed the Fund for five years and has 15 years of industry experience.

Michael L. Avery   Ryan F. Caldwell

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Waddell & Reed Advisors Asset Strategy Fund (Class A shares at net asset value)	–9.16%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large and medium-size U.S. stocks)	5.45%
Barclays Capital U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	7.47%
Citigroup Broad Investment Grade Index (generally reflects the performance of the bond market)	7.50%
Barclays Capital U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.04%
Citigroup Short-Term Index for 1 Month Certificates of Deposit (generally reflects cash)	0.20%
Lipper Global Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–4.68%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Multiple indexes are shown because the Fund invests in multiple asset classes. Please note that in January 2012, the Fund's fixed-income benchmark was changed to the Barclays Capital U.S. Aggregate Bond Index and its cash benchmark was changed to the Barclays Capital U.S. Treasury Bills: 1-3 Month Index. We believe these new indexes are more representative of the types of fixed-income and short-term securities in which the Fund invests. For comparison purposes, the prior benchmarks — Citigroup Broad Investment Grade Index and Citigroup Short-Term Index for 1 Month Certificates of Deposit — are included in this report.

Uncertainty hits confidence in volatile markets

Equity markets were volatile in the 12-month period ended June 30, 2012. Investors around the globe became increasingly risk averse early in the period, driven by fears of another global economic downturn. In addition, several factors contributed to slow economic growth, including the natural disaster in Japan in early 2011. Supply chain disruptions from the event and its aftermath were felt around the world. Japan's economy, however, recovered more quickly than forecast and major manufacturers were returning to normal output by mid-2011.

The contentious debate in the U.S. Congress about an extension of the debt ceiling, concern about slowing economic growth in China and other emerging markets, and the deepening and persistent European sovereign debt crisis added to market uncertainty in the first half of the fiscal year. Political unrest in the Middle East and North Africa prompted government changes in several countries and further unsettled financial markets. Fears about the U.S. political process increased in August after Standard & Poor's downgraded the U.S. credit rating from its AAA level for the first time in history. Markets ultimately shrugged off the change, and the U.S. continued to be considered a safe-haven currency investment option.

U.S. equity markets rallied sharply in fourth-quarter 2011 and first-quarter 2012, as continued strength in corporate profits and improving U.S. economic data outweighed the lingering concerns about eurozone debt and slowing growth rates in emerging markets. Stock correlations remained at elevated levels late in 2011, highlighting the fact that macro events continued to affect stock prices more than individual company fundamentals. Those correlations declined early in 2012 and company fundamentals again began to come to the fore.

In the final quarter of the fiscal year, Europe's sovereign debt crisis again became an overriding issue as Greece struggled to form a government to address austerity demands and Spain faced daunting difficulties in its banking system. Fears also resurfaced about an economic slowing in China, although we think these concerns have overstated the situation. We still expect noteworthy — if slower — growth for the year in China. Global equity markets responded negatively to the range of economic news. As shown by the broad market indexes, equities gave up much of the gains made early in the year before improving again late in the quarter.

The U.S. economy continued to grow, although slowly, during the fiscal year. Actions late in 2011 by the European Central Bank in response to the region's sovereign debt crisis amounted to aggressive monetary easing. Europe's leaders in late June 2012 then agreed to let their rescue fund inject aid directly into banks and intervene on bond markets to support the more troubled eurozone countries. They also pledged to create a single banking supervisor for eurozone banks based around the European Central Bank, a landmark first step towards a European banking union that could aid the banking systems in several regional countries with serious debt and banking troubles. While the agreed actions encouraged many and provided an immediate lift to global equity markets, investors are watching closely for the implementation details and a long-term resolution to the debt crisis.

Emphasis on equities

Throughout the period, the Fund allocated the majority of its assets to equities, which we believe to be attractive in the current environment from an asset class perspective. The Fund's underperformance during the period compared to its S&P 500 Index benchmark mainly reflected the performance of individual securities in the portfolio. Based on our analysis, equities appeared inexpensive relative to bonds. That belief is one important factor for the Fund favoring equities over long-duration, fixed-income securities. As a result, the Fund had very little in fixed-income securities during the year, leading to the underperformance compared to the benchmark bond index. We continue to think that extreme risk aversion has driven up the price of assets that are perceived to be safe and has driven down the price of assets that may participate in future growth. In the intermediate to longer term, we do not see fixed-income securities as a safe haven and anticipate higher volatility and more risk than the market is assigning with current U.S. interest rates at historic lows. More widely, the Fund's continued focus on investments that stand to benefit from expanding middle-class populations in emerging market countries made it susceptible to the equity declines in some of those markets during the period. The declines accelerated as Europe's debt crisis intensified and as officials in China and Brazil delayed action until the latter half of the year to ease monetary policy. China's market declined 22 percent in the calendar year 2011 and Brazil's market fell 18 percent, compared with the U.S. market's gain of more than 2 percent (based on the S&P 500 Index) during that period. Several foreign financial-related holdings — including China Pacific Insurance (Group) Co. Ltd., Itau Unibanco Holding S.A. in Brazil and BOC Hong Kong (Holdings) Limited — detracted from performance relative to the benchmark during the fiscal year, reflecting the sharp declines in their respective equity markets. The Fund no longer holds Itau Unibanco Holding S.A. or BOC Hong Kong (Holdings) Limited.

Some of the largest individual detractors to performance during the period consisted of holdings affected by the slowing in China's economy, along with those equities described above. The largest detractor to performance during the fiscal year was Wynn Resorts Ltd., the Fund's largest individual holding, because of slower growth in its key markets. We do believe Wynn remains well-positioned in the long term to benefit from the ongoing high growth rates in Asian gaming, and given the company's announcement this year of a third property planned for the island of Macau in China.

Some of the Fund's largest equity positions made positive contributions to performance for the period. Apple Inc.'s shares gained during the period and led all other stocks in Fund contribution. ASML Holding N.V. and Sands China, Ltd. also

ranked among the top five equity contributors to Fund performance. Those stocks remain among the 10 largest holdings in the Fund, along with ConocoPhillips, a global energy producer that appears poised to benefit from the expanding demand among emerging market middle-class consumers; and Volkswagen AG, which saw the bulk of its growth during the period from increased consumption in China and the rest of the emerging world. Again, while sector positions are a byproduct of the Fund's individual security selection, the high weighting in consumer discretionary stocks detracted from overall performance, while holdings in consumer staples contributed to performance.

Gold bullion was the Fund's largest single holding during the year and was among its leading positive performance contributors. The primary role of gold in the Fund remains as it has for an extended period: It is a hard currency alternative to flexible fiat currencies. Gold and other positive contributors, however, were not sufficient to offset holdings that detracted from total performance during the period.

The premiums paid for hedging positions also detracted from the Fund's performance versus the S&P 500 Index during the year. However, for most of the year, we had little equity hedging in place, primarily because of our positive views on the Fund's equities holdings and the high cost of equity hedging.

Potential for improving outlook

Despite a "double-dip" scare, a recession did not return to the U.S. in 2011 and we do not believe one will occur in 2012. We continue to think that global economic growth will be driven by the expanding middle-class populations in emerging markets. We are being selective, using a combination of investments in companies located in those markets along with companies in the developed world that participate in them. We remain concerned about the ongoing global credit cycle and the long-term impact of policy decisions in primarily the developed world. Many of these countries are using aggressive monetary policy to spur growth following the lingering global recession that began in 2008. We therefore believe the Fund's current focus on equities is appropriate, and as usual we will continue to keep a close eye on events. The Federal Reserve has said it will likely keep interest rates at current levels through at least late 2014, which means money will remain very inexpensive. When fixed income investors perceive that U.S. inflationary pressures are building, leading to a future rise in interest rates, we think they will be forced to move out of fixed income or face the risk of leaving money tied up in investments paying comparatively low yields. If this reallocation occurs, we think equities are likely to benefit, particularly in relation to fixed-income investments. We continue to hold a portfolio of stocks in which we have the highest conviction as well as those investments that we believe stand to benefit from the expanding middle-class populations in emerging markets. China's economy has been the target of a "hard landing" scare, but we see no evidence of that on the horizon, despite reports during this calendar year that show slightly slower growth in that economy. Looking forward, we believe there will be an easing in monetary policies in emerging-market countries in 2012, which could be a favorable development for the Fund's investments in companies focused there.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Asset Strategy Fund.

Asset Strategy Fund

Asset Allocation

Stocks	**82.3%**
Consumer Discretionary	31.6%
Information Technology	15.6%
Financials	12.2%
Energy	11.8%
Industrials	4.9%
Health Care	3.6%
Consumer Staples	2.1%
Materials	0.5%
Bullion (Gold)	**9.6%**
Purchased Options	**0.3%**
Bonds	**5.2%**
Corporate Debt Securities	3.9%
Senior Loans	1.2%
United States Government and Government Agency Obligations	0.1%
Cash and Cash Equivalents	**2.6%**

Country Weightings

North America	**38.9%**
United States	38.9%
Other North America	0.0%
Europe	**28.2%**
United Kingdom	9.4%
Germany	7.0%
Other Europe	11.8%
Pacific Basin	**20.2%**
China	13.2%
Hong Kong	5.0%
Other Pacific Basin	2.0%
Bullion (Gold)	**9.6%**
South America	**0.2%**
Cash and Cash Equivalents and Options	**2.9%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	261/320	82
3 Year	139/185	75
5 Year	9/95	10
10 Year	6/46	13

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector
Wynn Resorts, Limited	United States	Consumer Discretionary
ConocoPhillips	United States	Energy
Volkswagen AG	Germany	Consumer Discretionary
Sands China Ltd.	China	Consumer Discretionary
Apple Inc.	United States	Information Technology
Compagnie Financiere Richemont S.A.	Switzerland	Consumer Discretionary
Baidu.com, Inc., ADR	China	Information Technology
Delta Topco Limited	United Kingdom	Consumer Discretionary
ASML Holding N.V., Ordinary Shares	Netherlands	Information Technology
AIA Group Limited	Hong Kong	Financials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Asset Strategy Fund



Asset Strategy Fund, Class A Shares[1]										$24,794
S&P 500 Index										$16,818
Citigroup Broad Investment Grade Index										$17,512
Citigroup Short-Term Index for 1 Month Certificates of Deposit										$12,323
Barclays U.S. Aggregate Bond Index										$17,296
Barclays U.S. Treasury Bills: 1-3 Month Index										$11,916
Lipper Global Flexible Portfolio Funds Universe Average										$18,544

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-14.39%	-13.58%	-9.86%	-8.82%
5-year period ended 6-30-12	3.34%	3.52%	3.75%	4.92%
10-year period ended 6-30-12	9.50%	9.18%	9.25%	10.53%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Asset Strategy Fund (in thousands) JUNE 30, 2012

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 4.2%		
Compagnie Financiere Richemont S.A. (A)	1,495	$ 82,091
Prada S.p.A. (A)(B)	931	6,279
Prada S.p.A. (A)(B)(C)	4,468	30,152
		118,522
Application Software – 0.6%		
Intuit Inc.	269	15,965
Asset Management & Custody Banks – 3.5%		
Apollo Global Management, LLC	1,511	18,738
Blackstone Group L.P. (The)	2,993	39,117
Carlyle Group L.P. (The) (B)	1,024	22,950
KKR & Co. L.P.	1,415	18,237
		99,042
Automobile Manufacturers – 4.1%		
Bayerische Motoren Werke AG (A)	832	60,203
Hyundai Motor Company (A)	272	55,861
		116,064
Broadcasting – 2.3%		
CBS Corporation, Class B	2,004	65,675
Casinos & Gaming – 10.0%		
Sands China Ltd. (A)	1,047	3,368
Sands China Ltd. (A)(C)	30,006	96,530
Wynn Macau, Limited (A)	15,262	36,014
Wynn Resorts, Limited	1,410	146,223
		282,135
Communications Equipment – 0.8%		
Cisco Systems, Inc.	1,372	23,559
Computer Hardware – 3.1%		
Apple Inc. (B)	150	87,600
Construction & Farm Machinery & Heavy Trucks – 3.0%		
Caterpillar Inc.	513	43,584
Cummins Inc.	414	40,121
		83,705
Diversified Banks – 1.1%		
China Minsheng Banking Corp., Ltd., H Shares (A)(B)	6,029	5,399
China Minsheng Banking Corp., Ltd., H Shares (A)(B)(C)	29,128	26,083
		31,482
Diversified Metals & Mining – 0.5%		
Freeport-McMoRan Copper & Gold Inc., Class B	426	14,497
Hotels, Resorts & Cruise Lines – 1.7%		
Starwood Hotels & Resorts Worldwide, Inc.	918	48,670
Industrial Conglomerates – 2.0%		
Hutchison Whampoa Limited, Ordinary Shares (A)	6,591	57,170
Integrated Oil & Gas – 4.8%		
Exxon Mobil Corporation	176	15,077
Occidental Petroleum Corporation	470	40,338

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas (Continued)		
Royal Dutch Shell plc, Class A (A)	918	$ 30,979
StatoilHydro ASA (A)	1,155	27,538
Total S.A. (A)	571	25,687
		139,619
Internet Software & Services – 6.0%		
Baidu.com, Inc., ADR (B)(D)	657	75,501
Google Inc., Class A (B)	72	41,533
Tencent Holdings Limited (A)	1,884	55,646
		172,680
Investment Banking & Brokerage – 1.1%		
CITIC Securities Company Limited, H Shares (A)(B)	15,299	32,495
IT Consulting & Other Services – 1.9%		
Cognizant Technology Solutions Corporation, Class A (B)	879	52,724
Life & Health Insurance – 3.2%		
AIA Group Limited (A)	5,356	18,498
AIA Group Limited (A)(C)	19,271	66,563
Ping An Insurance (Group) Company of China, Ltd., A Shares (A)	879	6,363
		91,424
Mortgage REITs – 1.3%		
American Capital Agency Corp.	1,075	36,144
Movies & Entertainment – 2.6%		
Delta Topco Limited (E)	104,001	73,973
Multi-Line Insurance – 1.4%		
China Pacific Insurance (Group) Co. Ltd., H Shares (A)	11,825	38,588
Oil & Gas Drilling – 2.3%		
Seadrill Limited (A)	1,450	51,706
Seadrill Limited (A)(C)	378	13,471
		65,177
Oil & Gas Exploration & Production – 3.6%		
ConocoPhillips	1,810	101,137
Oil & Gas Refining & Marketing – 1.1%		
Phillips 66 (B)	919	30,559
Pharmaceuticals – 3.6%		
GlaxoSmithKline plc (A)	1,166	26,480
Pfizer Inc.	2,186	50,281
Sanofi-Aventis (A)	350	26,510
		103,271
Restaurants – 1.7%		
Starbucks Corporation	930	49,572
Semiconductor Equipment – 2.5%		
ASML Holding N.V., Ordinary Shares (A)	1,411	72,479
Semiconductors – 0.6%		
Intel Corporation	591	15,739
Specialized Finance – 0.7%		
CME Group Inc.	72	19,384

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 2.1%		
Philip Morris International Inc.	697	$ 60,838
TOTAL COMMON STOCKS – 77.4%		**$2,199,889**
(Cost: $1,734,584)		
PREFERRED STOCKS		
Automobile Manufacturers – 4.9%		
Volkswagen AG, 2.260% (A)(B)	629	99,672
Volkswagen AG, 2.260% (A)(B)(C)	252	39,861
		139,533
TOTAL PREFERRED STOCKS – 4.9%		**$ 139,533**
(Cost: $77,964)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Baidu.com, Inc., ADR, Call $130.00, Expires 9–24–12, OTC (Ctrpty: UBS AG)	233	76
BHP Billiton Limited, ADR, Call $70.00, Expires 11–19–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.) . .	169	42
Caterpillar Inc.: Call $110.00, Expires 8–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	279	1
Call $110.00, Expires 8–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.) . .	279	1
Cisco Systems, Inc.: Call $19.00, Expires 10–22–12, OTC (Ctrpty: Deutsche Bank AG)	5,581	162
Call $19.00, Expires 10–22–12	5,557	161
Compagnie Financiere Richemont S.A., Call CHF62.00, Expires 7–23–12, OTC (Ctrpty: Deutsche Bank AG)(F)	465	1
DAX Index: Put EUR6,200.00, Expires 7–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.)(F)	708	232
Put EUR5,850.00, Expires 8–20–12, OTC (Ctrpty: Goldman Sachs International)(F)	182	59
Put EUR5,950.00, Expires 8–20–12, OTC (Ctrpty: Goldman Sachs International)(F)	183	75
Put EUR6,150.00, Expires 8–20–12, OTC (Ctrpty: Citibank N.A.)(F)	177	119
Put EUR6,200.00, Expires 8–20–12, OTC (Ctrpty: JPMorgan Chase Bank N.A.)(F)	177	133
Exxon Mobil Corporation: Call $90.00, Expires 7–23–12	747	7
Call $90.00, Expires 7–23–12, OTC (Ctrpty: Citibank N.A.)	467	4
Freeport-McMoRan Copper & Gold Inc., Class B, Call $36.00, Expires 11–19–12	927	181
FTSE 100 Index: Put GBP5,250.00, Expires 7–20–12, OTC (Ctrpty: Citibank N.A.)(F)	334	79
Put GBP5,200.00, Expires 8–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.)(F)	83	63

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Put GBP5,300.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)(F)	83	$ 86
Put GBP5,450.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)(F)	81	133
Call GBP5,450.00, Expires 8–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.)(F)	82	135
Intel Corporation, Call $29.00, Expires 7–23–12	1,026	5
NASDAQ 100 Index: Put $2,500.00, Expires 7–20–12, OTC (Ctrpty: Citibank N.A.)	223	230
Put $2,525.00, Expires 7–23–12, OTC (Ctrpty: Deutsche Bank AG)	227	312
Put $2,400.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)	111	196
Put $2,450.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)	112	274
Put $2,550.00, Expires 8–20–12, OTC (Ctrpty: Citibank N.A.)	218	1,007
Rio Tinto plc, ADR: Call $52.50, Expires 10–22–12, OTC (Ctrpty: Goldman Sachs International)	278	52
Call $62.50, Expires 10–22–12, OTC (Ctrpty: Deutsche Bank AG)	279	7
Russell 2000 Index: Put $760.00, Expires 7–23–12, OTC (Ctrpty: Citibank N.A.)	1,494	590
Put $720.00, Expires 8–20–12, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	372	233
Put $730.00, Expires 8–20–12, OTC (Ctrpty: UBS AG)	373	278
Put $760.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)	729	926
S&P 500 Index: Put $1,290.00, Expires 7–20–12, OTC (Ctrpty: Deutsche Bank AG)	1,086	386
Put $1,300.00, Expires 7–23–12, OTC (Ctrpty: Goldman Sachs International)	1,078	490
Put $1,260.00, Expires 8–20–12	534	473
Put $1,280.00, Expires 8–20–12	534	611
Put $1,320.00, Expires 8–20–12	802	1,535
TOTAL PURCHASED OPTIONS – 0.3%		**$ 9,355**
(Cost: $30,711)		

CORPORATE DEBT SECURITIES	Principal	
Automobile Manufacturers – 0.1%		
Toyota Motor Credit Corporation, 3.800%, 1–18–15 (G)	$ 2,400	2,392
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	830	842
Independent Power Producers & Energy Traders – 0.2%		
CESP – Companhia Energetica de Sao Paulo, 9.750%, 1–15–15 (C)(F)	BRL7,150	5,170

Asset Strategy Fund *(in thousands)* JUNE 30, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 3.6%		
Delta Topco Limited,		
10.000%, 11–24–60 (E)(H)	$101,685	$ 101,657
TOTAL CORPORATE DEBT SECURITIES – 3.9%		**$ 110,061**
(Cost: $109,480)		

SENIOR LOANS		
Movies & Entertainment – 1.2%		
Formula One Holdings Ltd. and Alpha Topco Limited,		
6.250%, 4–30–18 (G)	34,804	34,717
TOTAL SENIOR LOANS – 1.2%		**$ 34,717**
(Cost: $34,130)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Mortgage-Backed Obligations – 0.1%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.500%, 9–15–17 (I)	734	45
5.000%, 11–15–17 (I)	258	6
5.000%, 4–15–19 (I)	530	17
5.500%, 3–15–23 (I)	595	65
5.000%, 5–15–23 (I)	84	1
5.000%, 8–15–23 (I)	179	4
5.500%, 10–15–25 (I)	2,725	380
5.500%, 3–15–31 (I)	143	1
5.500%, 10–15–32 (I)	1,163	48
5.500%, 5–15–33 (I)	1,629	236
6.000%, 11–15–35 (I)	1,072	174
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (I)	792	108
5.000%, 8–25–23 (I)	448	10
5.000%, 11–25–23 (I)	541	22
5.500%, 8–25–33 (I)	1,748	252
5.500%, 12–25–33 (I)	2,210	211
5.500%, 4–25–34 (I)	2,607	373
5.500%, 11–25–36 (I)	3,272	306
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 6–20–31 (I)	643	11
5.500%, 3–20–32 (I)	902	73
5.000%, 7–20–33 (I)	330	23
5.500%, 11–20–33 (I)	1,466	107
5.500%, 6–20–35 (I)	1,110	170
5.500%, 7–20–35 (I)	1,168	138
5.500%, 10–16–35 (I)	1,204	208
		2,989
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		**$ 2,989**
(Cost: $7,612)		

BULLION – 9.6%	Troy Ounces	Value
Gold	170	$ 272,223
(Cost: $151,566)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.5%		
Campbell Soup Co.,		
0.200%, 8–13–12 (J)	$ 4,000	3,999
Corporacion Andina de Fomento,		
0.170%, 7–18–12 (J)	5,000	5,000
Danaher Corporation,		
0.170%, 7–16–12 (J)	5,000	5,000
Ecolab Inc.:		
0.410%, 7–13–12 (J)	5,000	4,999
0.440%, 7–30–12 (J)	5,000	4,998
Google Inc.,		
0.100%, 7–12–12 (J)	7,000	7,000
L'Air Liquide S.A.,		
0.220%, 8–1–12 (J)	10,000	9,998
L'Oreal USA, Inc.,		
0.150%, 8–6–12 (J)	4,000	3,999
Prudential Funding LLC,		
0.130%, 7–2–12 (J)	3,811	3,811
St. Jude Medical, Inc.:		
0.200%, 7–16–12 (J)	16,405	16,404
0.190%, 7–23–12 (J)	7,000	6,999
		72,207
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (K)	176	176
TOTAL SHORT-TERM SECURITIES – 2.5%		**$ 72,383**
(Cost: $72,383)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$2,841,150**
(Cost: $2,218,430)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**3,554**
NET ASSETS – 100.0%		**$2,844,704**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	28,400	7–16–12	$—	$ 537
Sell	Euro	Deutsche Bank AG	20,400	7–17–12	—	355
Sell	Euro	Goldman Sachs International	70,900	7–20–12	—	1,270
					$—	$2,162

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Baidu.com, Inc., ADR	UBS AG	Put	233	September 2012	$ 120.00	$ 190	$ (267)
	UBS AG	Call	233	September 2012	150.00	152	(13)
BHP Billiton Limited, ADR	Morgan Stanley & Co., Inc.	Put	169	November 2012	55.00	46	(36)
Caterpillar Inc.	Morgan Stanley & Co., Inc.	Put	279	August 2012	90.00	102	(200)
	Goldman Sachs International	Put	279	August 2012	92.50	86	(252)
Cisco Systems, Inc.	Deutsche Bank AG	Put	5,581	October 2012	16.00	497	(335)
	N/A	Put	5,557	October 2012	16.00	424	(333)
Compagnie Financiere Richemont S.A.	Deutsche Bank AG	Put	465	July 2012	CHF 52.00	66	(69)
DAX Index	Morgan Stanley & Co., Inc.	Put	355	July 2012	EUR 5,550.00	147	(8)
	Morgan Stanley & Co., Inc.	Put	353	July 2012	5,600.00	170	(10)
	Goldman Sachs International	Put	182	August 2012	5,250.00	69	(11)
	Goldman Sachs International	Put	183	August 2012	5,350.00	95	(15)
	Citibank N.A.	Put	177	August 2012	5,550.00	55	(26)
	JPMorgan Chase Bank N.A.	Put	177	August 2012	5,600.00	47	(29)
Freeport-McMoRan Copper & Gold Inc., Class B	N/A	Put	927	November 2012	$ 28.00	158	(111)
FTSE 100 Index	Citibank N.A.	Put	334	July 2012	GBP 4,800.00	292	(11)
	Morgan Stanley & Co., Inc.	Put	83	August 2012	4,700.00	66	(15)
	Barclays Bank PLC	Put	83	August 2012	4,800.00	80	(20)
	Barclays Bank PLC	Put	81	August 2012	4,900.00	47	(25)
	Morgan Stanley & Co., Inc.	Put	82	August 2012	4,900.00	38	(26)
NASDAQ 100 Index	Deutsche Bank AG	Put	227	July 2012	$ 2,250.00	411	(19)
	Citibank N.A.	Put	223	July 2012	2,250.00	223	(18)
	Barclays Bank PLC	Put	111	August 2012	2,150.00	215	(34)
	Barclays Bank PLC	Put	112	August 2012	2,200.00	249	(53)
	Citibank N.A.	Put	218	August 2012	2,275.00	250	(162)
Rio Tinto plc, ADR	Goldman Sachs International	Put	278	October 2012	40.00	56	(45)
	Deutsche Bank AG	Put	279	October 2012	47.50	89	(120)
Russell 2000 Index	Citibank N.A.	Put	1,494	July 2012	680.00	1,494	(37)
	JPMorgan Chase Bank N.A.	Put	372	August 2012	650.00	291	(66)
	UBS AG	Put	373	August 2012	660.00	368	(86)
	Barclays Bank PLC	Put	729	August 2012	690.00	521	(259)
S&P 500 Index	Deutsche Bank AG	Put	1,086	July 2012	1,160.00	1,108	(41)
	Goldman Sachs International	Put	1,078	July 2012	1,170.00	1,011	(46)
	N/A	Put	534	August 2012	1,130.00	532	(103)
	N/A	Put	534	August 2012	1,150.00	639	(127)
	N/A	Put	802	August 2012	1,180.00	483	(269)
						$10,767	$(3,297)

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $277,830 or 9.8% of net assets.

(D) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(E) Restricted and illiquid securities. At June 30, 2012, the Fund owned the following restricted and illiquid securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Limited	1–23–12 to 5–1–12	104,001	$ 66,940	$ 73,973
		Principal		
Delta Topco Limited, 10.000%, 11–24–60	1–23–12 to 6–18–12	$101,685	102,924	101,657
			$169,864	$175,630

The total value of these securities represented 6.2% of net assets at June 30, 2012.

(F) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CHF – Swiss Franc, EUR – Euro and GBP – British Pound).

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

(H) Payment-in-kind bonds.

(I) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(J) Rate shown is the yield to maturity at June 30, 2012.

(K) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 310,140	$ 370,498	$ 73,973
Consumer Staples	60,838	—	—
Energy	187,111	149,381	—
Financials	154,570	193,989	—
Health Care	50,280	52,990	—
Industrials	83,705	57,170	—
Information Technology	312,622	128,125	—
Materials	14,497	—	—
Total Common Stocks	$1,173,763	$ 952,153	$ 73,973
Preferred Stocks	—	139,533	—
Purchased Options	2,973	6,382	—
Corporate Debt Securities	—	8,404	101,657
Senior Loans	—	34,717	—
United States Government Agency Obligations	—	2,989	—
Bullion	272,223	—	—
Short-Term Securities	—	72,383	—
Total	$1,448,959	$1,216,561	$ 175,630
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 2,162	$ —
Written Options	$ 943	$ 2,354	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Investment Funds	Corporate Debt Securities
Beginning Balance 7–1–11	$ —	$ 4,609	$ —
Net realized gain (loss)	—	(4,711)	—
Net change in unrealized appreciation (depreciation)	7,033	2,659	(1,267)
Purchases	66,940	—	151,986
Sales	—	(2,557)	(49,062)
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 6–30–12	$ 73,973	$ —	$101,657
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-12	$ 7,033	$ —	$ (1,267)

Asset Strategy Fund *(in thousands)*

Quantitative Information about Level 3 fair value measurements:

At June 30, 2012, Waddell & Reed Advisors Asset Strategy Fund held investments in private-placement common stock (minority stake) and corporate debt securities of an issuer. Because of the unique nature of these securities, the Fund determined the enterprise value of the issuer after considering the results of multiple valuation methodologies, including both a comparison to market comparable companies and a discounted cash flow model. The total enterprise value was then allocated between the common stock and corporate debt securities held by the Fund.

Under the market comparable companies' model, the most significant input was the price-earnings ratio, for which a range of 19 to 22 was considered to be the range that market participants would take into account when pricing the issuer.

Using a discounted cash flows model, the most significant inputs (and related range of assumptions anticipated to be used by market participants) were the long-term growth rate (1.5% – 3.5%), the weighted average cost of capital (7.5% – 9.0%), the anticipated future tax rate (2.5% – 23%), and the projected future gross profit percentage (2.5% – 9.8%).

The Fund also applied an illiquidity discount of 5 – 10% for purposes of this valuation.

Significant changes in any of these inputs would result in a significantly lower or higher fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	38.9%
China	13.2%
United Kingdom	9.4%
Germany	7.0%
Hong Kong	5.0%
Norway	3.3%

Country Diversification (Continued)

Switzerland	2.9%
Netherlands	2.5%
South Korea	2.0%
France	1.8%
Italy	1.3%
Other Countries	0.2%
Other+	12.5%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Cynthia P. Prince-Fox

Below, Cynthia P. Prince-Fox, portfolio manager of Waddell & Reed Advisors Continental Income Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. She has managed the Fund since 1993 and has 29 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Continental Income Fund (Class A shares at net asset value)	3.42%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	5.45%
Barclays Capital U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	8.78%
Citigroup Treasury/Government Sponsored/Credit Index (generally reflects the performance of securities in the bond market)	8.71%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–0.18%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple asset classes.

Please note that in January 2012, the Fund's fixed-income benchmark was changed to the Barclays Capital U.S. Government/Credit Index. In general, the Fund invests a portion of its total assets in either debt securities or preferred stocks, or both, in order to provide income and relative stability of capital. The Fund ordinarily invests at least 25 percent of its total assets in fixed-income securities. The majority of the Fund's debt securities are either U.S. government securities or investment-grade corporate bonds. We believe this new index is more representative of the types of fixed-income of securities in which the Fund invests. For comparison purposes, both the Barclays Capital U.S. Government/Credit Index and the Citigroup Treasury/Government Sponsored/Credit Index are included in this report.

Solid performance against volatile backdrop

The Fund's strong performance (before the effects of sales charges) relative to its Lipper category was driven primarily by sector selection. The main driver in sector selection came from the consumer staples area, where five of the top 10 overall contributors were found. While overall security selection was a slight negative, we had strong security selection in materials, consumer staples and telecommunications services. From an asset allocation standpoint, both asset classes played a key role in the

overall performance of the Fund. Positive returns in the equity portion of the portfolio augmented the strength in the bond side, in what turned out to be a rough ride for most equity investors. The fixed-income portfolio was relatively short duration when compared to its benchmark based on our belief that rates were not headed meaningfully lower. As a result, the fixed-income portfolio significantly underperformed its index.

Through the first half of the year, the Fund was positioned to be more procyclical, favoring stocks in the industrial and energy sectors. We pared back exposure to these areas as sentiment-driven swings in the market were abrupt and frequent as investors reacted to the many macroeconomic reports from various economies around the globe. We remained skeptical of Europe's ability to fix its problems without more pain, but found it difficult to handicap the depth and timing of that pain.

Equity markets spent most of the year reacting to the sovereign debt crisis in Europe and worrying about rising inflation and a possible economic slowdown in China. While these events made for a highly volatile and challenging environment on a global basis, the U.S. equity markets posted some of the best returns for the calendar year. Although the year proved to be volatile, we stood by our long-term themes. This strategy helped us to avoid getting whipsawed by the markets and resulted in the Fund's equity portfolio performing well against the S&P 500 index. Additionally, the Fund's fixed income side acted as a ballast to its equity side during market sell-offs, as the fixed holdings are mostly highly rated investment-grade and government securities.

Sources of strength

Top contributors to overall performance were names that fell into either the technology or consumer staples sectors. While the economy continued to muddle along, consumers were willing to spend on things in which they placed the greatest personal value, such as electronic gadgets, cosmetics and lifestyle products and services. One of the highlights for the year and a top contributor was Whole Foods Market, Inc. For the fiscal year, Whole Foods' stock is up just over 50 percent. The company has made a remarkable comeback from the depths of the 2009 recession and appears to be evolving into a global health and wellness brand that is resonating with consumers looking for better ways to eat. The company has dramatically improved its balance sheet and significantly improved store productivity by driving sales and margin-enhancing initiatives. The company continues to experience success as it enters new markets across the U.S. and Canada.

Another key contributor to overall performance was Apple Inc., which has been a source of performance for almost a decade. We were greatly saddened by the passing of Steve Jobs. When Jobs resigned as CEO in August, it was a signal that the end was near, so the market had largely come to terms with the fact that his death was imminent. Jobs left behind a strategic plan that likely includes products for at least the next three to five years. In our view, there is not a more capable CEO replacement than Tim Cook. Also, the design and marketing teams behind Jobs have operated flawlessly for almost a decade. As the last fiscal year came to a close, the company rolled out its latest iPad and announced a plan to return cash to shareholders in the form of a dividend. We remain an investor in Apple Inc.

A few laggards

Detractors from performance were found in health care and energy. Security selection for our health care names was the primary reason for underperformance within that sector. For energy, we see twin wildcards — the European economy and Mideast instability — making a directional call difficult in the near term. Given our attempt to reduce the procyclical stance in the Fund, we did pare back our exposure to energy. More specifically, we eliminated those holdings most exposed to natural gas. We harvested losses given the possibility that intermediate natural gas prices would remain low in the coming quarters. However, our underlying fundamental thesis, premised on rising global demand and constraints to both OPEC and non-OPEC supply, remains very much intact. Our key area of focus was in oil service, as the industry is more levered to the price of oil compared to the price of natural gas, there is improving Gulf of Mexico exploration activity and oil prices aren't coming off a super spike that hurt economic demand, as was the case in 2008.

A blow to optimism

Our optimism at the start of the year was based on economic evidence that pointed toward acceleration in business activity and increased confidence among consumers and corporations. Small business optimism rose to a three-year high, and retail sales were better than expected as we entered 2011. Consumer confidence had climbed to a six-month high by mid-year, according to a University of Michigan survey. Durable goods orders and personal income and spending also provided confirmation that the expansion was self-sustaining. This optimism was quickly pushed to the sidelines as we witnessed the Standard & Poor's downgrade U.S. debt on Aug. 5, 2011, and the euro sovereign debt crisis moved to the "breaking news" flash on a daily basis. As this crisis unfolded, our baseline assumption was that the U.S. economy was not headed for a double dip, barring a financial crisis similar to 2008. Our belief was based on the assumption that what typically drives us into recession is an excess or overheating in different areas of the economy. Looking at big ticket spending (housing, autos, etc.), it's hard to find overheating, as housing hasn't recovered and is so small relative

to gross domestic product (GDP), it could be hard to get a drop in construction large enough to push GDP lower. Also, while autos have been one of the few bright spots in spending, scrappage rates for autos are still well above the selling rate. In other words, there are fewer cars on the road than there were three years ago.

Looking back, forward

As we look back on late 2011 and the first half of 2012, we are constantly reminded of the global financial crisis of 2008 and 2009. On the surface, the pronounced market volatility and uncertainty that the crisis produced seems eerily similar to what we experienced this fiscal year. However, the current environment offers some distinct and important differences, in our view. Three years ago, companies were faced with declining economic growth and heavy debt burdens. Though market volatility this year has mirrored the 2008 period, companies are in much better condition today than they were back then. Balance sheets are also in far better shape today than they were in 2008, especially given the strong credit markets that have allowed companies to issue debt at very attractive long-term rates. In turn, companies are raising dividends and buying back their own stock. This is in sharp contrast to 2008, when a large number of companies had to cut or eliminate their dividend and stock buyback programs. While we are cognizant of the uncertain global economic landscape, we remain focused on our process of finding investments that offer attractive return potential over the long-term.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Continental Income Fund.

Continental Income Fund

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**71.5%**
Information Technology	14.3%
Consumer Discretionary	13.7%
Consumer Staples	13.2%
Health Care	8.0%
Energy	7.4%
Financials	5.4%
Industrials	5.2%
Utilities	2.0%
Materials	1.3%
Telecommunication Services	1.0%
Bonds	**26.4%**
Corporate Debt Securities	17.0%
United States Government and Government Agency Obligations	8.7%
Other Government Securities	0.7%
Cash and Cash Equivalents	**2.1%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Allergan, Inc.	Health Care
Limited Brands, Inc.	Consumer Discretionary
Brown-Forman Corporation, Class B	Consumer Staples
Philip Morris International Inc.	Consumer Staples
National Oilwell Varco, Inc.	Energy
Mead Johnson Nutrition Company	Consumer Staples
Microchip Technology Incorporated	Information Technology
PNC Financial Services Group, Inc. (The)	Financials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	109/568	20
3 Year	40/531	8
5 Year	6/475	2
10 Year	20/255	8

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Continental Income Fund



Continental Income Fund, Class A Shares[1]				$17,790
S&P 500 Index				$16,818
Barclays U.S. Government/Credit Index				$17,560
Citigroup Treasury/Govt Sponsored/Credit Index				$17,726
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average				$16,571

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-2.53%	-1.79%	2.38%	3.74%
5-year period ended 6-30-12	3.59%	3.54%	3.84%	5.14%
10-year period ended 6-30-12	5.93%	5.47%	5.54%	6.88%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Continental Income Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.6%		
Honeywell International Inc.	122	$ 6,790
Precision Castparts Corp.	63	10,330
		17,120
Apparel Retail – 2.0%		
Limited Brands, Inc.	310	13,163
Application Software – 1.5%		
Intuit Inc.	166	9,846
Asset Management & Custody Banks – 0.6%		
Northern Trust Corporation	79	3,654
Auto Parts & Equipment – 1.3%		
BorgWarner Inc. (A)	133	8,710
Brewers – 2.3%		
Anheuser-Busch InBev S.A., ADR (A)	192	15,309
Broadcasting – 1.6%		
CBS Corporation, Class B	323	10,598
Communications Equipment – 1.0%		
QUALCOMM Incorporated	113	6,286
Computer Hardware – 3.5%		
Apple Inc. (A)	40	23,302
Department Stores – 1.3%		
Macy's Inc.	251	8,636
Distillers & Vintners – 1.9%		
Brown-Forman Corporation, Class B	130	12,610
Electric Utilities – 1.3%		
PPL Corporation	292	8,107
Fertilizers & Agricultural Chemicals – 1.3%		
Monsanto Company	102	8,468
Food Retail – 1.4%		
Whole Foods Market, Inc.	99	9,446
Footwear – 1.2%		
NIKE, Inc., Class B	92	8,076
Health Care Distributors – 1.2%		
Henry Schein, Inc. (A)	96	7,543
Health Care Equipment – 0.9%		
Covidien plc	110	5,880
Hotels, Resorts & Cruise Lines – 1.6%		
Hyatt Hotels Corporation, Class A (A)	279	10,383
Household Products – 1.2%		
Colgate-Palmolive Company	75	7,797
Integrated Oil & Gas – 0.9%		
Exxon Mobil Corporation	71	6,041
Integrated Telecommunication Services – 1.0%		
AT&T Inc.	178	6,358
Internet Software & Services – 2.0%		
eBay Inc. (A)	110	4,630
Google Inc., Class A (A)	14	8,178
		12,808
Life Sciences Tools & Services – 1.1%		
Mettler-Toledo International Inc. (A)	47	7,356

COMMON STOCKS (Continued)	Shares	Value
Motorcycle Manufacturers – 1.6%		
Harley-Davidson, Inc.	224	$ 10,257
Multi-Utilities – 0.7%		
DTE Energy Company	79	4,663
Oil & Gas Equipment & Services – 2.7%		
National Oilwell Varco, Inc.	186	12,005
Schlumberger Limited	88	5,699
		17,704
Oil & Gas Exploration & Production – 2.9%		
Cabot Oil & Gas Corporation	203	7,982
ConocoPhillips	199	11,138
		19,120
Oil & Gas Refining & Marketing – 0.5%		
Phillips 66 (A)	100	3,312
Oil & Gas Storage & Transportation – 0.4%		
Regency Energy Partners LP	101	2,391
Other Diversified Financial Services – 0.7%		
JPMorgan Chase & Co.	130	4,627
Packaged Foods & Meats – 3.3%		
Hershey Foods Corporation	125	8,989
Mead Johnson Nutrition Company	149	11,996
		20,985
Personal Products – 1.2%		
Estee Lauder Companies Inc. (The), Class A	144	7,799
Pharmaceuticals – 4.8%		
Allergan, Inc.	144	13,330
GlaxoSmithKline plc, ADR	181	8,230
Johnson & Johnson	148	9,972
		31,532
Property & Casualty Insurance – 2.4%		
Berkshire Hathaway Inc., Class B (A)	107	8,950
Travelers Companies, Inc. (The)	102	6,524
		15,474
Railroads – 2.6%		
Kansas City Southern	99	6,873
Union Pacific Corporation	85	10,117
		16,990
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	184	11,269
Restaurants – 3.1%		
McDonald's Corporation	106	9,402
Starbucks Corporation	195	10,418
		19,820
Semiconductor Equipment – 1.9%		
ASML Holding N.V., NY Registry Shares	149	7,682
KLA-Tencor Corporation	92	4,541
		12,223
Semiconductors – 1.7%		
Microchip Technology Incorporated	343	11,346
Systems Software – 2.7%		
Microsoft Corporation	253	7,739
Oracle Corporation	338	10,042
		17,781

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 1.9%		
Philip Morris International Inc.	143	$ 12,443
TOTAL COMMON STOCKS – 71.5%		$ 467,233
(Cost: $336,988)		

CORPORATE DEBT SECURITIES	Principal	
Aerospace & Defense – 0.1%		
United Technologies Corporation,		
1.200%, 6–1–15	$ 400	405
Apparel Retail – 0.9%		
Limited Brands, Inc.:		
6.625%, 4–1–21	2,915	3,185
5.625%, 2–15–22	744	766
LVMH Moet Hennessy Louis Vuitton,		
1.625%, 6–29–17 (B)	2,000	2,000
		5,951
Automobile Manufacturers – 0.8%		
Ford Motor Company, Convertible,		
4.250%, 11–15–16	4,000	5,561
Toyota Motor Credit Corporation,		
2.050%, 1–12–17	500	511
		6,072
Banking – 0.2%		
Commonwealth Bank of Australia		
New York,		
1.950%, 3–16–15	1,350	1,359
Biotechnology – 0.3%		
Amgen Inc.,		
2.125%, 5–15–17	2,250	2,277
Brewers – 0.5%		
Anheuser-Busch InBev Worldwide Inc.:		
3.000%, 10–15–12	1,000	1,007
5.375%, 11–15–14	1,500	1,654
SABMiller Holdings Inc.,		
3.750%, 1–15–22 (B)	250	266
		2,927
Broadcasting – 0.9%		
CBS Corporation:		
8.875%, 5–15–19	2,000	2,646
4.300%, 2–15–21	1,500	1,606
Discovery Communications, LLC:		
4.375%, 6–15–21	750	815
3.300%, 5–15–22	900	909
		5,976
Cable & Satellite – 0.2%		
DIRECTV Holdings LLC,		
2.400%, 3–15–17	750	755
DIRECTV Holdings LLC and DIRECTV		
Financing Co., Inc.,		
3.500%, 3–1–16	500	528
		1,283
Communications Equipment – 0.1%		
Cisco Systems, Inc.,		
2.900%, 11–17–14	500	526

CORPORATE DEBT SECURITIES (continued)	Principal	Value
Construction & Farm Machinery & Heavy Trucks – 0.5%		
Caterpillar Inc.:		
0.567%, 11–21–12 (C)	$ 300	$ 300
1.375%, 5–27–14	1,500	1,520
John Deere Capital Corporation,		
5.250%, 10–1–12	1,250	1,265
		3,085
Consumer Finance – 0.6%		
American Express Credit Corporation,		
5.125%, 8–25–14	400	432
Capital One Financial Corporation,		
2.125%, 7–15–14	500	504
Caterpillar Financial Services Corporation,		
1.550%, 12–20–13	500	507
Ford Motor Credit Company LLC:		
3.875%, 1–15–15	500	515
7.000%, 4–15–15	1,500	1,668
USAA Capital Corporation,		
1.050%, 9–30–14 (B)	500	498
		4,124
Data Processing & Outsourced Services – 0.4%		
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	2,600	2,810
Distillers & Vintners – 0.1%		
Beam Inc.,		
1.875%, 5–15–17	900	905
Diversified Banks – 0.8%		
Bank of Montreal,		
1.300%, 10–31–14 (B)	1,500	1,520
Bank of New York Mellon Corporation (The),		
1.500%, 1–31–14	1,250	1,265
Barclays Bank plc,		
2.375%, 1–13–14	600	601
U.S. Bancorp,		
4.200%, 5–15–14	1,500	1,597
Wells Fargo & Company,		
3.676%, 6–15–16 (C)	250	266
		5,249
Diversified Capital Markets – 0.1%		
Deutsche Bank AG,		
3.450%, 3–30–15	750	777
Diversified Chemicals – 0.2%		
E.I. du Pont de Nemours and Company,		
3.250%, 1–15–15	1,000	1,064
Diversified Metals & Mining – 0.2%		
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	1,000	1,142
Drug Retail – 0.3%		
CVS Caremark Corporation,		
3.250%, 5–18–15	2,000	2,105
Education Services – 0.2%		
Yale University,		
2.900%, 10–15–14	1,000	1,054
Environmental & Facilities Services – 0.1%		
Republic Services, Inc.,		
5.000%, 3–1–20	500	566

Continental Income Fund *(in thousands)* JUNE 30, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Company, 2.750%, 4–15–16	$ 500	$ 530
General Merchandise Stores – 0.1%		
Target Corporation, 1.125%, 7–18–14	500	505
Health Care Equipment – 0.1%		
Stryker Corporation, 2.000%, 9–30–16	500	512
Health Care Services – 0.3%		
Quest Diagnostics Incorporated, 3.200%, 4–1–16	2,000	2,093
Health Care Supplies – 0.1%		
DENTSPLY International Inc., 2.750%, 8–15–16	750	763
Home Improvement Retail – 0.1%		
Home Depot, Inc. (The), 4.400%, 4–1–21	375	433
Household Products – 0.0%		
Colgate-Palmolive Company, 1.250%, 5–1–14	250	253
Hypermarkets & Super Centers – 0.1%		
Wal-Mart Stores, Inc., 2.875%, 4–1–15	875	928
Industrial Gases – 0.4%		
Praxair, Inc.:		
4.375%, 3–31–14	2,500	2,658
3.000%, 9–1–21	500	515
		3,173
Industrial Machinery – 0.5%		
Eaton Corporation, 0.798%, 6–16–14 (C)	750	752
Illinois Tool Works Inc., 5.150%, 4–1–14	2,500	2,689
		3,441
Integrated Oil & Gas – 0.5%		
Cenovus Energy Inc., 4.500%, 9–15–14	1,000	1,068
ConocoPhillips, 4.750%, 2–1–14	2,500	2,655
		3,723
Integrated Telecommunication Services – 0.3%		
AT&T Inc., 4.850%, 2–15–14	2,000	2,131
IT Consulting & Other Services – 0.7%		
International Business Machines Corporation:		
2.100%, 5–6–13	3,000	3,040
1.250%, 5–12–14	2,000	2,021
		5,061
Leisure Products – 0.1%		
Mattel, Inc., 2.500%, 11–1–16	500	514

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance – 0.8%		
MetLife Global Funding I:		
2.000%, 1–10–14 (B)	$ 1,000	$ 1,010
5.125%, 6–10–14 (B)	1,500	1,608
Metropolitan Life Global Funding I, 2.500%, 9–29–15 (B)	1,500	1,538
Prudential Financial, Inc., 4.750%, 9–17–15	1,000	1,077
		5,233
Movies & Entertainment – 0.2%		
Viacom Inc., 4.375%, 9–15–14	1,000	1,071
Multi-Utilities – 0.2%		
Duke Energy Ohio, Inc., 2.100%, 6–15–13	1,000	1,015
Office Electronics – 0.2%		
Xerox Corporation, 4.250%, 2–15–15	1,000	1,060
Oil & Gas Equipment & Services – 0.1%		
Schlumberger S.A. (GTD by Schlumberger Limited), 2.650%, 1–15–16 (B)	500	524
Oil & Gas Exploration & Production – 0.4%		
EOG Resources, Inc., 2.500%, 2–1–16	1,000	1,041
Southwestern Energy Company, 4.100%, 3–15–22 (B)	1,350	1,370
		2,411
Other Diversified Financial Services – 1.1%		
JPMorgan Chase & Co.:		
4.650%, 6–1–14	3,000	3,158
3.450%, 3–1–16	2,000	2,074
3.150%, 7–5–16	750	772
7.900%, 4–29–49 (C)	1,000	1,096
		7,100
Packaged Foods & Meats – 0.8%		
Kellogg Company, 4.450%, 5–30–16	1,000	1,107
Kraft Foods Inc., 4.125%, 2–9–16	2,000	2,179
Unilever Capital Corporation, 2.750%, 2–10–16	1,000	1,058
		4,344
Pharmaceuticals – 0.5%		
Novartis Capital Corporation, 1.900%, 4–24–13	500	506
Roche Holdings Ltd, 5.000%, 3–1–14 (B)	1,906	2,034
		2,540
Railroads – 0.1%		
Burlington Northern Santa Fe, LLC, 3.050%, 3–15–22	900	909
Restaurants – 0.1%		
YUM! Brands, Inc., 4.250%, 9–15–15	500	541

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Retail Stores – 0.1%		
Dollar General Corporation,		
4.125%, 7–15–17	$ 450	$ 456
Fifth & Pacific Companies, Inc.,		
10.500%, 4–15–19 (B)	400	445
		901
Semiconductors – 0.2%		
Broadcom Corporation,		
2.700%, 11–1–18	750	773
Texas Instruments Incorporated,		
0.647%, 5–15–13 (C)	500	502
		1,275
Soft Drinks – 0.2%		
PepsiCo, Inc.,		
3.750%, 3–1–14	1,250	1,311
Systems Software – 0.1%		
Microsoft Corporation,		
2.950%, 6–1–14	500	523
Tobacco – 0.1%		
Philip Morris International Inc.,		
4.500%, 3–26–20	750	867
Wireless Telecommunication		
Service – 0.9%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15	2,500	2,659
American Tower Corporation:		
4.625%, 4–1–15	1,500	1,588
4.700%, 3–15–22	1,140	1,171
		5,418
TOTAL CORPORATE DEBT SECURITIES – 17.0%		**$ 110,760**

(Cost: $104,101)

OTHER GOVERNMENT SECURITIES

	Principal	Value
Israel – 0.2%		
State of Israel,		
4.000%, 6–30–22	1,250	1,295
Qatar – 0.2%		
State of Qatar,		
4.000%, 1–20–15 (B)	1,500	1,580
Supranational – 0.3%		
International Bank for Reconstruction and		
Development,		
2.375%, 5–26–15	1,650	1,742
TOTAL OTHER GOVERNMENT SECURITIES – 0.7%		**$ 4,617**

(Cost: $4,379)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.5%		
National Archives Facility Trust,		
8.500%, 9–1–19	2,361	2,956

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations – 0.6%		
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificates:		
6.500%, 12–1–31	$ 135	$ 154
6.500%, 1–1–32	130	148
Federal National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
4.500%, 7–1–18	826	890
4.500%, 9–1–19	1,933	2,074
Government National Mortgage		
Association Fixed Rate Pass-Through		
Certificates:		
4.000%, 9–15–18	883	960
6.500%, 8–15–28	153	178
		4,404
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.1%		**$ 7,360**

(Cost: $6,442)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Inflation Protected		
Obligations – 0.6%		
United States Treasury Notes,		
3.000%, 7–15–12 (D)	3,839	3,841
Treasury Obligations – 7.0%		
United States Treasury Bonds:		
7.250%, 5–15–16	8,500	10,662
6.250%, 8–15–23	5,000	7,268
United States Treasury Notes:		
4.250%, 11–15–14	10,000	10,916
4.250%, 8–15–15	15,000	16,761
		45,607
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 7.6%		**$ 49,448**

(Cost: $42,755)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 1.3%		
Citigroup Funding Inc.,		
0.400%, 7–2–12 (E)	1,537	1,537
E.I. du Pont de Nemours and Company,		
0.150%, 7–11–12 (E)	5,000	5,000
Illinois Tool Works Inc.,		
0.120%, 7–12–12 (E)	2,291	2,291
		8,828
Master Note – 0.5%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (F)	3,007	3,007
TOTAL SHORT-TERM SECURITIES – 1.8%		**$ 11,835**

(Cost: $11,835)

TOTAL INVESTMENT SECURITIES – 99.7%		**$ 651,253**

(Cost: $506,500)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**2,186**

NET ASSETS – 100.0%		**$ 653,439**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $14,393 or 2.2% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

(D) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(E) Rate shown is the yield to maturity at June 30, 2012.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$467,233	$ —	$ —
Corporate Debt Securities	—	110,760	—
Other Government Securities	—	4,617	—
United States Government Agency Obligations	—	7,360	—
United States Government Obligations	—	49,448	—
Short-Term Securities	—	11,835	—
Total	$467,233	$184,020	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Core Investment Fund

 

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Waddell & Reed Advisors Core Investment Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2012. They have co-managed the Fund since 2006. Both men have 14 years of industry experience.

Erik R. Becker   Gustaf C. Zinn

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Core Investment Fund (Class A shares at net asset value)	2.68%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	5.45%
Lipper Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.94%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Continued global volatility, issues in Europe

Despite a large amount of volatility, the equity market increased modestly over the year ending June 30, 2012 and only 4 percent or so off of post-recession highs. The year began on an optimistic tone following a summer of strong earnings announcements over the broad scope but soon gave way to a period of risk aversion in the fall as the European sovereign debt crisis again reared its ugly head. As has been the case throughout the past two years in Europe, officials only seem to respond when pressed by passing a series of measures that provide nearly unlimited liquidity or access to funding to European banking institutions.

The U.S. equity market bottomed in early October 2011. From that point it increased nearly 30 percent by the end of first quarter 2012 on seemingly calmer conditions in Europe (post the major move by the European Central Bank [ECB] to provide nearly unlimited funding for banks) and generally stronger conditions on the domestic front. Here at home, unemployment continued to moderate, consumer spending grew modestly and corporations continued to operate at record-high margin levels following the significant cost restructuring during the 2008-09 recession. But as we have said before, the austerity in Europe is real as several countries must reduce fiscal deficits to respond to their inability to borrow money. Weakening economic news in Europe in conjunction with further slowing in the Chinese economy and less robust labor reports out of the U.S., have led to a pullback in the equity market following the March peak.

The equity market over the past fiscal year has been led by the defensive sectors such as telecommunications, utilities and consumer staples. This is largely in response to the unwillingness of investors to see through the troubles in Europe, weakening growth in China, and general macro-economic uncertainty in the U.S. Many companies in these sectors also provide substantial dividend yields that are more highly sought after in a low interest rate environment. The sectors that lagged the market over the past year (for largely the same reasons) were energy, materials and financials.

Against this difficult backdrop, the Fund underperformed its benchmark index but fared better than its peer funds (before the effects of sales charges). The bulk of underperformance was delivered by the Fund's exposure to the beleaguered energy sector. Although the Fund's weighting was generally in line with that of the index, untimely selection restrained results. Top detractors were selected energy firms Halliburton Company and Schlumberger Limited. Halliburton, an oilfield services company that conducts business in approximately 80 countries, underperformed due to its exposure to the North American activity, which was affected by lower pressure pumping margins due to lower natural gas prices and lower natural gas drilling rig counts. Schlumberger struggled as oil prices for crude oil slumped later in the year in line with slowing growth in developing countries, major political unrest, natural disasters and European debt.

Although Apple Inc., the Fund's top-contributor during the period hailed from the technology arena, other holdings in this sector restrained results. A top detractor was First Solar, Inc., one of the world's leading manufacturers of photovoltaic solar modules and systems. Its success in recent years has been driven by its efforts to continuously drive down the cost of solar energy to levels that compete on a non-subsidized basis with the price of retail electricity in key markets throughout the world. Despite the effectiveness of its proprietary, thin-film semiconductor technology — which is among the lowest-cost in the world — the alternative energy market and in particular the solar power market in the U.S. has slowed due to over capacity, declining prices and dwindling subsidies, which dampened First Solar's recent performance. Management turnover and turmoil also weighed on the stock during the period. First Solar is no longer a Fund holding.

There were a few bright spots, however. The Fund's stake in consumer staples and materials firms helped mitigate some of the damage delivered by information technology. Top names in these arenas included Anheuser-Busch InBev, the world's largest brewer with nearly 25 percent global market shares and one of the world's top consumer products companies and Whole Foods Market, Inc.

Some strategic shifts

During the past year, we started a process of replacing some of the Fund's cyclical exposure with companies whose ability to grow, in our view, is more independent of the macro economy. We believe much of the cost cutting that occurred in the past recession has now been reflected accurately in market expectations. In addition, the sales growth outlook, while improving modestly in the U.S., is likely decelerating in Europe and emerging markets. While cyclical areas of the market have remained strong recently, we continue to have high conviction in this direction. We have recently identified a new investment theme levered to this idea that we call the worldwide adoption of premier global brands. Holdings following this theme include Polo Ralph Lauren Corporation, Discovery Holding Company and Starbucks Corporation. These companies offer what we believe is a combination of dominant established brands with sustainable runways for long-term growth. A second focus in the portfolio that we remain committed to is a high emphasis on capital return in the form of dividends and stock buybacks. We believe capital return is increasingly important because, due to the sub-par growth in the economy, the market remains skeptical of large capital expenditures and is rewarding companies that return excess capital to shareholders. Companies that we believe have underappreciated earnings prospects, as well as a strong capital return story, include Time Warner Cable Inc., Pfizer Inc. and General Electric Company.

Outlook

While several risks remain, we are generally optimistic about the second half of 2012 as it relates to the U.S. equity markets. While it's certainly easy to talk oneself into being bearish if one just focuses on the daily headlines suggesting catastrophe in Europe, slowing growth in China, a pending fiscal cliff in the U.S. if current tax laws are not extended and political discourse everywhere.

We believe the sovereign debt issues in Europe are being addressed in a logical manner, but that the solution will not come overnight. Realistically, it takes time to align 17 disparate democracies to create an institutional framework to align fiscal, monetary and regulatory policy that will allow the Eurozone to deal with the myriad issues that led to profligate spending and deteriorating conditions in the peripheral nations. Authorities in the eurozone, namely the ECB and stronger nations such as Germany, do have tools to ensure the continued existence of the eurozone and a common currency. However, Europe will not be a source of growth for U.S. companies for some time. The International Strategy and Investments research firm has counted about 200 stimulative policy initiatives around the world over the past 10 months after a long period of policy tightening to deal with rapid growth and inflation coming out of the 2008-09 recession. Growth and inflation has slowed materially and, therefore, policymakers are becoming far more stimulative. Time will tell how effective these measures will be but historically aggressive monetary and fiscal stimulus has led to the resumption of growth.

Here in the U.S., we continue to grapple with somewhat slower growth and tremendous political discourse. The discourse has fostered an environment of regulatory and fiscal uncertainty that has proved to slow the expansion post the great recession. We believe that over the next six months the market may begin to discount an environment of greater political compromise to deal with both short-term (whether to extend tax cuts) and long-term (entitlement spending) issues regardless of the outcome of the November election. Compromise is the only solution. Other indicators are positive. More evidence exists that housing has indeed bottomed. New housing orders are up substantially over a year ago, prices appear to have increased and confidence in a sustained recovery has improved. Other positive news includes the remarkable growth in U.S. oil and natural gas production and a manufacturing renaissance that will play out over a number of years as a result.

While we are somewhat optimistic about the next six months given the abundance of negativity built into market valuations and the factors mentioned above, we continue to believe the strategy of focusing on companies with earnings catalysts that are independent of the macro economy is the right one. Throughout the past quarter we continued to adjust in this vein and added companies such as AT&T Inc., Amazon.com Inc., Target Corp. and Sherwin-Williams Company that have identifiable margin and or revenue catalysts that are not reflected in current valuations. We sold companies such as Halliburton Company, Devon Energy Corporation and Air Products and Chemicals, Inc. to further reduce cyclical exposure. We continued to build on our theme of adding strong global consumer brands that can succeed both in the U.S. and in developing regions. And we continue in our belief that companies making wise decisions to redeploy cash flow to buy back stock and or pay dividends will be rewarded in an environment of historically low equity valuations and interest rate levels.

Regardless of the environment ahead, we continue to focus on our core belief that we can add value over the long term by finding companies with long-term earnings power that is above current market expectations. We look forward to updating you in the future.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Core Investment Fund.

Core Investment Fund

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**98.6%**
Consumer Discretionary	23.1%
Consumer Staples	16.4%
Information Technology	16.0%
Industrials	15.8%
Financials	7.1%
Energy	7.1%
Health Care	6.6%
Materials	4.3%
Telecommunication Services	2.2%
Cash and Cash Equivalents	**1.4%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	437/1,042	42
3 Year	40/941	5
5 Year	19/807	3
10 Year	47/550	9

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Capital One Financial Corporation	Financials
Precision Castparts Corp.	Industrials
CBS Corporation, Class B	Consumer Discretionary
Harley-Davidson, Inc.	Consumer Discretionary
Union Pacific Corporation	Industrials
Philip Morris International Inc.	Consumer Staples
Time Warner Cable Inc.	Consumer Discretionary
General Electric Company	Industrials
Anheuser-Busch InBev S.A., ADR	Consumer Staples

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Core Investment Fund



	Value
Core Investment Fund, Class A Shares[1]	$17,279
S&P 500 Index	$16,818
Lipper Large-Cap Core Funds Universe Average	$15,987

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-3.23%	-2.57%	1.60%	2.82%
5-year period ended 6-30-12	1.62%	1.44%	1.79%	3.14%
10-year period ended 6-30-12	5.62%	5.03%	5.17%	6.57%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Core Investment Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.8%		
Honeywell International Inc.	704	$ 39,289
Precision Castparts Corp.	790	129,898
		169,187
Apparel, Accessories & Luxury Goods – 2.6%		
Polo Ralph Lauren Corporation	236	33,012
Under Armour, Inc., Class A (A)	474	44,765
		77,777
Application Software – 1.7%		
Intuit Inc.	849	50,406
Biotechnology – 1.3%		
Alexion Pharmaceuticals Inc (A)	381	37,823
Brewers – 2.9%		
Anheuser-Busch InBev S.A., ADR (A)	1,060	84,420
Broadcasting – 5.5%		
CBS Corporation, Class B	3,168	103,851
Discovery Holding Company, Class A (A)	1,081	58,396
		162,247
Cable & Satellite – 3.1%		
Time Warner Cable Inc.	1,103	90,523
Computer Hardware – 6.1%		
Apple Inc. (A)	312	182,149
Computer Storage & Peripherals – 1.0%		
NetApp, Inc. (A)	894	28,444
Consumer Finance – 4.9%		
Capital One Financial Corporation	2,682	146,577
Data Processing & Outsourced Services – 2.5%		
MasterCard Incorporated, Class A	172	73,807
Department Stores – 0.8%		
Macy's Inc.	663	22,762
Distillers & Vintners – 1.9%		
Beam Inc.	880	55,016
Diversified Chemicals – 1.1%		
Dow Chemical Company (The)	1,020	32,127
Fertilizers & Agricultural Chemicals – 2.6%		
Monsanto Company	921	76,257
Food Retail – 1.5%		
Whole Foods Market, Inc.	466	44,400
General Merchandise Stores – 1.1%		
Target Corporation	555	32,284
Health Care Equipment – 1.4%		
Covidien plc	786	42,051
Home Improvement Retail – 1.8%		
Home Depot, Inc. (The)	1,024	54,251

COMMON STOCKS (Continued)	Shares	Value
Household Products – 1.1%		
Church & Dwight Co Inc.	583	$ 32,356
Hypermarkets & Super Centers – 1.9%		
Costco Wholesale Corporation	584	55,490
Industrial Conglomerates – 3.0%		
General Electric Company	4,233	88,209
Industrial Machinery – 2.2%		
Pall Corp	1,191	65,257
Integrated Telecommunication Services – 2.2%		
AT&T Inc.	1,789	63,778
Internet Retail – 1.6%		
Amazon.com, Inc. (A)	212	48,365
Internet Software & Services – 1.2%		
Google Inc., Class A (A)	59	34,282
Motorcycle Manufacturers – 3.5%		
Harley-Davidson, Inc.	2,243	102,578
Oil & Gas Equipment & Services – 2.4%		
National Oilwell Varco, Inc.	411	26,498
Schlumberger Limited	676	43,883
		70,381
Oil & Gas Exploration & Production – 3.6%		
ConocoPhillips	1,075	60,096
Noble Energy, Inc.	549	46,558
		106,654
Oil & Gas Refining & Marketing – 1.1%		
Phillips 66 (A)	940	31,233
Other Diversified Financial Services – 2.2%		
JPMorgan Chase & Co.	1,799	64,278
Packaged Foods & Meats – 2.1%		
Mead Johnson Nutrition Company	774	62,283
Personal Products – 1.7%		
Estee Lauder Companies Inc. (The), Class A	939	50,820
Pharmaceuticals – 3.9%		
Allergan, Inc.	476	44,059
Pfizer Inc.	3,033	69,768
		113,827
Railroads – 4.8%		
Kansas City Southern	619	43,079
Union Pacific Corporation	837	99,862
		142,941
Restaurants – 3.1%		
McDonald's Corporation	689	60,997
Starbucks Corporation	596	31,752
		92,749

Core Investment Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 3.5%		
Altera Corporation	1,486	$ 50,269
Microchip Technology Incorporated	1,596	52,804
		103,073
Specialty Chemicals – 0.6%		
Sherwin-Williams Company (The)	135	17,867
Tobacco – 3.3%		
Philip Morris International Inc.	1,141	99,603
TOTAL COMMON STOCKS – 98.6%		**$ 2,908,532**
(Cost: $2,195,881)		

SHORT-TERM SECURITIES	Principal	Value
Certificate Of Deposit – 0.2%		
Banco del Estado de Chile, 0.350%, 8–17–12	$5,000	5,000
Commercial Paper – 1.6%		
Citigroup Funding Inc., 0.400%, 7–2–12 (B)	3,683	3,683
Colgate-Palmolive Company, 0.080%, 7–12–12 (B)	2,000	2,000
Danaher Corporation, 0.170%, 7–19–12 (B)	5,000	5,000
Google Inc., 0.100%, 7–12–12 (B)	5,000	5,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
L'Air Liquide S.A., 0.200%, 7–16–12 (B)	$10,000	$ 9,998
L'Oreal USA, Inc., 0.160%, 8–14–12 (B)	2,500	2,500
River Fuel Funding Company #3, Inc. (GTD by Bank of Nova Scotia), 0.190%, 8–15–12 (B)	5,000	4,999
Wisconsin Electric Power Co.:		
0.230%, 7–17–12 (B)	10,000	9,998
0.190%, 7–19–12 (B)	4,000	4,000
		47,178
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (C)	281	281
TOTAL SHORT-TERM SECURITIES – 1.8%		**52,459**
(Cost: $52,459)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$2,960,991**
(Cost: $2,248,340)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		**(10,415)**
NET ASSETS – 100.0%		**$2,950,576**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 683,536	$ —	$ —
Consumer Staples	484,388	—	—
Energy	208,268	—	—
Financials	210,855	—	—
Health Care	193,701	—	—
Industrials	465,594	—	—
Information Technology	472,161	—	—
Materials	126,251	—	—
Telecommunication Services	63,778	—	—
Total Common Stocks	$ 2,908,532	$ —	$ —
Short-Term Securities	—	52,459	—
Total	$ 2,908,532	$ 52,459	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Dividend Opportunities Fund



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of the Waddell & Reed Advisors Dividend Opportunities Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. He has managed the Fund since its inception and has 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2012	
Dividend Opportunities Fund (Class A shares at net asset value)	–2.55%
Benchmarks(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	4.37%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.05%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Major global events drive continued market volatility

Economic conditions continued to improve during the fiscal year ending June 30, 2012, albeit at a slow and uneven pace. The period opened with some optimism but it wasn't long before the markets faced some rather daunting challenges. U.S. and global markets conditions grew increasingly volatile and uncertain as the year progressed. Among significant concerns facing investors were the worsening sovereign debt issues in peripheral Europe and fear that the European Union would disintegrate, uncertainty surrounding the U.S. deficit, a sliding dollar, and rising social tension in the Middle East and North Africa. The Fund was not immune to this volatility, particularly later in the period as the macro environment worsened. Actions in early 2012 by the European Central Bank amounted to aggressive monetary easing and providing provided loans to several eurozone countries, including Spain and Italy. Into the second half of the period asset classes became increasingly correlated, further complicating the market environment. Against these headwinds, however, are some positive signs, including growing corporate earnings, which are a key driver of longer-term equity performance, and equity prices that remain reasonably valued.

Contributors to underperformance

The Fund underperformed both its benchmark and peer funds during the period. The greatest factors driving relative underperformance were both untimely stock selection and an overweight stake in the energy sector, the Fund's second-largest sector exposure, and untimely selection in the materials sector.

The largest detractors to the Fund's performance were Schlumberger Limited and Halliburton Company. Schlumberger was a strong contributor during the first half of the year, but struggled later on concern that oil prices could fall if the economy moves into recession. We think this stock has good upside potential and are maintaining our position. Halliburton, one of the world's largest oilfield services company, underperformed due to its exposure to North American activity, which was affected by lower pressure pumping margins due to lower natural gas prices and lower natural gas drilling rig counts. We think the stock is now significantly undervalued and has significant upside potential. The firm appears to us to be poised to benefit from the rising global demand in energy because it provides critical products and services to the oil and gas sector, so we are sitting tight.

Sources of strength

At the sector level, consumer staples made the greatest positive contribution, and was home to the Fund's top single contributor for the year — Phillip Morris International, Inc. The brand owns seven of the world's top 15 international brands and does business in approximately 180 countries. It benefited from robust growth during the year due to increasing demand in overseas markets, particularly Japan, where it enjoys a national market share of approximately 28.5 percent. Home Depot, Inc., another top contributor, benefited from improving sales related to operational improvement, productivity and a increased focus on the customer. Visa Inc., a technology holding, was yet another strong performer. It has been successful in growing revenue outside the U.S., particularly in less developed nations that are rapidly assimilating technology. The firm is now working on a mobile digital wallet that it plans to roll out in 2012, beginning in Nigera and Uganda and spreading across the rest of Africa, Asia and Latin America. That this holding was an overweight stake versus the index also helped.

Fallout from Japan crisis

Although energy comprises the Fund's second-largest sector exposure, few of the Fund's holdings were impacted by the March 2011 nuclear crisis in Japan, although the event will of course have implications for the future of the energy sector in general and nuclear power in particular. Initially, shares of companies that supply the nuclear power industry declined sharply in the wake of Japan's crisis but rebounded in short order. Despite the concerns raised by the crisis in Japan and the

potential for slow growth in the immediate future, we believe the long-term future of this energy source is intact.

China declared its six operating plants safe, although it suspended approval of new nuclear plants while it reviews safety standards. China is in the process of quadrupling its uranium consumption to 50 to 60 million pounds a year, and says it plans to build 10 nuclear power plants a year for the next decade. We think the U.S. likely will continue to pursue nuclear energy as well, but there will undoubtedly be greater scrutiny and regulation. The nuclear plants currently in the planning phase in the U.S will likely be completed but we think future building will be delayed, at least for awhile. President Obama has made it clear that he believes nuclear power will play an important role going forward, and we would not disagree.

We did make several shifts in allocation in an effort to increase dividends, and currently, nearly every stock in the portfolio is a dividend payer. We have significantly increased exposure to the technology sectors and added to our stake in consumer staples firms, which we have seen dividends increasing. In hindsight, we were a bit late in accomplishing this shift and the Fund missed out on some of the rally among dividend-payers, which also worked against the Fund versus its benchmark index and peers.

Looking ahead

We are cautiously optimistic about the months ahead. The U.S. dollar strengthened in the final months of 2011, and the U.S economy began to show some momentum, with positive indicators in consumer confidence, employment, housing and several other areas during the first quarter of 2012. Inflation in most emerging markets seems to reach a peak, allowing governments to move to stimulate, rather than constrain, their economic growth. Despite a double-dip scare early in the year, recession did not return to the U.S. in 2011 and we do not anticipate one in the remainder of 2012. The cyclical housing and auto production sectors have yet to fully recover, providing further assurance that recession is not an immediate threat. U.S. corporate balance sheets are healthy and many companies are sitting on a lot of cash, thanks to actions taken by companies to reduce costs and raise cash following the 2008 credit crisis. We anticipate that the U.S. economy will grow faster during the rest of 2012, provided we do not experience a major global crisis of some type, or unforeseen events like 2011's Arab Spring protests. Granted, trouble abroad could upset the U.S economy in 2012, and we remain watchful and concerned about the U.S. tensions with Iran. Other challenges remain; slow job creation in the U.S. continues to be a rock in our nation's path to full economic recovery, and in the second half of 2012, investors likely will have to contend with what is shaping up to be an ugly battle for the White House and Congress. We are concerned about a lack of leadership in Washington across both parties. On a brighter note, however, we are cautiously optimistic that European policymakers will find a way to manage and contain the debt crisis, although we believe this problem will take some time to correct. We anticipate that oil production growth may be limited,

driving prices higher, particularly if trouble in the Middle East intensifies. Higher interest rates may also be on the horizon, and we will adjust our strategies accordingly should conditions warrant such action.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Dividend-paying investments may not experience the same price appreciation as non-dividend paying investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Dividend Opportunities Fund.

Dividend Opportunities Fund

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**94.2%**
Industrials	15.8%
Consumer Staples	15.0%
Energy	13.2%
Financials	12.7%
Consumer Discretionary	11.9%
Information Technology	11.0%
Health Care	8.1%
Materials	2.7%
Telecommunication Services	2.7%
Utilities	1.1%
Cash and Cash Equivalents	**5.8%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	271/296	92
3 Year	236/248	95
5 Year	165/214	77

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Philip Morris International Inc.	Consumer Staples
Microchip Technology Incorporated	Information Technology
Apple Inc.	Information Technology
Union Pacific Corporation	Industrials
Schlumberger Limited	Energy
Home Depot, Inc. (The)	Consumer Discretionary
Boeing Company (The)	Industrials
Exxon Mobil Corporation	Energy
Altria Group, Inc.	Consumer Staples
AT&T Inc.	Telecommunication Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Dividend Opportunities Fund

(UNAUDITED)


Dividend Opportunities Fund, Class A Shares(1) $15,813
Russell 1000 Index $17,272
Lipper Equity Income Funds Universe Average $17,984
$30,000
$20,000
$10,000
$0
7-1 2003
6-30 2004
6-30 2005
6-30 2006
6-30 2007
6-30 2008
6-30 2009
6-30 2010
6-30 2011
6-30 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-8.16%	-7.55%	-3.51%	-2.22%
5-year period ended 6-30-12	-2.30%	-2.37%	-2.03%	-0.75%
10-year period ended 6-30-12	—	—	—	—
Since inception of Class(3) through 6-30-12	5.22%	4.87%	4.98%	6.31%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)7-1-03 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Dividend Opportunities Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.6%		
Boeing Company (The)	293	$ 21,788
Honeywell International Inc.	197	11,009
		32,797
Brewers – 2.2%		
Anheuser-Busch InBev S.A., ADR (A)	203	16,133
Broadcasting – 0.6%		
CBS Corporation, Class B	131	4,309
Casinos & Gaming – 0.5%		
Wynn Resorts, Limited	34	3,531
Computer Hardware – 3.5%		
Apple Inc. (A)	43	25,112
Construction & Farm Machinery & Heavy Trucks – 4.0%		
Caterpillar Inc.	85	7,213
Cummins Inc.	57	5,480
Deere & Company	199	16,073
		28,766
Consumer Finance – 1.7%		
Capital One Financial Corporation	222	12,154
Data Processing & Outsourced Services – 3.2%		
Paychex, Inc.	218	6,841
Visa Inc., Class A	128	15,874
		22,715
Distillers & Vintners – 2.0%		
Diageo plc, ADR	138	14,172
Diversified Banks – 2.4%		
Wells Fargo & Company	506	16,909
Diversified Chemicals – 0.7%		
Dow Chemical Company (The)	156	4,908
Diversified Metals & Mining – 1.0%		
Rio Tinto plc, ADR	160	7,628
Fertilizers & Agricultural Chemicals – 1.0%		
Mosaic Company (A)	131	7,165
General Merchandise Stores – 1.0%		
Target Corporation	128	7,422
Home Improvement Retail – 3.2%		
Home Depot, Inc. (The)	432	22,892
Homebuilding – 2.7%		
D.R. Horton, Inc.	671	12,339
M.D.C. Holdings, Inc.	223	7,300
		19,639
Household Products – 1.4%		
Colgate-Palmolive Company	93	9,723
Industrial Conglomerates – 2.5%		
General Electric Company	844	17,584

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 3.5%		
Exxon Mobil Corporation	251	$ 21,496
Royal Dutch Petroleum Company, New York Shares	54	3,661
		25,157
Integrated Telecommunication Services – 2.7%		
AT&T Inc.	552	19,695
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The)	106	10,171
Mortgage REITs – 2.4%		
American Capital Agency Corp.	512	17,197
Multi-Utilities – 1.1%		
PG&E Corporation	175	7,943
Oil & Gas Drilling – 2.4%		
Seadrill Limited	477	16,925
Oil & Gas Equipment & Services – 6.4%		
Halliburton Company	228	6,481
National Oilwell Varco, Inc.	251	16,203
Schlumberger Limited	369	23,930
		46,614
Oil & Gas Storage & Transportation – 0.9%		
MarkWest Energy Partners, L.P.	126	6,206
Other Diversified Financial Services – 2.7%		
JPMorgan Chase & Co.	543	19,405
Pharmaceuticals – 8.1%		
Bristol-Myers Squibb Company	259	9,318
GlaxoSmithKline plc, ADR	198	9,011
Johnson & Johnson	211	14,269
Merck & Co., Inc.	187	7,826
Pfizer Inc.	755	17,371
		57,795
Property & Casualty Insurance – 1.2%		
ACE Limited	117	8,703
Railroads – 4.7%		
Kansas City Southern	142	9,888
Union Pacific Corporation	202	24,148
		34,036
Restaurants – 3.9%		
McDonald's Corporation	193	17,091
Starbucks Corporation	194	10,325
		27,416
Semiconductors – 4.3%		
Intel Corporation	187	4,988
Microchip Technology Incorporated	780	25,809
		30,797
Soft Drinks – 1.6%		
Coca-Cola Company (The)	149	11,674
Specialized Finance – 0.9%		
CME Group Inc.	25	6,743

Dividend Opportunities Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 7.8%		
Altria Group, Inc.	596	$ 20,592
Philip Morris International Inc.	407	35,497
		56,089
TOTAL COMMON STOCKS – 94.2%		**$676,125**
(Cost: $516,499)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.5%		
Google Inc., 0.110%, 7-9-12 (B)	$12,865	12,865
Hewlett-Packard Company, 0.450%, 7-30-12 (B)	4,000	3,998
Prudential Funding LLC, 0.130%, 7-2-12 (B)	3,067	3,067
Siemens Capital Corp. (GTD by Siemens AG), 0.140%, 7-10-12 (B)	5,000	5,000
		24,930
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.136%, 7-2-12 (C)	3,268	3,268

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 1.0%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.160%, 7-3-12 (C)	$ 1,000	$ 1,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser D (GTD by Chevron Corporation), 0.160%, 7-3-12 (C)	6,000	6,000
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.160%, 7-3-12 (C)	545	545
		7,545
TOTAL SHORT-TERM SECURITIES – 5.0%		**$ 35,743**
(Cost: $35,743)		
TOTAL INVESTMENT SECURITIES – 99.2%		**$ 711,868**
(Cost: $552,242)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		**5,519**
NET ASSETS – 100.0%		**$ 717,387**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 676,125	$ —	$ —
Short-Term Securities	—	35,743	—
Total	$ 676,125	$ 35,743	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Energy Fund



Below, David P. Ginther, CPA, portfolio manager of the Waddell & Reed Advisors Energy Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. He has managed the Fund since its inception in March of 2006 and has 17 years of industry experience.

David P. Ginther

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Energy Fund (Class A shares at net asset value)	–22.05%
Benchmarks(s) and/or Lipper Category	
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	–9.53%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–12.60%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Major global events drive continued market volatility

The fiscal year ending June 30, 2012, was a volatile one for global markets. In March 2011, shortly before the period opened, a 9.0-magnitude earthquake and tsunami struck the northeastern coast of Japan, resulting in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of radioactive contamination. Despite the severity of the crisis in Japan, global stock markets were fairly quick to recover, but the full impact on the global supply technology chain persisted for some time. U.S. and global markets conditions grew increasingly volatile and uncertain as the year progressed, as a number of issues impacted the capital markets.

Other meaningful concerns facing investors were the worsening sovereign debt issues in peripheral Europe and fear that the European Union would disintegrate, uncertainty surrounding the U.S. deficit, a sliding dollar, and rising social tension in the Middle East and North Africa. The Fund was not immune to this volatility, particularly during the second half of the period as the macro environment worsened. Actions late in the period by the European Central Bank amounted to aggressive monetary easing and it provided loans to several eurozone countries, including Spain and Italy. On the energy front, oil prices have pulled back, largely on concerns about Europe's recession, slowing growth in the U.S. and that China's economy will suffer a hard landing. International tensions with Iran, which were exacerbated by the U.S. and European sanctions that were implemented at the end of the period, ignited concerns about world oil supply growth, which had conspired to drive prices higher. As the period wound to a close, asset classes became increasingly correlated, further complicating the market environment. Against these headwinds,

however, are some positive signs, including growing corporate earnings, which are a key driver of longer-term equity performance, and equity prices that remain reasonably valued.

A difficult year for energy

The Fund underperformed both its benchmark and peer funds by a wide margin. The greatest factors driving relative underperformance were stock selection and exposure to several energy-related firms that were not represented in the index.

It is important to note that Exxon Mobil Corporation currently comprises more than a quarter of the index, and the company had a very strong year, thus driving performance for the index higher. In periods in which Exxon performs strongly the Fund will benefit by owning the stock, but it is still likely to underperform the index because the Fund cannot hold a corresponding weighting. This was a factor in the Fund's underperformance during the period.

Significant detractors to the Fund's performance were Halliburton Company, Newfield Exploration Co. and Schlumberger Limited. Halliburton, an oilfield services company that conducts business in approximately 80 countries, underperformed due to its exposure to the North American activity, which was affected by lower pressure pumping margins due to lower natural gas prices and lower natural gas drilling rig counts. Newfield Exploration, headquartered in Houston, Texas, is an independent company that specializes in the exploration and production of crude oil and natural gas, with extensive operations in the U.S and international operations in Malaysia and China. Despite this firm's fundamental health and strong business, it was negatively affected by lower natural gas prices in North America. It has been eliminated from the portfolio. Schlumberger, a strong contributor in the past, struggled as oil prices for crude oil slumped later in the year in line with slowing growth in developing countries, major political unrest, natural disasters and European debt.

Sources of strength

A few standout names deserve mentioning. The top contributor was El Paso Pipeline Partners, L.P., an industry leading in transporting natural gas. In October 2011, El Paso was acquired by Kinder Morgan, creating the fourth-largest energy company in North America with an enterprise value of approximately $94 billion and 80,000 miles of pipelines. Another top contributor was Cabot Oil & Gas Corporation. Headquartered in Houston,

Texas, Cabot is a leading independent natural gas producer with its entire resource base located in the continental United States. The firm enjoyed a significant rate of return for gas distributed at its Marcellus facility in northeastern Pennsylvania. It also was successful in reducing debt, even with a robust investment program that created significant growth.

Fallout from Japan crisis

Few of the Fund's holdings were impacted by the March 2011 nuclear crisis in Japan, although the event will of course have implications for the future of the energy sector in general and nuclear power in particular. Initially, shares of companies that supply the nuclear power industry declined sharply in the wake of Japan's crisis but rebounded in relatively short order. Despite the concerns raised by the crisis in Japan and the potential for slow growth in the immediate future, we believe the long-term future of this energy source is intact.

China declared its six operating plants safe, although it suspended approval of new nuclear plants while it reviews safety standards. China is in the process of quadrupling its uranium consumption to 50 to 60 million pounds a year, and says it plans to build 10 nuclear power plants a year for the next decade. We think the U.S. likely will continue to pursue nuclear energy as well, but there will undoubtedly be greater scrutiny and regulation. The nuclear plants currently in the planning phase in the U.S will likely be completed but we think future building will be delayed, at least for awhile.

Looking ahead

We are cautiously optimistic about the months ahead and our outlook for the rest of 2012. The U.S. dollar strengthened in the final months of 2011, and the U.S economy began to show some momentum, with positive indicators in consumer confidence, employment, housing and several other areas. Inflation in most emerging markets seems to reach a peak, allowing governments to move to stimulate, rather than constrain, their economic growth. Despite a double-dip scare early in the year, recession did not return to the U.S. in 2011 and we do not anticipate one in 2012. The Federal Reserve has indicated it will hold interest rates at their current low level as long as it deems necessary in 2012, which means money will remain cheap. The cyclical housing and auto production sectors have yet to fully recover, providing further assurance that recession is not an immediate threat. U.S. corporate balance sheets are healthy and many companies are sitting on a lot of cash, thanks to actions taken by companies to reduce costs and raise cash following the 2008 credit crisis. We anticipate that the U.S. economy will continue to grow in 2012, provided we do not experience a major global crisis of some type, or unforeseen events like 2011's Arab Spring protests. Granted, trouble abroad could upset the U.S economy in 2012. Natural gas prices are likely to remain steady or even decline, given higher inventories resulting from one of the warmest winters on record.

Other challenges remain; slow job creation in the U.S. continues to be a rock in our nation's path to full economic recovery, and in the second half of 2012, investors likely will have to contend with what is shaping up to be an ugly battle for the White House and Congress. We are concerned about a lack of leadership in Washington across both parties. On a brighter note, however, we are cautiously optimistic that European policymakers will find a way to manage and contain the debt crisis, although we believe this problem will take some time to correct. We believe stabilization in Europe would bode very well for global economic recovery. All of these factors will contribute to the kind of volatility that characterized the Fund's fiscal year, with even small movements snowballing rapidly. We anticipate that oil production growth may be limited, driving prices higher, particularly if trouble in the Middle East intensifies. Higher interest rates may also be on the horizon, and we will adjust our strategies accordingly should conditions warrant such action.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Energy Fund.

Energy Fund

Asset Allocation

Stocks	**96.2%**
Energy	88.8%
Industrials	4.7%
Materials	1.5%
Consumer Discretionary	1.2%
Cash and Cash Equivalents	**3.8%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	85/104	81
3 Year	49/68	72
5 Year	22/64	34

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**81.9%**
United States	76.0%
Canada	5.9%
Europe	**10.2%**
Netherlands	4.2%
Other Europe	6.0%
Pacific Basin	**2.9%**
Bahamas/Caribbean	**1.2%**
Cash and Cash Equivalents	**3.8%**

Top 10 Equity Holdings

Company	Sector	Industry
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Exxon Mobil Corporation	Energy	Integrated Oil & Gas
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas
Enbridge Inc.	Energy	Oil & Gas Storage & Transportation
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services
Cameron International Corporation	Energy	Oil & Gas Equipment & Services
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Energy Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Energy Fund, Class A Shares(1) $10,855
S&P 1500 Energy Sector Index $14,393
Lipper Natural Resources Funds Universe Average $12,334
3-1 2006
6-30 2006
6-30 2007
6-30 2008
6-30 2009
6-30 2010
6-30 2011
6-30 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-26.53%	-26.04%	-22.67%	-21.62%
5-year period ended 6-30-12	-2.71%	-2.80%	-2.32%	-0.97%
10-year period ended 6-30-12	—	—	—	—
Since inception of Class(3) through 6-30-12	1.30%	1.16%	1.48%	2.83%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)3-1-06 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Energy Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS	Shares	Value
Auto Parts & Equipment – 1.2%		
BorgWarner Inc. (A)	34	$ 2,260
Coal & Consumable Fuels – 2.2%		
Cameco Corporation	97	2,119
Peabody Energy Corporation	86	2,104
		4,223
Construction & Engineering – 3.6%		
Chicago Bridge & Iron Company N.V., NY Shares	63	2,405
Fluor Corporation	93	4,575
		6,980
Construction & Farm Machinery & Heavy Trucks – 1.1%		
Cummins Inc.	22	2,142
Diversified Metals & Mining – 1.5%		
BHP Billiton Limited, ADR	45	2,968
Integrated Oil & Gas – 8.9%		
BP plc, ADR	41	1,654
Exxon Mobil Corporation	84	7,167
Occidental Petroleum Corporation	71	6,064
Suncor Energy Inc.	82	2,385
		17,270
Oil & Gas Drilling – 7.9%		
Ensco plc (A)	51	2,379
Helmerich & Payne, Inc.	93	4,060
Nabors Industries Ltd. (A)	163	2,341
Seadrill Limited	93	3,303
Transocean Inc.	71	3,160
		15,243
Oil & Gas Equipment & Services – 28.7%		
Basic Energy Services, Inc. (A)	99	1,017
Cameron International Corporation (A)	133	5,698
Core Laboratories N.V.	51	5,888
Dresser-Rand Group Inc. (A)	71	3,167
Dril-Quip, Inc. (A)	56	3,666
FMC Technologies, Inc. (A)	108	4,227
Forum Energy Technologies, Inc. (A)	159	3,136
Halliburton Company	159	4,527
National Oilwell Varco, Inc.	142	9,130
Schlumberger Limited	122	7,889
Superior Energy Services, Inc. (A)	135	2,726
Tenaris S.A., ADR	40	1,392
Weatherford International Ltd. (A)	227	2,863
		55,326
Oil & Gas Exploration & Production – 29.4%		
Anadarko Petroleum Corporation	98	6,489
Apache Corporation	46	4,047
Cabot Oil & Gas Corporation	115	4,511
CNOOC Limited, ADR	13	2,616
Cobalt International Energy, Inc. (A)	82	1,921
Concho Resources Inc. (A)	25	2,137
Continental Resources, Inc. (A)	114	7,619

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Devon Energy Corporation	46	$ 2,673
EOG Resources, Inc.	40	3,564
Kosmos Energy Ltd. (A)	112	1,236
Laredo Petroleum Holdings, Inc. (A)	48	999
Noble Energy, Inc.	51	4,292
Oasis Petroleum LLC (A)	68	1,639
Pioneer Natural Resources Company	22	1,967
Plains Exploration and Production Company (A)	76	2,677
Southwestern Energy Company (A)	170	5,431
St. Mary Land & Exploration Company	38	1,851
Ultra Petroleum Corp. (A)	43	990
		56,659
Oil & Gas Refining & Marketing – 0.8%		
Clean Energy Fuels Corp. (A)	106	1,637
Oil & Gas Storage & Transportation – 10.9%		
El Paso Pipeline Partners, L.P.	95	3,223
Enbridge Inc.	150	5,992
Kinder Morgan, Inc.	108	3,488
MarkWest Energy Partners, L.P.	37	1,829
Regency Energy Partners LP	88	2,093
Targa Resources Corp.	46	1,960
Williams Companies, Inc. (The)	85	2,451
		21,036
TOTAL COMMON STOCKS – 96.2%		**$ 185,744**
(Cost: $149,529)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.1%		
E.I. du Pont de Nemours and Company, 0.170%, 8–20–12 (B)	$ 2,000	2,000
Wisconsin Electric Power Co., 0.160%, 7–2–12 (B)	2,227	2,227
		4,227
Master Note – 0.9%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (C)	1,778	1,778
United States Government Agency Obligations – 1.1%		
Overseas Private Investment Corporation (GTD by United States Government), 0.220%, 7–5–12 (C)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 4.1%		**$ 8,005**
(Cost: $8,005)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$ 193,749**
(Cost: $157,534)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		**(630)**
NET ASSETS – 100.0%		**$ 193,119**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2012.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 185,744	$ —	$ —
Short-Term Securities	—	8,005	—
Total	$ 185,744	$ 8,005	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Country Diversification

(as a % of net assets)	
United States	76.0%
Canada	5.9%
Netherlands	4.2%
United Kingdom	2.1%
Norway	1.7%

Country Diversification (Continued)

Switzerland	1.5%
Australia	1.5%
Hong Kong	1.4%
Bermuda	1.2%
Other Countries	0.7%
Other+	3.8%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

International Growth Fund



Below, Chace Brundige, CFA, portfolio manager of the Waddell & Reed Advisors International Growth Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. Mr. Brundige has managed the Fund for three years and has 18 years of industry experience.

Chace Brundige

Fiscal year Performance

For the 12 Months Ended June 30, 2012

International Growth Fund (Class A shares at net asset value)	–8.39%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Growth Index (generally reflects the performance of securities representing international growth securities markets)	–12.56%
Lipper International Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–12.39%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Behind the volatility

The fiscal year ending June 30, 2012, was a difficult one for international markets, which were volatile throughout the period, with the MSCI EAFE Growth Index staging numerous double-digit percent advances and declines. The year began with a Portuguese debt downgrade and Italian debt under immense pressure as it became clear that the European Central Bank (ECB) would become a senior creditor and Greek bondholders would take a much bigger haircut than envisioned. This put pressure on all questionable sovereign credits. Most major economies, developed and emerging, are now beginning to ease monetary policy (including China and Brazil). Europeans responded with a plan to allow the €$440B European Financial Stability Facility (EFSF) to buy debt directly. Bonds and banks rallied, albeit briefly.

Global markets began a major downtrend on July 27, 2011 on the release of weak U.S. economic data. At the same time, Greece missed deficit targets and threatened to withdraw from its agreed "austerity" plan, but then eventually Greek citizens voted in support of the politicians who backed it. Here in the U.S., the debt ceiling was increased, but then weak manufacturing data began to emerge globally. Standard & Poor's downgraded U.S. Treasury debt to AA+, an event investors largely ignored. As equity markets continued to tumble into October, politicians crafted a rally: German President Angela Merkel conveyed urgency in dealing with European bank recapitalization and more "openness" to a European Union solution (implicitly on the back of Germany). Later, as foot dragging continued, Italian yields blew out but led to a quick response: Silvio Berlusconi's

resignation and the installation of Mario Monti as Italy's new prime minister to implement the turnaround (especially Italian labor reforms). In December, the ECB announced a three-year Long-Term Refunding Operation (LTRO) that essentially allowed banks to borrow cheaply for 36 months on almost any collateral. This led Italian banks to buy Italian bonds, Spanish banks to buy Spanish bonds, etc. The banks and sovereign credit in troubled markets became further entwined, but the action provided medium-term relief and helped ignite an equity rally through March.

Brief respite, but not for bondholders

In January the U.S. Federal Reserve Bank promised to keep rates low through 2014, lending some support to the market. But fears about slowing economic growth for Chinese growth took hold in late March and April with sluggish bank lending, slowing auto sales and flagging demand for steel. In late April, European data took a downturn across the board, with notable weakness in German manufacturing. The interim market low in early June was followed by positive catalysts in a favorable Greek election, and Germany's acquiescence to a plan allowing for direct recapitalization of Spanish banks from the European Financial Stability Fund (EFSF) or European Stability Mechanism (ESM), the debt of which will not accrue to the Spanish Government and thus make bondholders worse off.

In summary, Europe is struggling under two distinct weights — sovereign debt loads in Southern Europe and Ireland and an oversized banking system with capital needs that have not been addressed and a corresponding lack of credit flowing to consumers and businesses that require it. The U.S. is kicking the can down the road, failing miserably to address its own debt and deficit position. Meanwhile those with a Keynesian bent struggle to understand why all this deficit spending won't ignite growth. In our view, the answer is that corporations and investors must save in anticipation of paying the bill that will eventually come due. Until we collectively decide to take our medicine or come up with a credible long-term plan, global economic growth will remain tepid at best.

Areas of strength

Overweight exposure and better security selection in telecommunications services helped relative performance, while a larger stake in health care and consumer discretionary sectors also proved beneficial. Despite our caution, the Fund was generally underweight consumer staples during the year, largely a product of bottom-up stock selection and reductions or sales of certain holdings as they reached our price targets.

With respect to security selection, the top name for the year was Apple Inc., which was also among the Fund's largest positions and its single largest holding at year end. While the vast majority of the portfolio (greater than 80 percent and generally more than 90 percent) is composed of non-U.S. companies, we bought Apple in early 2011 simply because we could no longer stand to not own it. We spent a lot of time trying to understand which companies, whether in Taiwan, Japan or elsewhere, would benefit from Apple's rise. In the end we decided that none were as attractive as Apple itself, and we simply couldn't resist a company so competitively well-positioned at such a reasonable valuation. It has paid off. Additionally helpful was exposure to attractively valued defensive stocks, including Grupo Modelo S.A.B de C.V. (a successful Mexican Brewery and owner of such brands as Coronoa, Modelo and Pacifico) that exports beer to the U.K., U.S. and Canada via a joint venture with Molson Coors Brewing Company UK Ltd.; InBev N.V., the world's largest brewer with nearly 25 percent global market share and one of the world's top consumer products companies; Telstra Corporation Limited, an Australian telecommunications and media company the markets voice, mobile, internet access and pay television products and services; and Diageo plc, a British multinational alcoholic beverage company that is the world's largest producer of spirits and a major producer of beer and wine.

The Fund also gained relative performance in its larger-than-typical allocation to cash, which represented a little less than 9 percent at the end of the period. The Fund also benefited from some strategic currency hedging. While we partially hedged the Fund's euro exposure, the main benefit came from its short Japanese yen futures position, which added about 72 basis points.

A few negatives

The Fund's stake in consumer staples, an underweight versus the index, detracted the most from absolute results, but superior stock selection resulted in better relative results in this arena. Energy stocks, which represented a small overweight, also detracted from absolute performance. Poor performance came from several China holdings including SINA Corporation, a Chinese Internet company, China Unicom Limited, a Chinese state-owned telecommunications operator in the People's Republic of China, and Wynn Macau, a luxury integrated resort in Macau Peninsula, Macau, the only place in China where gambling is legal. This stock is no longer in the portfolio.

Despite our negative fundamental view of European financials, we have consistently maintained some weighting there in an effort to have exposure to any highly-positive policy changes coming out of Europe. Unfortunately, this restrained performance over the year, with the most damage delivered by Barclays plc and Credit Suisse Group AG. Commerzbank was another financial holding that detracted (this stock is no longer in the portfolio). We continue to maintain some exposure to companies whose balance sheets appear to us to be relatively solid, whose management is adopting what we deem to be proper strategies and whose market share we think is likely to grow as the financial crisis evolves.

Current positioning, a look ahead

We continue to focus on careful stock selection and taking the largest positions in those stocks in which we have the greatest conviction. To the extent that more cyclical industries remain near peak margins, we feel no need at this time to add to underweights, such as materials, as we believe that low relative valuation by itself is not a sufficient catalyst for outperformance, at least not until margins are compressed. The Fund's stake in materials remains relatively underweight, as it has during the last few years. We continue to purchase companies in that sector, but do not force any particular weighting into the Fund. Cash remains the largest overweight, followed by technology. We prefer companies that can benefit from an increase in capital spending that is targeted at productivity versus capacity expansion. In addition, the general theme of global wireless voice and data communication remains well-intact. The Fund is also overweight in energy, primarily in oilfield services and energy-related engineering and construction, though to a lesser extent than at the beginning of 2011. We will continue to maintain weighting discipline, trimming large positions once the market effectively discounts those attributes we see.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund may use derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk, as the value of investments in derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors International Growth Fund.

International Growth Fund

Asset Allocation

Stocks	**91.1%**
Information Technology	16.9%
Industrials	15.6%
Consumer Staples	13.2%
Consumer Discretionary	12.6%
Health Care	11.0%
Energy	8.0%
Financials	5.8%
Materials	4.0%
Telecommunication Services	4.0%
Cash and Cash Equivalents	**8.9%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	22/219	10
3 Year	33/207	16
5 Year	14/179	8
10 Year	50/118	43

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**48.4%**
United Kingdom	13.2%
France	12.6%
Germany	11.9%
Other Europe	10.7%
Pacific Basin	**23.9%**
Japan	10.8%
Australia	6.8%
Other Pacific Basin	6.3%
North America	**16.5%**
United States	13.7%
Other North America	2.8%
Other	**1.5%**
South America	**0.8%**
Cash and Cash Equivalents	**8.9%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Apple Inc.	United States	Information Technology	Computer Hardware
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Diageo plc	United Kingdom	Consumer Staples	Distillers & Vintners
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Cognizant Technology Solutions Corporation, Class A	United States	Information Technology	IT Consulting & Other Services
Vinci	France	Industrials	Construction & Engineering
Bayer AG	Germany	Health Care	Pharmaceuticals
InBev NV	United States	Consumer Staples	Brewers
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
LVMH Moet Hennessy – Louis Vuitton	France	Consumer Discretionary	Apparel, Accessories & Luxury Goods

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	International Growth Fund, Class A Shares[1]	$16,455
	MSCI EAFE Growth Index	$16,152
	Lipper International Large-Cap Growth Funds Universe Average . . .	$17,248

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-13.66%	-13.42%	-9.38%	-8.06%
5-year period ended 6-30-12	-2.44%	-2.75%	-2.28%	-0.84%
10-year period ended 6-30-12	5.11%	4.36%	4.69%	6.22%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

International Growth Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Argentina – 0.8%		
Arcos Dorados Holdings Inc.	247	$ 3,645
Australia – 6.8%		
Coca-Cola Amatil Limited	474	6,510
David Jones Limited	2,064	5,519
Orica Limited	219	5,581
Telstra Corporation Limited	3,882	14,710
		32,320
Canada – 0.9%		
Canadian Natural Resources Limited	160	4,287
China – 3.3%		
China Unicom Limited	3,732	4,693
Sands China Ltd.	742	2,388
SINA Corporation (A)	60	3,083
Tingyi Holding Corp.	2,148	5,534
		15,698
France – 12.6%		
Cap Gemini S.A.	63	2,336
Danone	140	8,698
European Aeronautic Defence and Space Company EADS N.V.	72	2,570
Eutelsat Communications	79	2,427
LVMH Moet Hennessy – Louis Vuitton	68	10,276
Pinault-Printemps-Redoute S.A.	31	4,416
Safran	273	10,128
Sanofi-Aventis	105	7,983
Vinci	247	11,555
		60,389
Germany – 10.1%		
adidas AG	67	4,777
Bayer AG	157	11,343
Fresenius SE & Co. KGaA (A)	129	13,403
Fresenius SE & Co. KGaA (A)(B)	16	1,632
Linde AG	59	9,189
MTU Aero Engines Holding AG	105	7,693
		48,037
Hong Kong – 1.6%		
Yue Yuen Industrial (Holdings) Limited	2,465	7,750
India – 1.4%		
Housing Development Finance Corporation Limited (A)(B)	567	6,684
Israel – 1.5%		
Teva Pharmaceutical Industries Limited, ADR ..	177	6,992
Italy – 1.8%		
Saipem S.p.A.	189	8,437
Japan – 10.8%		
Canon Inc.	120	4,805
JGC Corporation	277	8,031
KONAMI Corporation	163	3,702
Mitsubishi Corporation	382	7,712
Mitsubishi Electric Corporation	546	4,568
Mitsui & Co., Ltd.	492	7,314
NEXON Co., Ltd. (A)(B)	256	5,014
Nissin Kogyo Co., Ltd.	402	5,528

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
ORIX Corporation	53	$ 4,940
		51,614
Luxembourg – 1.7%		
Tenaris S.A.	473	8,314
Mexico – 1.9%		
Grupo Modelo, S.A.B. de C.V., Series C	1,030	9,110
Netherlands – 1.3%		
ASML Holding N.V., Ordinary Shares	123	6,297
Norway – 1.7%		
Seadrill Limited	233	8,326
Sweden – 2.4%		
AB Volvo, Class B (A)	566	6,476
Telefonaktiebolaget LM Ericsson, B Shares	565	5,167
		11,643
Switzerland – 1.8%		
Credit Suisse Group AG, Registered Shares	234	4,279
Swatch Group Ltd (The), Bearer Shares	11	4,288
		8,567
United Kingdom – 13.2%		
ARM Holdings plc, ADR	134	3,185
Barclays plc	2,368	6,051
British American Tobacco plc	157	7,990
Capita Group plc (The)	234	2,409
Diageo plc	531	13,680
Experian plc	488	6,887
GlaxoSmithKline plc	457	10,385
Petrofac Limited	90	1,956
Prudential plc	514	5,954
Rio Tinto plc	94	4,477
		62,974
United States – 13.7%		
Apple Inc. (A)	47	27,676
Cognizant Technology Solutions Corporation, Class A (A)	199	11,950
InBev NV	138	10,861
QUALCOMM Incorporated	130	7,256
Schlumberger Limited	112	7,271
		65,014
TOTAL COMMON STOCKS – 89.3%		$426,098
(Cost: $397,806)		
PREFERRED STOCKS		
Germany – 1.8%		
Volkswagen AG, 2.260% (A)	55	8,677
TOTAL PREFERRED STOCKS – 1.8%		$ 8,677
(Cost: $10,413)		

International Growth Fund (in thousands) JUNE 30, 2012

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.9%		
Citigroup Funding Inc., 0.400%, 7–2–12 (C)	$ 2,449	$ 2,449
Colgate-Palmolive Company, 0.080%, 7–12–12 (C)	5,000	5,000
Corporacion Andina de Fomento, 0.170%, 7–18–12 (C)	10,000	9,999
John Deere Canada ULC (GTD by Deere & Company), 0.160%, 7–5–12 (C)	4,000	4,000
L'Oreal USA, Inc., 0.160%, 8–14–12 (C)	2,000	2,000
		23,448
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (D)	1,372	1,372

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 0.6%		
NYC GO Bonds, Fiscal 2008 Series L-4, 0.120%, 7–2–12 (D)	$3,000	$ 3,000
TOTAL SHORT-TERM SECURITIES – 5.8%		**$ 27,820**
(Cost: $27,820)		
TOTAL INVESTMENT SECURITIES – 96.9%		**$462,595**
(Cost: $436,039)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.1%		**14,995**
NET ASSETS – 100.0%		**$477,590**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Citibank N.A.	24,800	7–11–12	$ —	$372
Sell	Japanese Yen	Goldman Sachs International	3,888,500	2–7–13	2,219	—
					$2,219	$372

The following total return swap agreements were outstanding at June 30, 2012:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Appreciation
UBS AG, London	$5,080	Ping An Insurance (Group) Company of China, Ltd.	10–22–12	USD LIBOR + 0.700%	$701

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $13,330 or 2.8% of net assets.

(C)Rate shown is the yield to maturity at June 30, 2012.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date the variable rate resets.

International Growth Fund (in thousands) JUNE 30, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 3,645	$ 47,370	$ —
Consumer Staples	9,110	53,273	—
Energy	11,558	27,034	—
Financials	—	27,909	—
Health Care	6,992	44,746	—
Industrials	—	75,340	—
Information Technology	53,149	27,322	—
Materials	—	19,247	—
Telecommunication Services	—	19,403	—
Total Common Stocks	$ 84,454	$ 341,644	$ —
Preferred Stocks	—	8,677	—
Short-Term Securities	—	27,820	—
Total	$ 84,454	$ 378,141	$ —
Forward Foreign Currency Contracts	$ —	$ 2,219	$ —
Swap Agreements	$ —	$ 701	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 372	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Information Technology	16.9%
Industrials	15.6%
Consumer Staples	13.2%
Consumer Discretionary	12.6%
Health Care	11.0%

Market Sector Diversification (Continued)

Energy	8.0%
Financials	5.8%
Materials	4.0%
Telecommunication Services	4.0%
Other+	8.9%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

New Concepts Fund



Below, Kimberly A. Scott, CFA, portfolio manager of the Waddell & Reed Advisors New Concepts Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. She has managed the Fund since 2001 and has 25 years of industry experience.

Kimberly A. Scott

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

New Concepts Fund (Class A shares at net asset value)	–5.52%
Benchmark(s) and/or Lipper Category	
Russell Mid-Cap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	–2.99%
Lipper Mid-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–4.77%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Defensive stocks benefit

Returns for mid-cap growth stocks as measured by the Russell Mid Cap Growth Index were negative for the twelve months ending June 30, 2012, losing 2.99 percent of their value. The more defensive sectors outperformed and showed the strongest performance for the year. This included the health care and consumer staples sectors. The more cyclical sectors, including energy, information technology and industrials underperformed, as did utilities. Outperforming, but weak, were the financial and consumer discretionary sectors, which posted slight positive returns. Materials and telecommunications services both posted negative returns for the year.

Sources of strength, weakness

The Fund underperformed its benchmark, the Russell Mid Cap Growth Index, losing 5.52 percent in the twelve months ending June 30, 2012. Several areas of weakness across the portfolio impacted relative performance. The biggest negative contribution to returns was in the health care sector where the Fund was underweight this outperforming group and stock selection problems further hurt returns. Several names significantly underperformed the group, including Accretive Health, Inc. (no longer a holding of the Fund), which fell sharply late in the year as a lawsuit from the Minnesota Attorney General brought into question the company's business practices, Varian Medical Systems, Inc., which has been a sizeable holding in the Fund, Vertex Pharmaceuticals, Inc. (no longer a holding of the Fund) and Mettler-Toledo International, Inc.

Many of the Fund's energy stocks also performed poorly, particularly those associated with natural gas exploration and production. The share prices of Patterson-UTI Energy, Inc. and Ultra Petroleum Corp. (no longer holdings of the Fund) fell sharply as abundant supplies of natural gas drove the price of the commodity to extremely low levels, thus pressuring the returns of these companies. The Fund's underweight position in this underperforming group helped offset some underperformance.

Many of the Fund's consumer discretionary names experienced significant weakness last year, another area of negative contribution to returns. Netflix, Inc. (no longer a holding of the Fund) was the single weakest name in the group, and auto names, including BorgWarner, Inc., CarMax, Inc. and Harman International Industries, Incorporated all posted negative returns. Three of the Fund's smaller consumer retail-related names, Columbia Sportswear Company (no longer a holding of the Fund), Vera Bradley, Inc. (no longer a holding of the Fund) and Skullcandy, Inc. turned in weak performances last year. The Fund held many strong names in the group that helped overall portfolio performance, but were unable to offset the troubled stocks in their sector. These included Michael Kors Holdings Limited, which held its initial public offering last year, and Ulta Salon, Cosmetics & Fragrance, Inc.

The Fund's financials sector exposure was the final source of negative contribution to returns for the year. Three names accounted for most of the underperformance; CB Richard Ellis Group, Inc., Greenhill & Co., Inc. and TCF Financial Corp. (no longer a holding of the Fund). The balance of Fund holdings in the financials sector were generally solid performers, including Arthur J. Gallagher & Co. (no longer a holding of the Fund), First Republic Bank and Discover Financial Services (no longer a holding of the Fund).

A heavy weighting in cash in the Fund associated with tax-loss selling at the very end of the year was detrimental to performance.

Offsetting some of the negative performance in the year was a very strong showing from the Fund's consumer staples names and a small but positive contribution from its information technology names. Consumer staples names were strong across the board with standout performances from Whole Foods Market, Inc. and Boston Beer Company, Inc.

In information technology, good stock picking across the year offset the slight negative contribution of being overweight an underperforming sector. Names of notable strength included SuccessFactors, Inc., which was acquired by SAP (not a holding of the Fund), DealerTrak Holdings, Inc., Teradata Corporation, and Trimble Navigation Limited. Performance in information technology was not as strong as it could have been as the Fund was moderately overweight the group in the back half of the year when many names weakened upon rising global macroeconomic concerns. The networking names were especially weak, including Acme Packet, Inc. (no longer a holding of the Fund), Riverbed Technology, Inc. (no longer a holding of the Fund), F5 Networks, Inc. (no longer a holding of the Fund) and Aruba Networks, Inc.

The most significant change in the portfolio was a sizeable increase in information technology exposure for much of the last half of the year, offset by a decrease in the Fund's financials, industrials, and materials exposure. The Fund's health care exposure was underweight and became more so as we sold Gen-Probe Incorporated, which is being acquired by Hologic (not a holding of the Fund). We also increased the Fund's consumer staples exposure. These changes were generally made based on bottom-up stock selection decisions. However, our move to increase consumer staples while decreasing information technology exposure later in the year was based on a growing concern over global macroeconomic conditions. Finally, we held a large cash position in the final days of the year, the result of tax-loss selling.

A look to the future

While our long term and ongoing outlook for the U.S. has been one of a prolonged period of moderate economic growth, we also have come to think that the U.S. is in the second phase of the recovery and expansion following the recession of 2008-2009. This phase has been led by stabilization in the housing market and stronger activity in the automobile industry. Furthermore, as economic activity has weakened elsewhere around the globe, we saw the U.S. as positioned to have what we called an isolationist recovery/expansion that benefited from uniquely U.S. factors. These factors include better housing and automobile activity; vibrant oil and natural gas exploration/production environment and its resulting beneficial impact on fuel prices; greater labor and operating cost competitiveness at domestic businesses; and a more favorable dollar exchange rate.

While we think these factors continue to put a bid under domestic economic activity, the reality seems to be that the U.S. experience is not as isolationist as we had expected. European and Asian weakness is hitting larger multinational businesses first, given their greater exposure to those markets. It is also impacting smaller firms in inherently more global sectors, such as information technology. These companies are seeing real pressure on sales and earnings because of their presence in global markets.

And while more domestically focused companies, usually small- and mid-cap companies with little to no exposure outside of the U.S., will likely not experience a direct weak Euro/Asia earnings impact, their business fortunes could be nonetheless impacted by reflexivity on the part of concerned businesses and consumers.

Even if the earnings pressure is specific to the multinational corporations, we think the overall market can experience price/earnings multiple contraction, such that stock prices could be broadly impacted. We have clearly seen this in recent months with most stocks under pressure and only a few squeaky-clean, U.S.-centric strong growth stories and sound counter cyclical-dividend payers seeing strength in their stocks.

The market could prove forgiving should investors become convinced that there is real progress toward sound solutions on the horizon. Investors want to see significant positive measures taken to solve Europe's debt and banking crisis and China's ability to deliver stronger economic growth without reigniting inflation. Investors also want to believe that the U.S. economy can successfully transition from the supernormal demand of the first quarter, through the lull of the second quarter, onto firmer economic footing in the back half of the year, possibly supported by better than expected housing activity.

We think, however, that the threat to earnings is real, and possibly more significant than the market is currently considering. This, in front of the brewing storm of a contentious political season, the debt ceiling debate and the dangerous fiscal cliff, make us increasingly cautious and more defensively inclined in the Fund's portfolio. We plan to continue to invest in companies that have multi-year growth opportunities, but we will search for those with less cyclicality in their businesses at this time of earnings risk in the economy. We are likely to reduce exposure to the information technology sector, in particular, and to be slow to invest excess cash in the portfolio. We don't want to compromise the focus on owning high-quality, differentiated long-term growth companies, but we do believe this is an important time to prudently balance long-term opportunity against near-term risk.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in Mid-Cap stocks may carry more risk than investing in stocks of larger more well-established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors New Concepts Fund.

New Concepts Fund

Asset Allocation

Stocks	**84.1%**
Information Technology	21.9%
Consumer Discretionary	16.9%
Industrials	14.6%
Financials	9.8%
Health Care	8.6%
Consumer Staples	6.7%
Energy	4.6%
Materials	1.0%
Cash and Cash Equivalents	**15.9%**

Top 10 Equity Holdings

Company	Sector
Vantiv, Inc., Class A	Information Technology
Wyndham Worldwide Corporation	Consumer Discretionary
Varian Medical Systems, Inc.	Health Care
First Republic Bank	Financials
Microchip Technology Incorporated	Information Technology
Northern Trust Corporation	Financials
Trimble Navigation Limited	Information Technology
Signature Bank	Financials
Fortune Brands Home & Security, Inc.	Industrials
Fiserv, Inc.	Information Technology

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	211/386	55
3 Year	58/348	17
5 Year	15/305	5
10 Year	11/199	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

New Concepts Fund

(UNAUDITED)



New Concepts Fund, Class A Shares[1]	$23,351
Russell Mid-Cap Growth Index	$22,554
Lipper Mid-Cap Growth Funds Universe Average	$20,042

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-10.95%	-9.62%	-6.44%	-5.11%
5-year period ended 6-30-12	4.09%	4.03%	4.31%	5.79%
10-year period ended 6-30-12	8.85%	8.25%	8.41%	9.99%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

New Concepts Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 1.8%		
Expeditors International of Washington, Inc.	632	$ 24,494
Apparel, Accessories & Luxury Goods – 3.4%		
Burberry Group plc (A)	735	15,295
Michael Kors Holdings Limited (B)	267	11,159
Under Armour, Inc., Class A (B)	220	20,757
		47,211
Application Software – 4.3%		
ANSYS, Inc. (B)	428	27,023
Solera Holdings, Inc. (C)	495	20,699
Ultimate Software Group, Inc. (The) (B)	121	10,757
		58,479
Asset Management & Custody Banks – 2.8%		
Northern Trust Corporation	683	31,445
Oaktree Capital Group, LLC	198	7,003
		38,448
Auto Parts & Equipment – 0.5%		
BorgWarner Inc. (B)	112	7,353
Automotive Retail – 1.0%		
CarMax, Inc. (B)	538	13,961
Brewers – 1.1%		
Boston Beer Company, Inc. (The), Class A (B)	131	15,791
Building Products – 2.2%		
Fortune Brands Home & Security, Inc. (B)	1,362	30,338
Communications Equipment – 0.5%		
Aruba Networks, Inc. (B)	460	6,929
Consumer Electronics – 2.2%		
Harman International Industries, Incorporated	448	17,741
Skullcandy, Inc. (B)	893	12,630
		30,371
Data Processing & Outsourced Services – 4.8%		
Fiserv, Inc. (B)	415	29,964
Vantiv, Inc., Class A (B)	1,538	35,810
		65,774
Department Stores – 1.3%		
Nordstrom, Inc.	371	18,445
Distillers & Vintners – 1.0%		
Brown-Forman Corporation, Class B	147	14,235
Distributors – 1.2%		
LKQ Corporation (B)	487	16,266
Electrical Components & Equipment – 3.5%		
Acuity Brands, Inc.	190	9,683
Polypore International, Inc. (B)	618	24,946
Roper Industries, Inc.	143	14,127
		48,756
Electronic Manufacturing Services – 2.2%		
Trimble Navigation Limited (B)	678	31,190

COMMON STOCKS (Continued)	Shares	Value
Environmental & Facilities Services – 1.5%		
Stericycle, Inc. (B)	221	$ 20,277
Food Retail – 1.6%		
Whole Foods Market, Inc.	228	21,723
Health Care Distributors – 2.1%		
Henry Schein, Inc. (B)	379	29,724
Health Care Equipment – 4.9%		
IDEXX Laboratories, Inc. (B)	159	15,291
Intuitive Surgical, Inc. (B)	34	18,773
Varian Medical Systems, Inc. (B)	567	34,427
		68,491
Hotels, Resorts & Cruise Lines – 2.5%		
Wyndham Worldwide Corporation	665	35,051
Household Products – 1.1%		
Church & Dwight Co Inc.	273	15,160
Industrial Gases – 1.0%		
Airgas, Inc.	170	14,256
Industrial Machinery – 3.5%		
IDEX Corporation	706	27,515
Pall Corp	386	21,173
		48,688
Internet Software & Services – 1.0%		
DealerTrack Holdings, Inc. (B)	469	14,121
Investment Banking & Brokerage – 1.0%		
Greenhill & Co., Inc.	373	13,287
IT Consulting & Other Services – 2.1%		
Teradata Corporation (B)	411	29,618
Life Sciences Tools & Services – 1.6%		
Agilent Technologies, Inc.	377	14,794
Mettler-Toledo International Inc. (B)	45	6,982
		21,776
Oil & Gas Equipment & Services – 2.5%		
Dresser-Rand Group Inc. (B)	424	18,903
Dril-Quip, Inc. (B)	250	16,411
		35,314
Oil & Gas Exploration & Production – 2.1%		
Cabot Oil & Gas Corporation	145	5,706
Continental Resources, Inc. (B)	291	19,373
Southwestern Energy Company (B)	107	3,429
		28,508
Packaged Foods & Meats – 1.9%		
Mead Johnson Nutrition Company	315	25,393
Real Estate Services – 1.5%		
CB Richard Ellis Group, Inc. (B)	1,243	20,328
Regional Banks – 4.5%		
First Republic Bank (B)	990	33,267
Signature Bank (B)	509	31,028

New Concepts Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS (Continued)	Shares	Value
Regional Banks (Continued)		
UMB Financial Corporation	1	$ 36
		64,331
Restaurants – 0.6%		
Dunkin' Brands Group, Inc.	242	8,324
Semiconductor Equipment – 1.0%		
Lam Research Corporation (B)	374	14,103
Semiconductors – 4.4%		
ARM Holdings plc, ADR	639	15,209
Cavium Inc. (B)	388	10,853
Microchip Technology Incorporated	1,005	33,255
		59,317
Specialty Stores – 4.2%		
PetSmart, Inc.	417	28,404
Ulta Salon, Cosmetics & Fragrance, Inc.	317	29,629
		58,033
Systems Software – 1.6%		
MICROS Systems, Inc. (B)	214	10,957
Red Hat, Inc. (B)	199	11,251
ServiceNow, Inc. (B)	28	691
		22,899
Trading Companies & Distributors – 2.1%		
Fastenal Company	735	29,632
TOTAL COMMON STOCKS – 84.1%		**$1,166,395**
(Cost: $901,983)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.9%		
Citigroup Funding Inc., 0.400%, 7-2-12 (D)	$ 3,064	$ 3,064
Emerson Electric Co., 0.130%, 8-16-12 (D)	12,000	11,998
John Deere Capital Corporation, 0.150%, 7-20-12 (D)	5,750	5,750
Nestle Australia Ltd., 0.150%, 8-3-12 (D)	8,000	7,999
St. Jude Medical, Inc., 0.190%, 7-20-12 (D)	7,000	6,999
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.160%, 8-13-12 (D)	5,000	4,999
		40,809
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.136%, 7-2-12 (E)	4,002	4,002
TOTAL SHORT-TERM SECURITIES – 3.2%		**$ 44,811**
(Cost: $44,811)		
TOTAL INVESTMENT SECURITIES – 87.3%		**$1,211,206**
(Cost: $946,794)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 12.7%		**176,658**
NET ASSETS – 100.0%		**$1,387,864**

Notes to Schedule of Investments

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Agilent Technologies, Inc.	Deutsche Bank AG	Put	3,270	July 2012	$39.00	$ 695	$ (317)
F5 Networks, Inc.	N/A	Put	529	August 2012	90.00	212	(180)
Ubiquiti Networks, Inc.	N/A	Put	332	July 2012	30.00	507	(526)
Vera Bradley, Inc.	Citibank N.A.	Put	51	July 2012	33.00	61	(61)
	Citibank N.A.	Put	587	July 2012	34.00	761	(759)
						$2,237	$(1,843)

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)All or a portion of the security position and cash is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at June 30, 2012.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,151,100	$ 15,295	$ —
Short-Term Securities	—	44,811	—
Total	$1,151,100	$ 60,106	$ —
Liabilities			
Written Options	$ 706	$ 1,137	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Science and Technology Fund



Below, Zachary H. Shafran, portfolio manager of the Waddell & Reed Advisors Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. He has managed the Fund for 11 years and has 24 years of industry experience.

Zachary H. Shafran

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Science and Technology Fund (Class A shares at net asset value)	3.40%
Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	6.96%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–3.00%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A volatile year

The fiscal year ending June 30, 2012, was a volatile one for global markets. On March 11, 2011. Just several months before the beginning of the Fund's fiscal year, a 9.0 magnitude earthquake and tsunami stuck the northeastern coast of Japan, resulting in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of radioactive contamination. Despite the severity of the crisis in Japan, global stock markets were fairly quick to recover, but the impact on the global technology supply chain persisted for some time during the period covered by this report. Sluggish and uneven economic recovery and political gridlock in the U.S., and economic slowdown and severe sovereign debt problems in Europe combined with fear that the European Union would disintegrate, also drove a tremendous amount of volatility throughout much of the period. The Fund was not immune to this volatility, particularly during the first half of the fiscal year period as the macro environment worsened. Actions late in 2011 by the European Central Bank amounted to aggressive monetary easing and it provided loans to several eurozone countries, including Spain and Italy. As 2011 wound to a close, asset classes became increasingly correlated – as high as they have been in decades, which contributed to the difficult market environment. U.S. equities staged an abrupt reversal during the first quarter of 2012, with many leading indicators reflecting continued economic growth. However, equity markets slowed perceptibly during the second quarter of 2012 as the U.S. economy continued to gain traction but at a slightly slower pace, as concerns about Europe's debt crisis remained on the forefront and volatility continued to be an issue.

Slowdown in information technology, stock-specific issues restrained performance

The Fund's underperformance of the benchmark index was due primarily to its underweight stake in information technology firms, the Fund's top-performing sector due to superior stock selection and the only one of two with positive returns for the year. Holdings in this arena generally were hampered by decreased information technology spending.

The holding that detracted the most on an absolute basis during the period was First Solar, Inc., one of the world's leading manufacturers of photovoltaic solar modules and systems. Its success in recent years has been driven by its efforts to continuously drive down the cost of solar energy to levels that compete on a non-subsidized basis with the price of retail electricity in key markets throughout the world. Despite the effectiveness of its proprietary, thin-film semiconductor technology — which is among the lowest-cost in the world – the alternative energy market and in particular the solar power market in the U.S. has slowed due to over capacity, declining prices and dwindling subsidies, which dampened First Solar's recent performance. Management turnover and turmoil also weighed on the stock during the period.

Another significant detractor was SINA Corporation., an online media company serving China and the global Chinese communities. SINA was one of the pioneer's in China's Internet revolution and had built up a successful portal and media-advertising business as China went through its boom phase. While the company has moved strongly into the social-networking space with its Twitter-like Weibo micro-blogging service, an area that has a lot of promise, it's a move that comes with huge costs, and investors aren't happy with how much SINA plans to invest in the platform, given the fiercely competitive marketplace, and its stock has taken a beating. On the plus side, the Chinese government required SINA to verify the identity of all its users, which adds expense but also makes its data very valuable for advertising and marketing purposes. Despite its 2011 difficulties, we continue to like this company and believe it has strong future prospects, so we are maintaining our stake.

Strength among largest holdings proved beneficial

The Fund's greatest contributor during the period — and among its largest holdings — was Apple Inc., designer and creator of iPod and iTunes, Mac laptop and desktop computers, the OS X operating system and the revolutionary iPhone and iPad. The firm sold more than 4 million iPhone 4S devices in the first three days after it was introduced in October 2011, more than double the number sold during the introduction of the previous model in 2010. Other top technology names included Aspen Technology, Inc., a provider of smart manufacturing and supply chain management software and services for the process industries, and Internet search engine firm Google, Inc. CL-A, whose success in 2011 was fueled by businesses moving en masse to mobile advertising and building mobile websites.

Another significant stake that worked in the Fund's favor was Samsung Electronics Co., Ltd., which makes high definition TVs, phones and plasma displays. Its success in a highly competitive market has been the result of its effort to reinvent itself as one of the world's coolest brands by sinking billions into new manufacturing facilities, developing more diversified products and becoming vertically integrated — Samsung's chips and displays go into its own digital products.

We have significantly reduced the Fund's technology exposure since our last report to you and added somewhat to its stakes in the health care, industrials and telecommunications services sectors. Slightly less than 15% of investments are outside the United States, and the Fund has about 7 percent in cash.

Looking ahead with caution, optimism

We are cautiously optimistic about the months ahead. The U.S. dollar strengthened in the final months of 2011, and the U.S economy began to show some momentum that continued into 2012, with positive indicators in consumer confidence, employment, housing and several other areas. Inflation in most emerging markets seems to have peaked, allowing governments to move to stimulate, rather than constrain, their economic growth. Despite a double-dip scare early in the year, recession did not return to the U.S. in 2011 and we do not anticipate one in the months ahead. The Federal Reserve has indicated it will hold interest rates at their current low level as long as it deems necessary in 2012, which means money will remain cheap. The cyclical housing and auto production sectors have yet to fully recover, providing further assurance that recession is not an immediate threat. U.S. corporate balance sheets are healthy and many companies are sitting on a lot of cash, thanks to actions taken by companies to reduce costs and raise cash following the 2008 credit crisis. We anticipate that the U.S. economy will grow in 2012, provided we do not experience a major global crisis of some type, or unforeseen events like 2011's Arab Spring protests. Other challenges remain; slow job creation in the U.S. continues to be a rock in our nation's path to full economic recovery, and in the second half of 2012, investors likely will have to contend with what is shaping up to be an ugly battle for the White House and Congress. We are concerned about a lack of leadership in Washington across both parties. On a brighter note, however, we are cautiously optimistic that European policymakers will find a way to manage and contain the debt crisis, although we believe this problem will take some time to correct. We believe stabilization in Europe would bode very well for global economic recovery. All of these factors will contribute to the kind of volatility that characterized the Fund's most recent fiscal period, with even small movements snowballing rapidly. Against this anticipated backdrop, we intend to stick to our mandate, taking a broad view of science and technology while we seek to find companies providing increasing cost effectiveness and efficiency around the globe.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Science and Technology Fund.

Science and Technology Fund

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**92.5%**
Information Technology	62.0%
Health Care	14.0%
Industrials	7.0%
Consumer Staples	4.2%
Telecommunication Services	3.0%
Materials	1.2%
Financials	0.7%
Energy	0.4%
Purchased Options	**0.0%**
Bonds	**0.3%**
Corporate Debt Securities	0.3%
Cash and Cash Equivalents	**7.2%**

Country Weightings

North America	**78.2%**
United States	78.2%
Pacific Basin	**9.0%**
South Korea	4.8%
China	3.5%
Other Pacific Basin	0.7%
South America	**2.9%**
Other	**1.2%**
Europe	**1.2%**
Bahamas/Caribbean	**0.3%**
Cash and Cash Equivalents	**7.2%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	36/155	24
3 Year	81/142	57
5 Year	22/139	16
10 Year	14/103	14

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Aspen Technology, Inc.	Information Technology	Application Software
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Apple Inc.	Information Technology	Computer Hardware
ACI Worldwide, Inc.	Information Technology	Application Software
Samsung Electronics Co., Ltd.	Information Technology	Semiconductors
Micron Technology, Inc.	Information Technology	Semiconductors
Cree, Inc.	Information Technology	Semiconductors
Vertex Pharmaceuticals Incorporated	Health Care	Biotechnology
Google Inc., Class A	Information Technology	Internet Software & Services
ESCO Technologies Inc.	Industrials	Industrial Machinery

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Science and Technology Fund



Science and Technology Fund, Class A Shares[1] $24,728
S&P North American Technology Sector Index $21,113
Lipper Science & Technology Funds Universe Average $20,380

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-2.55%	-1.52%	2.31%	3.71%
5-year period ended 6-30-12	4.00%	3.93%	4.16%	5.61%
10-year period ended 6-30-12	9.48%	8.80%	8.87%	10.51%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS
Science and Technology Fund *(in thousands)*

JUNE 30, 2012

COMMON STOCKS	Shares	Value
Agricultural Products – 4.2%		
Archer Daniels Midland Company	1,489	$ 43,952
Bunge Limited	578	36,279
Darling International Inc. (A)	904	14,901
		95,132
Application Software – 14.9%		
ACI Worldwide, Inc. (A)(B)	2,927	129,393
Aspen Technology, Inc. (A)(B)	8,272	191,505
Informatica Corporation (A)	411	17,406
		338,304
Biotechnology – 4.6%		
Ironwood Pharmaceuticals, Inc., Class A (A)	877	12,091
Isis Pharmaceuticals, Inc. (A)	1,150	13,803
Vertex Pharmaceuticals Incorporated (A)	1,399	78,237
		104,131
Computer Hardware – 7.2%		
Apple Inc. (A)(C)	283	165,389
Computer Storage & Peripherals – 0.5%		
NetApp, Inc. (A)	343	10,924
Construction & Engineering – 0.8%		
Abengoa, S.A. (D)	570	7,556
Aegion Corporation (A)	549	9,816
		17,372
Consumer Finance – 0.7%		
NetSpend Holdings, Inc. (A)	1,756	16,140
Data Processing & Outsourced Services – 11.1%		
Alliance Data Systems Corporation (A)	1,268	171,145
Euronet Worldwide, Inc. (A)(B)	2,678	45,840
Vantiv, Inc., Class A (A)	900	20,952
WNS (Holdings) Limited, ADR (A)	1,649	16,041
		253,978
Electronic Components – 1.2%		
Power-One, Inc. (A)(B)	6,152	27,806
Electronic Equipment & Instruments – 0.9%		
Ingenico S.A. (D)	414	20,108
Fertilizers & Agricultural Chemicals – 1.2%		
Monsanto Company	320	26,448
Health Care Equipment – 0.8%		
Boston Scientific Corporation (A)	3,191	18,092
Health Care Facilities – 2.5%		
Tenet Healthcare Corporation (A)	11,059	57,947
Health Care Services – 0.7%		
Fleury S.A. (D)	331	4,201
Fleury S.A. (D)(E)	948	12,032
		16,233
Health Care Technology – 2.1%		
Cerner Corporation (A)	580	47,959

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 5.0%		
ESCO Technologies Inc. (B)	1,873	$ 68,249
Pentair, Inc.	1,229	47,038
		115,287
Integrated Telecommunication Services – 1.4%		
CenturyLink, Inc.........................	367	14,477
China Unicom Limited (D)	13,968	17,565
		32,042
Internet Software & Services – 5.3%		
21Vianet Group, Inc., ADR (A)	944	10,812
Google Inc., Class A (A)	127	73,553
OpenTable, Inc. (A)	282	12,702
SINA Corporation (A)	441	22,848
		119,915
IT Consulting & Other Services – 4.0%		
Acxiom Corporation (A)(B)	4,304	65,035
iGate Corporation (A)	1,497	25,486
		90,521
Managed Health Care – 3.3%		
Amil Participacoes S.A. (D)	2,413	23,671
UnitedHealth Group Incorporated	889	52,019
		75,690
Oil & Gas Equipment & Services – 0.4%		
Forum Energy Technologies, Inc. (A)	494	9,733
Research & Consulting Services – 1.2%		
Qualicorp S.A. (A)(D)	346	2,992
Qualicorp S.A. (A)(D)(E)	2,761	23,909
		26,901
Semiconductor Equipment – 1.5%		
Nanometrics Incorporated (A)	1,037	15,922
Photronics, Inc. (A)(B)	3,058	18,652
		34,574
Semiconductors – 14.2%		
CEVA, Inc. (A)	385	6,786
Cree, Inc. (A)	3,105	79,709
Freescale Semiconductor, Inc. (A)	556	5,700
Micron Technology, Inc. (A)	13,342	84,189
Samsung Electronics Co., Ltd. (D)	105	111,299
Spansion Inc. (A)	1,028	11,282
Spreadtrum Communications, Inc., ADR	1,489	26,283
		325,248
Systems Software – 1.2%		
Allot Communications Ltd. (A)	998	27,790
Wireless Telecommunication Service – 1.6%		
Clearwire Corporation, Class A (A)	4,060	4,547
Sprint Nextel Corporation (A)	9,788	31,907
		36,454
TOTAL COMMON STOCKS – 92.5%		**$2,110,118**
(Cost: $1,592,391)		

2012 ANNUAL REPORT **69**

Science and Technology Fund *(in thousands)* JUNE 30, 2012

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Apple Inc.,		
Put $535.00, Expires 8–20–12	542	$ 458
Informatica Corporation,		
Put $37.50, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)	2,948	287
TOTAL PURCHASED OPTIONS – 0.0%		**$ 745**
(Cost: $934)		

CORPORATE DEBT SECURITIES	Principal	
Semiconductors – 0.3%		
JinkoSolar Holding Co., Ltd., Convertible,		
4.000%, 5–15–16 (E)	$15,690	7,433
TOTAL CORPORATE DEBT SECURITIES – 0.3%		**$ 7,433**
(Cost: $15,380)		

SHORT-TERM SECURITIES	Principal	Value
Certificate Of Deposit – 0.2%		
Banco del Estado de Chile,		
0.230%, 7–12–12	5,000	5,000
Commercial Paper – 5.1%		
Bemis Company, Inc.,		
0.390%, 7–17–12 (F)	4,000	3,999
Corporacion Andina de Fomento,		
0.170%, 7–18–12 (F)	10,000	9,999
CVS Caremark Corporation,		
0.360%, 7–2–12 (F)	4,780	4,780
E.I. du Pont de Nemours and Company:		
0.150%, 7–11–12 (F)	4,000	4,000
0.170%, 8–20–12 (F)	2,000	2,000
Harley-Davidson Funding Corp.,		
0.410%, 8–13–12 (F)	5,000	4,997
Heinz (H.J.) Finance Co. (GTD by Heinz (H.J.) Co.),		
0.270%, 7–25–12 (F)	7,000	6,999
John Deere Capital Corporation,		
0.150%, 7–20–12 (F)	10,000	9,999
Kroger Co. (The):		
0.420%, 7–3–12 (F)	$18,800	$ 18,799
0.380%, 7–5–12 (F)	10,000	10,000
Novartis Securities Investment Ltd.,		
0.160%, 8–14–12 (F)	2,270	2,270
St. Jude Medical, Inc.:		
0.200%, 7–18–12 (F)	10,000	9,999
0.190%, 7–20–12 (F)	11,000	10,999
Straight-A Funding, LLC (GTD by Federal Financing Bank),		
0.160%, 8–13–12 (F)	5,000	4,999
Wisconsin Electric Power Co.:		
0.160%, 7–2–12 (F)	2,731	2,731
0.230%, 7–17–12 (F)	7,700	7,699
		114,269
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (G)	24	24
Municipal Obligations – Taxable – 0.8%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation),		
0.150%, 7–3–12 (G)	18,644	18,644
Treasury Bills – 0.4%		
United States Treasury Bills,		
0.140%, 11–1–12	10,000	9,995
TOTAL SHORT-TERM SECURITIES – 6.5%		**$ 147,932**
(Cost: $147,932)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$2,266,228**
(Cost: $1,756,637)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**17,079**
NET ASSETS – 100.0%		**$2,283,307**

Notes to Schedule of Investments

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Apple Inc.	N/A	Call	542	August 2012	$620.00	$ 600	$ (547)
Informatica Corporation	Barclays Bank PLC	Put	2,948	August 2012	42.50	715	(818)
						$1,315	$(1,365)

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D)Listed on an exchange outside the United States.

(E)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $43,374 or 1.9% of net assets.

(F)Rate shown is the yield to maturity at June 30, 2012.

(G)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

Science and Technology Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ 95,132	$ —	$—
Energy	9,733	—	—
Financials	16,140	—	—
Health Care	320,052	—	—
Industrials	152,005	7,556	—
Information Technology	1,283,149	131,408	—
Materials	26,448	—	—
Telecommunication Services	50,931	17,564	—
Total Common Stocks	$1,953,590	$156,528	$—
Purchased Options	458	287	—
Corporate Debt Securities	—	7,433	—
Short-Term Securities	—	147,932	—
Total	$1,954,048	$312,180	$—
Liabilities			
Written Options	$ 547	$ 818	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

Country Diversification

(as a % of net assets)	
United States	78.2%
South Korea	4.8%
China	3.5%
Brazil	2.9%
Israel	1.2%
Other Countries	2.2%
Other+	7.2%

+ Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Small Cap Fund



Below, Timothy Miller, CFA, portfolio manager of the Waddell & Reed Advisors Small Cap Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. He has managed the Fund since 2010 and has 33 years of investment experience.

Timothy Miller

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Small Cap Fund (Class A shares at net asset value)	–5.14%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	–2.71%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–4.91%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

One year, different characteristics

The fiscal year ending June 30, 2012, started precariously but ended with some hope for global economic recovery and stock market appreciation. The 12-month period, however, produced a negative return from the small cap indexes and the Fund. A sharp stock market correction that started in July 2011 reached bottom in early October and then staged a recovery to a high in late March 2012, only to settle back a bit by the end of the fiscal year. Overall the small-cap market had a more defensive tone to it as the best performing sectors for the year in the Russell 2000 Growth Index were health care and consumer staples. The biggest laggards for the year were the cyclically oriented energy and materials sectors.

The economic factor weighing most heavily on the market continued to be the fiscal and debt crisis in Europe. The risk of another global recession brought on by a European credit crunch and fiscal restraint in China was leaning on the domestic market last spring. Some U. S. economic data then turned south and we had a summer under market duress. The Federal Reserve (Fed) continued to "prime the pump;" however, with record low interest rates and stimulative monetary policy providing stabilization to the economy. Operation Twist then pulled long rates down another notch and appeared to have helped turn the economy back up. Corresponding support by the European Commission (EC) to Europe stalled the onset of recession, and the markets responded favorably, rallying through the end of March 2012.

The tone of the year also exhibited very different characteristics. The market correction through the summer was led down by small-cap stocks. Global recession fears weighed most heavily on the energy, materials, and technology sectors. Earnings growth on a year-over-year basis hit bottom in the summer quarter. As the domestic economy stabilized and investors' fears of recession eased, the market made a quick u-turn and rallied strongly through the end of March. The traditional early cycle characteristics were in play, as lower-quality, high-risk stocks rallied the strongest. On a sector basis, consumer discretionary and technology surged, and energy and materials started off strong but faded in the final half of the fiscal year. Industrials similarly were very strong in the first part of the rally but underperformed in the last half.

Sources of strength, weakness

The Fund performed in line with its benchmark, the Russell 2000 Growth Index, during the sharp correction phase last summer, lagged during the calendar fourth quarter and has outperformed in calendar 2012. Ultimately, the Fund underperformed the index. A particularly painful pothole was hit in the fourth calendar quarter of 2011 that was too deep to recover from in spite of strong performance in calendar 2012. During the initial correction phase of the market, the Fund outperformed due to relative strength from a few large positions such as Waste Connections, Inc. and Volcano Corporation, Inc. and a significant underweight position in the energy and materials groups. Also contributing was the Fund's exposure to the consumer staples sector and in particular Diamond Foods Inc. (no longer a Fund holding). Diamond proved to be the unexpected land mine; however, that detonated in the December quarter. The company's accounting for policies used for making payments to its walnut growers became a source of controversy and triggered a short attack on the stock. The uncertainty was fueled by the company's decision not to publicly defend its position and to pass the review of its policies to the audit committee of the board of directors. The delay of the review, the lack of defense and the air of uncertainty led to the market pummeling the stock. The Fund thereby lagged the beginning of the market rally that occurred in December. Gains were made in the final half of the fiscal year, but it was insufficient to make up the shortfall from December 2011.

The full year performance was lagged the benchmark due primarily to the aforementioned factor in consumer staples, a small loss from a protective hedge that was put on a small portion of the Fund last fall and other sector weighting decisions. Health care was the best-performing sector for the year. The Fund's health care stocks performed well, but the weighting in the portfolio was significantly below the index, which resulted in underperformance. Contributing to stock performance was ZOLL Medical Corp. (no longer held), Incyte Corp and Community Health Systems, Inc.

The consumer discretionary segment of the Fund outperformed for the year. Gains from a number of the Fund's top positions, including Under Armour, Inc., Zumiez, Inc. and Panera Bread Company accounted for the performance. The domestic consumer proved to be resilient over the past year and each of these companies is gaining wallet share from the consumer due to brand positioning, product performance and service.

The technology sector remains the largest weighting in the portfolio. The Fund's performance in this sector over the past year nearly matched the benchmark, with slightly better stock selection offset by a large overweight. The sector lost about 9 percent for the year. Electronic equipment, semiconductors, and software stocks all contributed positively and were offset by losses in the Internet and communications equipment industries. The consumer internet space suffered last year due to unexpected competitive pressures which impacted both Shutterfly, Inc. and Ancestry.com (no longer Fund holdings). The communications equipment stocks, including Acme Packet, Inc. and Aruba Networks, Inc. have been strong performers for the Fund but over the past year were impacted by a spending contraction from major carrier customers such as AT&T, Inc. and Verizon Communications, Inc. On the positive side, the Fund's large position in OSI Systems, Inc. continues to perform well due to the success of its security systems business and a new product cycle in health care. The Fund's positions in the SAAS (software as a service) software segment were a mixed bag for the year but netted a positive return, led by Ultimate Software Group and Netsuite, Inc. Finally, semiconductor stocks outperformed with the help of another buyout, in this case Netlogic Microsystems (no longer a Fund holding).

Outlook

There are myriad important moving parts in the macro outlook that make it difficult to forecast future performance, from the continuing debt crisis in Europe to the election in the U.S. to the slowdown in China. We believe the domestic economy, however, seems to be in a sustainable growth mode, even if it is a muted recovery. As a result, small-cap stocks could be an attractive asset for investors because these companies tend to be concentrated in North America. We have emphasized companies that have the vast majority of revenues in this region. For example, we think the domestic financials sector (banks, asset managers and specialty finance companies) is poised to show accelerating growth over the next year. Similarly, many small-cap services companies serving primarily domestic customers are experiencing healthy demand trends. And, as mentioned above, the consumer discretionary sector, including retail, restaurant, hotel, and leisure, remains an attractive domestic recovery play.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Small Cap Fund.

Small Cap Fund

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**97.9%**
Information Technology	30.5%
Industrials	20.0%
Financials	15.3%
Health Care	13.3%
Consumer Discretionary	12.8%
Consumer Staples	4.0%
Energy	2.0%
Cash and Cash Equivalents	**2.1%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	270/513	53
3 Year	89/447	20
5 Year	27/394	7
10 Year	16/258	7

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Ultimate Software Group, Inc. (The)	Information Technology
OSI Systems, Inc.	Information Technology
SVB Financial Group	Financials
Volcano Corporation	Health Care
Westinghouse Air Brake Technologies Corporation	Industrials
United Natural Foods, Inc.	Consumer Staples
Zumiez Inc.	Consumer Discretionary
MICROS Systems, Inc.	Information Technology
Affiliated Managers Group, Inc.	Financials
Portfolio Recovery Associates, Inc.	Industrials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-10.60%	-9.58%	-5.95%	-4.70%
5-year period ended 6-30-12	3.40%	3.38%	3.76%	5.22%
10-year period ended 6-30-12	8.24%	7.79%	7.98%	9.49%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Small Cap Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS	Shares	Value
Advertising – 0.4%		
Acquity Group Ltd, ADR (A)	269	$ 2,645
Air Freight & Logistics – 2.1%		
Hub Group, Inc. (A)	401	14,531
Apparel Retail – 4.8%		
Express, Inc. (A)	586	10,655
Tilly's Inc. (A)	113	1,806
Zumiez Inc. (A)	542	21,447
		33,908
Apparel, Accessories & Luxury Goods – 2.4%		
Quiksilver, Inc. (A)	1,081	2,518
Under Armour, Inc., Class A (A)	152	14,408
		16,926
Application Software – 11.1%		
ACI Worldwide, Inc. (A)	427	18,882
Ellie Mae, Inc. (A)	92	1,661
Qlik Technologies Inc. (A)	530	11,713
SS&C Technologies Holdings, Inc. (A)	285	7,128
Synchronoss Technologies, Inc. (A)	381	7,033
Tangoe, Inc. (A)	194	4,126
Tyler Technologies, Inc. (A)	78	3,163
Ultimate Software Group, Inc. (The) (A)	279	24,902
		78,608
Asset Management & Custody Banks – 4.2%		
Affiliated Managers Group, Inc. (A)	186	20,347
Safeguard Scientifics, Inc. (A)	597	9,234
		29,581
Biotechnology – 4.2%		
Cepheid (A)	239	10,709
Incyte Corporation (A)	842	19,113
		29,822
Brewers – 0.8%		
Boston Beer Company, Inc. (The), Class A (A)	49	5,893
Communications Equipment – 2.8%		
Acme Packet, Inc. (A)	172	3,212
Aruba Networks, Inc. (A)	635	9,548
Finisar Corporation (A)	447	6,689
		19,449
Construction & Farm Machinery & Heavy Trucks – 3.2%		
Westinghouse Air Brake Technologies Corporation	287	22,378
Consumer Finance – 1.7%		
First Cash Financial Services, Inc. (A)	300	12,035
Data Processing & Outsourced Services – 1.9%		
Jack Henry & Associates, Inc.	393	13,580
Distributors – 0.4%		
Pool Corp	70	2,824
Diversified Support Services – 2.8%		
Portfolio Recovery Associates, Inc. (A)	214	19,570

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 0.5%		
II-VI Inc (A)	206	$ 3,441
Electronic Components – 0.3%		
Audience, Inc. (A)	102	1,974
Electronic Equipment & Instruments – 3.5%		
OSI Systems, Inc. (A)	386	24,449
Electronic Manufacturing Services – 1.2%		
IPG Photonics Corporation (A)	199	8,657
Environmental & Facilities Services – 3.4%		
Team, Inc. (A)	314	9,800
Waste Connections, Inc.	479	14,322
		24,122
Food Distributors – 3.2%		
United Natural Foods, Inc. (A)	399	21,905
Health Care Equipment – 4.3%		
DexCom, Inc. (A)	577	7,479
Volcano Corporation (A)	792	22,693
		30,172
Health Care Facilities – 2.5%		
Community Health Systems, Inc. (A)	296	8,288
LifePoint Hospitals, Inc. (A)	227	9,295
		17,583
Health Care Supplies – 1.0%		
Endologix, Inc. (A)	438	6,766
Health Care Technology – 1.3%		
athenahealth, Inc. (A)	116	9,200
Human Resource & Employment Services – 1.1%		
Kforce Inc. (A)	549	7,392
Internet Software & Services – 0.5%		
Demandware, Inc. (A)	95	2,253
ExactTarget, Inc. (A)	70	1,519
		3,772
Leisure Facilities – 2.2%		
Vail Resorts, Inc.	307	15,365
Office Services & Supplies – 0.7%		
United Stationers Inc.	192	5,172
Oil & Gas Equipment & Services – 1.0%		
Dril-Quip, Inc. (A)	110	7,236
Oil & Gas Exploration & Production – 1.0%		
Bonanza Creek Energy, Inc. (A)	103	1,708
Oasis Petroleum LLC (A)	102	2,459
Rosetta Resources Inc. (A)	75	2,733
		6,900
Regional Banks – 8.2%		
Bank of the Ozarks, Inc.	355	10,672
Signature Bank (A)	234	14,267
SVB Financial Group (A)	411	24,140

SCHEDULE OF INVESTMENTS
Small Cap Fund *(in thousands)*

JUNE 30, 2012

COMMON STOCKS (Continued)	Shares	Value
Regional Banks (Continued)		
UMB Financial Corporation	158	$ 8,094
		57,173
Research & Consulting Services – 0.8%		
CoStar Group, Inc. (A)	72	5,806
Restaurants – 2.6%		
Panera Bread Company, Class A (A)	130	18,127
Semiconductors – 4.0%		
Cavium Inc. (A)	340	9,520
Power Integrations, Inc.	154	5,729
Semtech Corporation (A)	540	13,122
		28,371
Specialized REITs – 1.2%		
Strategic Hotels & Resorts, Inc. (A)	1,306	8,434
Systems Software – 5.2%		
MICROS Systems, Inc. (A)	407	20,845
NetSuite Inc. (A)	287	15,708
		36,553
Trading Companies & Distributors – 3.0%		
Beacon Roofing Supply, Inc. (A)	216	5,458
Watsco, Inc.	213	15,749
		21,207
Trucking – 2.4%		
Landstar System, Inc.	322	16,649
TOTAL COMMON STOCKS – 97.9%		$688,176

(Cost: $521,323)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.3%		
Corporacion Andina de Fomento, 0.280%, 8–23–12 (B)	$4,000	$ 3,998
Hewlett-Packard Company, 0.450%, 7–30–12 (B)	4,000	3,998
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.160%, 8–13–12 (B)	3,750	3,749
Wisconsin Electric Power Co., 0.160%, 7–2–12 (B)	4,390	4,391
		16,136
Master Note – 0.4%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (C)	2,703	2,703
TOTAL SHORT-TERM SECURITIES – 2.7%		$ 18,839
(Cost: $18,839)		
TOTAL INVESTMENT SECURITIES – 100.6%		$707,015
(Cost: $540,162)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6%)		(3,960)
NET ASSETS – 100.0%		$703,055

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2012.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$688,176	$ —	$—
Short-Term Securities	—	18,839	—
Total	$688,176	$18,839	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Tax-Managed Equity Fund



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of the Waddell & Reed Advisors Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. Ms. Ross has managed the Fund since 2009 and has 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Tax-Managed Equity Fund (Class A shares at net asset value)	0.31%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	5.76%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.89%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Global events drive continued market volatility

U.S. equity markets finished the year ended June 30, 2012, in positive territory, but not without significant volatility. The benchmark experienced a rapid decline in the July/August 2011 timeframe, followed by a strong rally that began in October and continued through March. It declined in the second quarter 2012 as global economic growth slowed. European sovereign debt concerns, slowing emerging market growth rates and U.S. economic data all contributed to changing macro sentiment throughout the past 12 months, creating a challenging environment for stock pickers. Correlation remained high through calendar year 2011 with global economic events overwhelming individual company fundamentals. Correlation diminished in early 2012 and began to rise again later in the year. For most of the period, high-quality, large-cap companies with strong balance sheets generally performed better than smaller, more leveraged businesses. The energy sector was the most notable laggard during the period, while the information technology, consumer discretionary, consumer staples and health care sectors showed strong performance.

Much of the volatility over the past 12 months can be blamed on the continued uncertainty surrounding the sovereign debt crisis in Europe and the resulting impact on global economic growth. European consumption continues to weaken as the sovereign debt and banking crisis remains unresolved, while China's gross domestic product (GDP) growth is under pressure given that Europe is China's largest export market. Furthermore, although the U.S. remains a relative safe haven, economic data has softened here as well. The uncertainty has resulted in significant premiums for safety, a wide disparity across equity valuations and greater penalties for companies facing the prospect of future earnings pressure. Low-risk government bonds of developed nations such as the U.S. and Germany, as well as the U.S. dollar, were particularly strong. The appetite for safety has been so pronounced that it has pushed U.S. government bond yields to record lows and even temporarily driven negative bond yields in some short-term, low-risk European sovereign debt. In addition, more defensive equity sectors such as consumer staples carry significant premiums relative to sectors with stronger long-term growth prospects but more near-term cyclical risk. Value performed relatively better than growth, while large companies generally did better than small companies. As a continuation of the recent past, high-dividend yielding, slow-growing companies of all sizes performed better than lower-yielding, faster growing companies.

A challenging year

The Fund's performance over the past 12 months was disappointing on a relative basis. An underweight in the health care and consumer staples sectors hurt performance as investor appetite for defensive stocks was high. Stock selection was a negative contributor in the period and was primarily driven by poor performance from companies with cyclical or economic risk including oil services, gaming and some technology companies. Fears of a material slowdown in global growth drove down shares of companies with even modest levels of economic cyclicality. These weaknesses more than offset the benefit of underweighting both industrials and materials.

Since early 2009, it has been our expectation that after coming out of a strong recovery following the U.S. financial crisis, we would enter a long period of slow and sometimes stagnant economic growth, both in the U.S. and in many international economies. This is based on the viewpoint that global growth would face economic and political pressures such as sovereign debt risk, regulatory and tax reform and tighter credit standards that would all be headwinds to growth. It has been our belief that in an environment characterized by slow global growth, large growing multinational companies with minimal debt, high reinvestment rates and unique product cycles would be able to "outgrow" the long list of trouble spots around the globe. While we believe that is still the case in the long-term, it certainly was not reflected in stock prices in the past few months.

The current economic and political uncertainties have created an investment climate in which systemic risk is now once again being priced into the market. This flight to safety has resulted in historically low levels of interest rates around the world and has continued to create valuation anomalies in stocks and growth stocks relative to bonds and other asset classes.

The outlook

While the economic backdrop has materially weakened, we believe some of the valuation disparities in the market are now reflective of systemic risk being priced in. We are very focused on the risks around the globe and analyze them within our firm daily. In many cases, it appears that well-positioned companies are selling off and are depressed due to the historically high correlations caused by macro fears. It is our continued belief that the U.S. is not on the precipice of recession, the European Union (EU) is already in recession but well appreciated by the market, and China's growth and stimulative reforms will prevent a hard landing.

While we expect bumps along the way, we have chosen to emphasize balance sheet strength, attractive geographical exposure and product cycles that can outgrow a stagnant economy. We believe that in many cases these companies are substantially more attractive than they were a quarter ago, and we've taken advantage of this situation by adding to positions in what we view as strong businesses. We also acknowledge that the near-term macro outlook has weakened more than we would have expected a few months ago and, as a result, have reduced some exposure to the more cyclical holdings in the portfolio.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. While the Fund seeks to minimize tax distributions to shareholders, it may realize capital gains and earn some dividends. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Tax-Managed Equity Fund.

Tax-Managed Equity Fund

Asset Allocation

Stocks	96.3%
Information Technology	35.5%
Consumer Discretionary	21.9%
Consumer Staples	12.6%
Industrials	7.2%
Energy	6.2%
Materials	4.8%
Financials	4.1%
Health Care	4.0%
Cash and Cash Equivalents	**3.7%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	535/751	72
3 Year	545/661	83
5 Year	56/571	10
10 Year	21/366	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
MasterCard Incorporated, Class A	Information Technology
Starbucks Corporation	Consumer Discretionary
Precision Castparts Corp.	Industrials
Philip Morris International Inc.	Consumer Staples
Intuit Inc.	Information Technology
QUALCOMM Incorporated	Information Technology
Cognizant Technology Solutions Corporation, Class A	Information Technology
Schlumberger Limited	Energy
Visa Inc., Class A	Information Technology

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Tax-Managed Equity Fund

(UNAUDITED)



Tax-Managed Equity Fund, Class A Shares[1]	$18,829
Russell 1000 Growth Index	$17,963
Lipper Large-Cap Growth Funds Universe Average	$16,135

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C
1-year period ended 6-30-12	-5.46%	-4.65%	-0.59%
5-year period ended 6-30-12	2.47%	2.53%	2.76%
10-year period ended 6-30-12	6.53%	6.18%	6.16%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Tax-Managed Equity Fund

Before- and After-Tax Returns[1]	1-year period ended 6-30-12	5-year period ended 6-30-12	10-year period ended 6-30-12
Class A			
Before Taxes	-5.46%	2.47%	6.53%
After Taxes on Distributions	-5.46%	2.46%	6.53%
After Taxes on Distributions and Sale of Fund Shares	-3.55%[2]	2.11%	5.76%
Class B			
Before Taxes	-4.65%	2.53%	6.18%
After Taxes on Distributions	-4.65%	2.53%	6.18%
After Taxes on Distributions and Sale of Fund Shares	-3.02%[2]	2.17%	5.44%
Class C			
Before Taxes	-0.59%	2.76%	6.16%
After Taxes on Distributions	-0.59%	2.76%	6.16%
After Taxes on Distributions and Sale of Fund Shares	-0.38%[2]	2.36%	5.42%
Russell 1000 Growth Index[3]	5.76%	2.87%	6.03%

(1)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.)

(2)After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(3)Reflects no deduction for fees, expenses or taxes.

The table above shows average annual returns on a before-tax and after-tax basis. Returns *Before Taxes* shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns *After Taxes on Distributions* is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns *After Taxes on Distributions and Sale of Fund Shares* is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

Tax-Managed Equity Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 6.0%		
Boeing Company (The)	71	$ 5,253
Precision Castparts Corp.	44	7,155
		12,408
Apparel, Accessories & Luxury Goods – 1.3%		
Under Armour, Inc., Class A (A)	28	2,608
Application Software – 3.4%		
Intuit Inc.	108	6,415
salesforce.com, inc. (A)	4	581
		6,996
Asset Management & Custody Banks – 2.1%		
T. Rowe Price Group, Inc.	68	4,282
Auto Parts & Equipment – 1.5%		
BorgWarner Inc. (A)	47	3,056
Automotive Retail – 1.2%		
AutoZone, Inc. (A)	7	2,460
Broadcasting – 3.7%		
CBS Corporation, Class B	165	5,409
Discovery Holding Company, Class A (A)	44	2,349
		7,758
Casinos & Gaming – 3.3%		
Las Vegas Sands, Inc.	115	4,989
Wynn Resorts, Limited	18	1,846
		6,835
Communications Equipment – 2.8%		
QUALCOMM Incorporated	106	5,877
Computer Hardware – 9.5%		
Apple Inc. (A)	34	19,710
Consumer Finance – 2.0%		
American Express Company	70	4,086
Data Processing & Outsourced Services – 6.5%		
MasterCard Incorporated, Class A	18	7,742
Visa Inc., Class A	46	5,675
		13,417
Distillers & Vintners – 1.1%		
Beam Inc.	38	2,368
Fertilizers & Agricultural Chemicals – 2.6%		
Monsanto Company	64	5,273
Footwear – 2.3%		
NIKE, Inc., Class B	53	4,670
Hotels, Resorts & Cruise Lines – 0.7%		
Starwood Hotels & Resorts Worldwide, Inc.	26	1,379
Household Products – 1.3%		
Colgate-Palmolive Company	25	2,584
Hypermarkets & Super Centers – 1.4%		
Costco Wholesale Corporation	30	2,874

COMMON STOCKS (Continued)	Shares	Value
Industrial Gases – 2.2%		
Praxair, Inc.	43	$ 4,631
Internet Retail – 1.5%		
Amazon.com, Inc. (A)	14	3,169
Internet Software & Services – 3.0%		
Facebook, Inc., Class A (A)	31	965
Google Inc., Class A (A)	9	5,162
		6,127
IT Consulting & Other Services – 2.8%		
Cognizant Technology Solutions Corporation, Class A (A)	98	5,874
Managed Health Care – 2.1%		
UnitedHealth Group Incorporated	75	4,376
Movies & Entertainment – 1.8%		
Walt Disney Company (The)	75	3,642
Oil & Gas Equipment & Services – 6.2%		
Halliburton Company	93	2,649
National Oilwell Varco, Inc.	68	4,395
Schlumberger Limited	88	5,686
		12,730
Packaged Foods & Meats – 1.0%		
Mead Johnson Nutrition Company	26	2,109
Personal Products – 1.7%		
Estee Lauder Companies Inc. (The), Class A	64	3,453
Pharmaceuticals – 1.9%		
Allergan, Inc.	42	3,869
Railroads – 1.2%		
Kansas City Southern	36	2,518
Restaurants – 4.6%		
Starbucks Corporation	142	7,587
YUM! Brands, Inc.	32	2,088
		9,675
Semiconductor Equipment – 1.9%		
ASML Holding N.V., NY Registry Shares	25	1,301
Lam Research Corporation (A)	68	2,555
		3,856
Semiconductors – 3.2%		
Altera Corporation	83	2,806
Broadcom Corporation, Class A	68	2,302
Microchip Technology Incorporated	47	1,557
		6,665
Soft Drinks – 2.9%		
Coca-Cola Company (The)	49	3,870
PepsiCo, Inc.	30	2,152
		6,022
Systems Software – 2.4%		
Oracle Corporation	108	3,196
VMware, Inc., Class A (A)	20	1,830
		5,026

Tax-Managed Equity Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 3.2%		
Philip Morris International Inc.	75	$ 6,518
TOTAL COMMON STOCKS – 96.3%		**$198,901**
(Cost: $156,501)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.3%		
L'Oreal USA, Inc., 0.160%, 8-14-12 (B)	$2,000	2,000
Prudential Funding LLC, 0.130%, 7-2-12 (B)	2,765	2,765
		4,765

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 1.3%		
Toyota Motor Credit Corporation, 0.136%, 7-2-12 (C)	$2,625	$ 2,625
TOTAL SHORT-TERM SECURITIES – 3.6%		**$ 7,390**
(Cost: $7,390)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$206,291**
(Cost: $163,891)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**168**
NET ASSETS – 100.0%		**$206,459**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 198,901	$ —	$ —
Short-Term Securities	—	7,390	—
Total	$ 198,901	$ 7,390	$ —

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Value Fund



Below, Matthew T. Norris, CFA, portfolio manager of the Waddell & Reed Advisors Value Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2012. He has managed the Fund since its 2003 and has 21 years of industry experience.

Matthew T. Norris

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Value Fund (Class A shares at net asset value)	**–4.12%**
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (generally reflects the performance of value-style stocks)	3.01%
Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–0.03%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund underperformed the index and individual stock selection fell below our expectations for the year ended June 30, 2012. Most of the underperformance occurred during the first half of the period, when many financially oriented stocks fell more than the market. The Fund's technology holdings also lagged, with the primary detractors being Hewlett-Packard Company and Xerox Corporation.

Vision for the longer term

The domestic economic environment has been resilient, although at very slow growth rates. Europe and Asia have had decelerating activity, while the U.S. has experienced sideways growth. Investors continue to rotate quickly through stocks and sectors in search of growth or in an attempt to avoid problems. This is not the type of investing that the Fund follows. It invests for the long term in high-quality companies we believe to be significantly undervalued with less focus on macro conditions. The Fund also emphasizes what we perceive to be experienced management teams that can navigate their firms through any market environment. We believe that a shorter-term focus on the market can cause investments to have a higher volatility than may have been experienced historically. This is demonstrated in the Fund's performance, where a weak fourth quarter of 2011 was followed by a very strong first quarter of 2012. We continue to focus on long-term performance and are not distracted by short-term fluctuations.

Staying focused on research, opportunities

We focus on investing by researching one company at a time and finding names that are trading substantially below our estimate of their true value. One illustrative example would be Target Corporation, which was added to the portfolio during the period. Target is a successful broad lines retailer in the U.S. It currently faces a company-specific issue as a result of last year's purchase of 189 leasehold interests from ailing Canadian discount chain Zellers. While the company plans to convert most of the Zellers sites into Target stores by the beginning of 2013, the elevated capital costs associated with this plan have depressed earnings in the interim. However, once these Canadian stores start producing revenue, we think Target's earnings should get a dramatic boost over the next three years. The market, overly anxious for immediate gratification, drove the stock from a high of around $60 at the beginning of 2011 to a price below $50 by the end of the year. Our valuation for the company is notably higher, and we have been accumulating a position opportunistically.

We continue to pursue a strategy of buying inexpensive stocks and diversifying our picks among economic sectors to reduce long-term volatility. Our focus is on high-free-cash-flow yielding industrial companies, and low price-to-book ratios for financial companies. Currently, we have found more ideas in energy, insurance and technology. Other areas where the Fund is underrepresented, due to a lack of quality ideas, include utilities and real estate. The Fund's investments in these areas can and do shift when opportunity presents itself. While financial stocks were poor performers in 2011, we still see value in many of these names and we feel that some of the concerns are lifting. We anticipate better performance from these names this year as compared to last.

We think the rest of 2012 could hold many surprises. The Federal Reserve has pulled back on certain stimulus measures that it implemented during the recession. But it appears to stand ready to provide more assistance should the economy show signs of faltering. Currently, the economy is not particularly strong, but does not show signs of a slowdown either. We will have to see if the economy is strong enough to grow on its own without central bank support. Recent stronger data on jobs and credit growth are encouraging signs.

We are also concerned about inflation. We feel the root cause for this concern lies in China's seemingly endless demand for commodities and raw materials. The latest news on inflation in China has been constructive as the country's demand seems to have entered a lull. We will continue to watch this data closely. We also are seeing better news on the U.S. housing market. This is a welcome sign as it could also create jobs as well as loan demand at banks.

Finding quality companies is priority one

While the economic forces listed above are clearly important factors in performance, our management team's first approach is at the company level. We continue to seek quality, growing companies whose stocks are trading notably below what we consider fair value. This approach has served investors well over time, and we continue to strongly believe that it will in the future.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Value Fund.

PORTFOLIO HIGHLIGHTS
Value Fund

Asset Allocation

Stocks	97.0%
Financials	29.2%
Energy	19.1%
Health Care	15.1%
Information Technology	11.6%
Consumer Discretionary	6.0%
Consumer Staples	5.0%
Telecommunication Services	3.9%
Utilities	3.6%
Industrials	2.1%
Materials	1.4%
Cash and Cash Equivalents	3.0%

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	468/520	90
3 Year	164/462	36
5 Year	130/414	32
10 Year	98/250	40

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Wells Fargo & Company	Financials
AT&T Inc.	Telecommunication Services
Capital One Financial Corporation	Financials
Marathon Petroleum Corporation	Energy
UnitedHealth Group Incorporated	Health Care
ACE Limited	Financials
MetLife, Inc.	Financials
Marathon Oil Corporation	Energy
Time Warner Cable Inc.	Consumer Discretionary
Plains All American Pipeline, L.P.	Energy

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Value Fund

(UNAUDITED)



| | | | $14,906 |
Value Fund, Class A Shares(1) — $14,906
Russell 1000 Value Index — $16,721
Lipper Large-Cap Value Funds Universe Average — $15,457

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-9.63%	-9.12%	-5.09%	-3.75%
5-year period ended 6-30-12	-2.84%	-2.91%	-2.60%	-1.20%
10-year period ended 6-30-12	4.07%	3.63%	3.73%	5.17%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Biotechnology – 2.9%		
Amgen Inc.	193	$ 14,126
Cable & Satellite –3.1%		
Time Warner Cable Inc.	187	15,369
Computer Hardware –2.3%		
Hewlett-Packard Company	563	11,320
Consumer Finance –3.9%		
Capital One Financial Corporation	348	19,022
Department Stores –1.6%		
Macy's Inc.	224	7,688
Diversified Banks – 4.0%		
Wells Fargo & Company	580	19,409
Diversified Metals & Mining – 0.6%		
Freeport-McMoRan Copper & Gold Inc., Class B	90	3,073
Drug Retail – 2.7%		
CVS Corporation	283	13,239
Electric Utilities – 1.2%		
PPL Corporation	208	5,779
Electronic Manufacturing Services – 1.9%		
TE Connectivity Ltd.	295	9,410
Fertilizers & Agricultural Chemicals – 0.8%		
Mosaic Company (A)	68	3,729
General Merchandise Stores – 1.3%		
Target Corporation	106	6,174
Health Care Distributors – 2.2%		
McKesson Corporation	113	10,566
Industrial Machinery – 2.1%		
Ingersoll-Rand plc	237	10,005
Integrated Telecommunication Services – 3.9%		
AT&T Inc.	540	19,239
Investment Banking & Brokerage – 2.6%		
Goldman Sachs Group, Inc. (The)	131	12,596
Life & Health Insurance – 3.3%		
MetLife, Inc.	519	16,008
Managed Health Care – 7.5%		
Aetna Inc.	262	10,165
UnitedHealth Group Incorporated	289	16,889
WellPoint, Inc. (B)	155	9,894
		36,948
Mortgage REITs – 2.2%		
American Capital Agency Corp.	320	10,752
Multi-Utilities – 2.4%		
PG&E Corporation	257	11,634
Office Electronics – 2.4%		
Xerox Corporation	1,483	11,672
Oil & Gas Exploration & Production – 6.0%		
ConocoPhillips	251	14,015
Marathon Oil Corporation	604	15,439
		29,454
Oil & Gas Refining & Marketing – 5.0%		
Marathon Petroleum Corporation	396	17,790
Phillips 66 (A)	193	6,404
		24,194

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation – 8.1%		
MarkWest Energy Partners, L.P.	252	$ 12,412
Plains All American Pipeline, L.P.	182	14,668
Regency Energy Partners LP	529	12,571
		39,651
Other Diversified Financial Services – 4.4%		
Citigroup Inc.	442	12,115
JPMorgan Chase & Co.	260	9,290
		21,405
Pharmaceuticals – 2.5%		
Teva Pharmaceutical Industries Limited, ADR	310	12,234
Property & Casualty Insurance – 5.4%		
ACE Limited	225	16,700
XL Group plc	466	9,805
		26,505
Regional Banks – 1.2%		
SunTrust Banks, Inc.	249	6,031
Reinsurance – 2.2%		
RenaissanceRe Holdings Ltd.	139	10,588
Semiconductor Equipment – 1.9%		
Lam Research Corporation (A)	252	9,499
Semiconductors – 2.0%		
Freescale Semiconductor, Inc. (A)	948	9,714
Soft Drinks – 2.3%		
Dr Pepper Snapple Group, Inc. (C)	252	11,016
Systems Software – 1.1%		
Oracle Corporation	176	5,230
TOTAL COMMON STOCKS – 97.0%		**$ 473,279**
(Cost: $425,678)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.1%		
Clorox Co., 0.400%, 7-20-12 (D)	$10,000	9,997
Kellogg Co., 0.220%, 7-9-12 (D)	4,000	4,000
L'Oreal USA, Inc., 0.150%, 8-6-12 (D)	2,500	2,500
Wisconsin Electric Power Co., 0.160%, 7-2-12 (D)	3,544	3,544
		20,041
Master Note – 1.3%		
Toyota Motor Credit Corporation, 0.136%, 7-2-12 (E)	6,439	6,439
TOTAL SHORT-TERM SECURITIES – 5.4%		**$ 26,480**
(Cost: $26,480)		
TOTAL INVESTMENT SECURITIES – 102.4%		**$ 499,759**
(Cost: $452,158)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.4%)		**(11,782)**
NET ASSETS – 100.0%		**$ 487,977**

Value Fund (in thousands) JUNE 30, 2012

Notes to Schedule of Investments

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Dr Pepper Snapple Group, Inc	Citibank N.A.	Call	2,518	July 2012	$41.00	$174	$(718)
LyondellBasell Industries N.V., Class A	N/A	Put	348	July 2012	33.00	34	(3)
	N/A	Put	348	July 2012	37.00	79	(14)
	N/A	Put	348	August 2012	35.00	35	(28)
Oracle Corporation	N/A	Put	520	July 2012	25.00	17	(1)
Target Corporation	N/A	Put	624	July 2012	50.00	35	(3)
	Morgan Stanley & Co., Inc.	Put	237	August 2012	52.50	17	(7)
	Morgan Stanley & Co., Inc.	Put	237	September 2012	50.00	17	(8)
Walgreens Co.	N/A	Put	1,479	July 2012	29.00	53	(55)
	N/A	Put	1,479	July 2012	30.00	72	(127)
WellPoint, Inc.	N/A	Call	436	July 2012	67.50	194	(18)
						$727	$(982)

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)All or a portion of the security position and cash is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at June 30, 2012.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 473,279	$ —	$ —
Short-Term Securities	—	26,480	—
Total	$ 473,279	$ 26,480	$ —
Liabilities			
Written Options	$ 249	$ 733	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipt
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Vanguard Fund

 

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of the Waddell & Reed Advisors Vanguard Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2012. Mr. Becker has managed the Fund since 1998 and has 23 years of industry experience. Mr. Sanders has managed the Fund since 2007 and has 23 years of industry experience.

Daniel P. Becker   Philip J. Sanders

Fiscal Year Performance

For the 12 Months Ended June 30, 2012

Vanguard Fund (Class A shares at net asset value)	**2.45%**
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index	**5.76%**
(generally reflects the performance of securities that represent the large-cap growth market)	
Lipper Large-Cap Growth Funds Universe Average	**1.89%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Global events drive continued market volatility

U.S. equity markets finished the year ended June 30, 2012, in positive territory, but not without significant volatility. The benchmark experienced a rapid decline in the July/August 2011 timeframe, followed by a strong rally that began in October and continued through the March 2012 quarter. A sharp decline late in spring continued to catalyze a flight to safety among most asset classes and to the detriment of global equity markets.

Much of the volatility can be blamed on the continued and long-lasting effects of the European Union (EU) banking and geopolitical leadership crisis and the systemic risk it entails. As global economies are interconnected through the liability side of the U.S. and EU bank balance sheets, negative events, economic contractions, funding risks and default risks are amplified across global markets. After years of negotiation and sporadic short-term maneuvers to backstop EU banks' equity positions and funding profiles, a final and convincing solution to the structural problems affecting the region is still out of reach. Most solutions to the current problems coalesce around a fiscal, regulatory and monetary union that must be created, ratified, implemented and, most importantly, enforced. Many of the elements of such a solution remain elusive, resulting in a continuous downward trajectory in global economic growth. The investment environment fostered by such events is characterized by a global flight to "safe" assets. The flight of capital ensuing has created distortions within both the fixed-income and equity markets.

We believe the strength of U.S. corporate balance sheets, sustained slow-profit growth and improving economic data all have the ability to contribute to a positive revaluation of the U.S.

stock market. Since the last recession and subsequent recovery, many areas of the financial markets have recovered the performance and valuation characteristics that were lost during the last downturn. Equities, and in particular growth equities, have not yet recovered to their past valuation levels, while the strength of the corporate sector from which profits are generated has dramatically changed for the better.

Correlation remained high through calendar year 2011, with global economic events overwhelming individual company fundamentals. European sovereign debt concerns, slowing emerging market growth rates and U.S. economic data all contributed to changing macroeconomic sentiment throughout the year, creating a challenging environment for stock pickers during the period. Generally, high-quality, large-cap companies with strong balance sheets outperformed smaller, more leveraged businesses for most of the year. Energy was the most notable laggard during the period, while sectors such as consumer discretionary, staples and health care outperformed on a relative basis.

Sources of weakness, strength

Against this difficult backdrop, the Fund underperformed its benchmark but fared better than its peer group of funds (before the effects of sales charges). Top detractors were Halliburton and Schlumberger. The Fund is currently underweighted in materials, health care and the most cyclical parts of technology. The consumer area continues to be the largest overweight in the Fund. An overweight in the strongly performing consumer discretionary sector coupled with strong stock selection and an underweight in the materials sector helped performance in the period. The Fund's energy stocks did not perform well, as the oil services stocks underperformed. Starbucks Corporation, Apple Inc., MasterCard Incorporated, Visa Inc., AutoZone, Inc., Allergan, Inc., Mead Johnson Nutrition Company and CBS Corporation were all strong performers in the period.

We continue to focus the portfolio around structurally advantaged companies with unique product cycles, funded by great balance sheets and operating in attractive end markets. With corporate margins at record highs, we reduced some cyclicality in the portfolio throughout the year and into the summer, while increasing exposure in the consumer staples sector. The portfolio's primary sectors of emphasis remain consumer discretionary and technology, which still appear to us to be well-positioned to benefit from the company-specific product cycles and strong global brands.

Looking ahead, we believe strong U.S. corporate balance sheets and profitability will face some headwinds from slowing global growth. Despite stabilization by the European Central Bank (ECB), we also think parts of Europe will still likely be in recession with no growth for quite some time; emerging market gross domestic product (GDP) growth is slowing; and the U.S. economy may only grow two to three percent per year, resulting in only modest profit growth for the foreseeable future. Growth stocks have been a favored asset class in recent months, and we believe this may continue to be the case as true structural growers are best positioned to navigate the slow-growth economic landscape we expect.

The focus ahead

Brands, balance sheets and big market opportunities will be our focus for the next year. We think that companies possessing these traits can overwhelm the occasional shocks that may occur from exogenous sources, such as the EU banking system.

We expect many bumps along the road, and the potential exists for ongoing sovereign debt concerns to intermittently cause market corrections. Nevertheless, we believe companies that can grow in these tough times will continue to be revalued higher, something we feel can continue for some time to come as growth equities move back in favor.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Vanguard Fund.

Vanguard Fund

Asset Allocation

Stocks	**94.9%**
Information Technology	32.3%
Consumer Discretionary	23.7%
Consumer Staples	11.0%
Health Care	7.7%
Energy	6.8%
Industrials	6.0%
Materials	5.5%
Financials	1.9%
Cash and Cash Equivalents	**5.1%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	338/751	45
3 Year	442/661	67
5 Year	215/571	38
10 Year	92/366	26

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Starbucks Corporation	Consumer Discretionary
MasterCard Incorporated, Class A	Information Technology
Precision Castparts Corp.	Industrials
Visa Inc., Class A	Information Technology
CBS Corporation, Class B	Consumer Discretionary
Philip Morris International Inc.	Consumer Staples
Allergan, Inc.	Health Care
Monsanto Company	Materials
National Oilwell Varco, Inc.	Energy

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.



		$16,232
Vanguard Fund, Class A Shares[1]		$16,232
Russell 1000 Growth Index		$17,963
Lipper Large-Cap Growth Funds Universe Average		$16,135

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-12	-3.44%	-2.76%	1.36%	2.82%
5-year period ended 6-30-12	0.94%	0.77%	1.03%	2.51%
10-year period ended 6-30-12	4.96%	4.34%	4.43%	5.97%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Vanguard Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.3%		
Boeing Company (The)	19	$ 1,419
Precision Castparts Corp.	348	57,259
		58,678
Apparel, Accessories & Luxury Goods – 0.6%		
Under Armour, Inc., Class A (A)	86	8,078
Application Software – 3.1%		
Intuit Inc.	716	42,512
Asset Management & Custody Banks – 1.9%		
T. Rowe Price Group, Inc.	406	25,543
Auto Parts & Equipment – 1.2%		
BorgWarner Inc. (A)	247	16,194
Automotive Retail – 3.6%		
AutoZone, Inc. (A)	106	39,067
O'Reilly Automotive, Inc. (A)	119	9,927
		48,994
Broadcasting – 3.8%		
CBS Corporation, Class B	1,599	52,415
Casinos & Gaming – 3.9%		
Las Vegas Sands, Inc.	725	31,526
Wynn Resorts, Limited	201	20,837
		52,363
Communications Equipment – 1.4%		
QUALCOMM Incorporated	340	18,948
Computer Hardware – 10.6%		
Apple Inc. (A)	245	142,788
Data Processing & Outsourced Services – 8.8%		
MasterCard Incorporated, Class A	148	63,613
Visa Inc., Class A	447	55,312
		118,925
Distillers & Vintners – 1.3%		
Beam Inc.	286	17,872
Environmental & Facilities Services – 0.3%		
Stericycle, Inc. (A)	47	4,299
Fertilizers & Agricultural Chemicals – 3.7%		
Monsanto Company	614	50,794
Footwear – 0.7%		
NIKE, Inc., Class B	103	9,024
Health Care Equipment – 2.6%		
Intuitive Surgical, Inc. (A)	64	35,609
Hotels, Resorts & Cruise Lines – 0.1%		
Starwood Hotels & Resorts Worldwide, Inc.	25	1,310
Household Products – 0.3%		
Colgate-Palmolive Company	44	4,601
Industrial Conglomerates – 0.1%		
Danaher Corporation	16	849

COMMON STOCKS (Continued)	Shares	Value
Industrial Gases – 1.8%		
Praxair, Inc.	222	$ 24,138
Internet Retail – 1.8%		
Amazon.com, Inc. (A)	104	23,794
Internet Software & Services – 1.8%		
Facebook, Inc., Class A (A)	84	2,620
Google Inc., Class A (A)	38	22,217
		24,837
IT Consulting & Other Services – 2.3%		
Cognizant Technology Solutions Corporation, Class A (A)	515	30,888
Life Sciences Tools & Services – 0.3%		
Mettler-Toledo International Inc. (A)	25	3,896
Managed Health Care – 1.1%		
UnitedHealth Group Incorporated	253	14,812
Motorcycle Manufacturers – 0.7%		
Harley-Davidson, Inc.	201	9,196
Oil & Gas Equipment & Services – 6.8%		
National Oilwell Varco, Inc.	723	46,615
Schlumberger Limited	700	45,436
		92,051
Packaged Foods & Meats – 1.8%		
Mead Johnson Nutrition Company	304	24,443
Personal Products – 1.7%		
Estee Lauder Companies Inc. (The), Class A	425	23,017
Pharmaceuticals – 3.7%		
Allergan, Inc.	550	50,895
Railroads – 1.3%		
Kansas City Southern	257	17,877
Restaurants – 7.3%		
McDonald's Corporation	226	20,017
Starbucks Corporation	1,255	66,901
YUM! Brands, Inc.	219	14,082
		101,000
Semiconductor Equipment – 0.0%		
Lam Research Corporation (A)	7	276
Semiconductors – 2.7%		
Altera Corporation	401	13,560
Broadcom Corporation, Class A	103	3,478
Microchip Technology Incorporated	575	19,027
		36,065
Soft Drinks – 2.0%		
Coca-Cola Company (The)	356	27,797
Systems Software – 1.6%		
Oracle Corporation	305	9,053
VMware, Inc., Class A (A)	141	12,836
		21,889

Vanguard Fund *(in thousands)* JUNE 30, 2012

COMMON STOCKS (Continued)	**Shares**	**Value**
Tobacco – 3.9%		
Philip Morris International Inc.	589	$ 51,379
TOTAL COMMON STOCKS – 94.9%		**$1,288,046**
(Cost: $924,290)		

SHORT-TERM SECURITIES	**Principal**	**Value**
Commercial Paper – 3.8%		
Baxter International Inc., 0.240%, 7-11-12 (B)	$ 5,000	5,000
Citigroup Funding Inc., 0.400%, 7-2-12 (B)	3,114	3,114
Colgate-Palmolive Company, 0.080%, 7-12-12 (B)	3,000	3,000
Heinz (H.J.) Finance Co. (GTD by Heinz (H.J.) Co.), 0.270%, 7-25-12 (B)	13,000	12,997
Illinois Tool Works Inc., 0.120%, 7-12-12 (B)	5,000	5,000
Kellogg Co., 0.220%, 7-9-12 (B)	10,000	10,000
St. Jude Medical, Inc., 0.200%, 7-18-12 (B)	$6,000	$ 5,999
Wisconsin Electric Power Co., 0.230%, 7-17-12 (B)	6,000	5,999
		51,109
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.136%, 7-2-12 (C)	557	557
TOTAL SHORT-TERM SECURITIES – 3.8%		**$ 51,666**
(Cost: $51,666)		
TOTAL INVESTMENT SECURITIES – 98.7%		**$1,339,712**
(Cost: $975,956)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		**17,903**
NET ASSETS – 100.0%		**$1,357,615**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	**Level 2**	**Level 3**
Assets			
Investments in Securities			
Common Stocks	$1,288,046	$ —	$ —
Short-Term Securities	—	51,666	—
Total	$1,288,046	$ 51,666	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

AS OF JUNE 30, 2012

(In thousands, except per share amounts)	Accumulative Fund	Asset Strategy Fund	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	International Growth Fund
ASSETS							
Investments in unaffiliated securities at market value+	$1,077,821	$2,568,927	$651,253	$2,960,991	$711,868	$193,749	$462,595
Bullion at market value+	—	272,223	—	—	—	—	—
Investments at Market Value	**1,077,821**	**2,841,150**	**651,253**	**2,960,991**	**711,868**	**193,749**	**462,595**
Cash	148	261	142	2	56	22	318
Cash denominated in foreign currencies at market value+	—	—	—	—	—	—	933
Restricted cash	—	524	—	—	—	—	9,091
Investment securities sold receivable	28,099	4,049	3,497	29,842	24,152	3,028	1,863
Dividends and interest receivable	808	10,037	2,326	4,132	1,999	142	1,963
Capital shares sold receivable	327	2,123	513	1,595	681	178	191
Receivable from affiliates	—	—	—	17	—	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	—	2,219
Unrealized appreciation on swap agreements	—	—	—	—	—	—	701
Prepaid and other assets	55	71	56	85	39	26	44
Total Assets	**1,107,258**	**2,858,215**	**657,787**	**2,996,664**	**738,795**	**197,145**	**479,918**
LIABILITIES							
Investment securities purchased payable	7,460	1,485	3,145	33,599	19,841	3,534	933
Capital shares redeemed payable	2,053	5,223	826	10,891	1,207	338	648
Trustees and Chief Compliance Officer fees payable	306	256	171	740	54	14	131
Distribution and service fees payable	15	43	10	41	11	3	6
Shareholder servicing payable	260	699	135	615	224	105	162
Investment management fee payable	39	101	24	102	28	9	22
Accounting services fee payable	22	22	14	21	14	7	11
Unrealized depreciation on forward foreign currency contracts	—	2,162	—	—	—	—	372
Written options at market value+	204	3,297	—	—	—	—	—
Other liabilities	43	223	23	79	29	16	43
Total Liabilities	**10,402**	**13,511**	**4,348**	**46,088**	**21,408**	**4,026**	**2,328**
Total Net Assets	**$1,096,856**	**$2,844,704**	**$653,439**	**$2,950,576**	**$717,387**	**$193,119**	**$477,590**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,098,114	$2,680,490	$530,595	$2,157,941	$636,093	$199,060	$515,622
Undistributed (distributions in excess of) net investment income	(852)	42,965	537	2,146	1,480	(400)	(480)
Accumulated net realized gain (loss)	(197,348)	(506,706)	(22,446)	77,855	(79,813)	(41,757)	(66,901)
Net unrealized appreciation	196,942	627,955	144,753	712,634	159,627	36,216	29,349
Total Net Assets	**$1,096,856**	**$2,844,704**	**$653,439**	**$2,950,576**	**$717,387**	**$193,119**	**$477,590**
CAPITAL SHARES OUTSTANDING:							
Class A	137,183	297,279	73,111	455,226	46,987	16,505	45,831
Class B	1,162	6,796	704	2,907	578	275	248
Class C	748	7,609	859	2,477	673	301	212
Class Y	454	6,043	457	8,357	101	174	5,416
NET ASSET VALUE PER SHARE:							
Class A	$7.87	$8.96	$8.70	$6.30	$14.85	$11.21	$9.24
Class B	$7.10	$8.72	$8.67	$5.66	$14.64	$10.47	$8.54
Class C	$7.19	$8.75	$8.68	$5.74	$14.69	$10.68	$8.84
Class Y	$7.90	$9.01	$8.70	$6.32	$14.85	$11.53	$9.26
+COST							
Investments in unaffiliated securities at cost	$ 881,051	$2,066,864	$506,500	$2,248,340	$552,242	$157,534	$436,039
Bullion at cost	—	151,566	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	—	—	—	—	917
Written options premiums received at cost	377	10,767	—	—	—	—	—

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

AS OF JUNE 30, 2012

(In thousands, except per share amounts)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
ASSETS						
Investments in unaffiliated securities at market value+	$1,211,206	$1,719,748	$707,015	$206,291	$499,759	$1,339,712
Investments in affiliated securities at market value+	—	546,480	—	—	—	—
Investments at Market Value	**1,211,206**	**2,266,228**	**707,015**	**206,291**	**499,759**	**1,339,712**
Cash	2	559	116	18	29	1
Investment securities sold receivable	224,000	22,400	1,751	—	1,328	20,987
Dividends and interest receivable	669	164	115	164	990	1,264
Capital shares sold receivable	1,055	1,279	525	156	490	1,184
Prepaid and other assets	3,805	46	28	25	536	64
Total Assets	**1,440,737**	**2,290,676**	**709,550**	**206,654**	**503,132**	**1,363,212**
LIABILITIES						
Investment securities purchased payable	48,202	630	4,682	—	13,120	2,406
Capital shares redeemed payable	2,043	4,172	1,329	121	744	2,439
Trustees and Chief Compliance Officer fees payable	199	379	120	14	68	270
Distribution and service fees payable	19	32	10	3	7	18
Shareholder servicing payable	436	568	276	32	179	351
Investment management fee payable	63	103	32	7	19	49
Accounting services fee payable	22	22	14	7	11	22
Written options at market value+	1,843	1,365	—	—	982	—
Other liabilities	46	98	32	11	25	42
Total Liabilities	**52,873**	**7,369**	**6,495**	**195**	**15,155**	**5,597**
Total Net Assets	**$1,387,864**	**$2,283,307**	**$703,055**	**$206,459**	**$487,977**	**$1,357,615**
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$1,114,273	$1,751,612	$514,686	$161,983	$451,733	$ 995,319
Undistributed (distributions in excess of) net investment income	(6,411)	(11,513)	(2,096)	(163)	5,290	(1,920)
Accumulated net realized gain (loss)	15,196	33,667	23,612	2,239	(16,392)	460
Net unrealized appreciation	264,806	509,541	166,853	42,400	47,346	363,756
Total Net Assets	**$1,387,864**	**$2,283,307**	**$703,055**	**$206,459**	**$487,977**	**$1,357,615**
CAPITAL SHARES OUTSTANDING:						
Class A	137,330	207,510	44,561	15,422	39,702	143,490
Class B	1,670	2,748	983	67	562	1,194
Class C	1,316	1,552	759	257	498	823
Class Y	5,498	6,893	1,639	N/A	267	9,058
NET ASSET VALUE PER SHARE:						
Class A	$9.53	$10.45	$14.70	$13.14	$11.91	$8.78
Class B	$7.71	$8.36	$12.54	$11.82	$11.35	$7.37
Class C	$7.89	$8.43	$12.97	$11.80	$11.48	$7.45
Class Y	$10.23	$11.33	$15.81	N/A	$11.96	$9.13
+COST						
Investments in unaffiliated securities at cost	$ 946,794	$1,376,069	$540,162	$163,891	$452,158	$ 975,956
Investments in affiliated securities at cost	—	380,568	—	—	—	—
Written options premiums received at cost	2,237	1,315	—	—	727	—

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

FOR THE YEAR ENDED JUNE 30, 2012

(In thousands)	Accumulative Fund	Asset Strategy Fund	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	International Growth Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 12,340	$ 61,615	$ 8,440	$ 41,259	$ 19,397	$ 2,291	$ 12,792
Foreign dividend withholding tax	(65)	(2,203)	(66)	(236)	(40)	(50)	(1,242)
Interest and amortization from unaffiliated securities	118	7,219	6,811	128	52	12	102
Foreign interest withholding tax	—	—	—	—	—	—	(5)
Total Investment Income	**12,393**	**66,631**	**15,185**	**41,151**	**19,409**	**2,253**	**11,647**
EXPENSES							
Investment management fee	7,961	19,559	4,466	18,681	4,963	1,910	4,256
Distribution and service fees:							
Class A	2,818	7,019	1,549	6,978	1,717	536	1,121
Class B	106	710	69	184	103	38	27
Class C	60	755	68	143	107	43	21
Shareholder servicing:							
Class A	2,463	6,205	1,266	5,739	2,078	984	1,490
Class B	78	301	40	128	71	34	28
Class C	30	214	24	63	50	23	13
Class Y	6	95	7	62	2	3	72
Registration fees	67	152	69	112	85	68	66
Custodian fees	58	490	27	98	28	16	91
Trustees and Chief Compliance Officer fees	87	191	47	223	45	14	39
Accounting services fee	260	260	167	260	177	90	140
Professional fees	65	190	44	130	43	26	51
Other	90	225	49	185	62	47	60
Total Expenses	**14,149**	**36,366**	**7,892**	**32,986**	**9,531**	**3,832**	**7,475**
Less:							
Expenses in excess of limit	(596)	(100)	(128)	(629)	—	—	(150)
Total Net Expenses	**13,553**	**36,266**	**7,764**	**32,357**	**9,531**	**3,832**	**7,325**
Net Investment Income (Loss)	**(1,160)**	**30,365**	**7,421**	**8,794**	**9,878**	**(1,579)**	**4,322**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	30,776	13,623	31,665	90,465	10,732	(4,663)	18,103
Investments in affiliated securities	—	(4,711)	—	—	—	—	—
Futures contracts	—	(30,035)	—	—	—	—	—
Written options	(166)	44,636	—	—	—	—	—
Swap agreements	—	—	—	—	—	—	(1,390)
Forward foreign currency contracts	—	(2,971)	—	—	—	—	4,233
Foreign currency exchange transactions	15	9,757	—	81	—	(1)	62
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(39,553)	(384,631)	(19,803)	(35,732)	(41,900)	(51,366)	(79,550)
Investments in affiliated securities	—	2,659	—	—	—	—	—
Written options	(47)	7,470	—	—	—	—	—
Swap agreements	—	—	—	—	—	—	1,190
Forward foreign currency contracts	—	4,249	—	—	—	—	1,847
Foreign currency exchange transactions	(2)	(192)	—	(97)	—	—*	(274)
Net Realized and Unrealized Gain (Loss)	**(8,977)**	**(340,146)**	**11,862**	**54,717**	**(31,168)**	**(56,030)**	**(55,779)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$(10,137)**	**$(309,781)**	**$ 19,283**	**$ 63,511**	**$(21,290)**	**$(57,609)**	**$(51,457)**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

Waddell & Reed Advisors Funds

FOR THE YEAR ENDED JUNE 30, 2012

(In thousands)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 9,354	$ 7,221	$ 1,866	$ 2,115	$ 11,079	$14,686
Dividends from affiliated securities	—	599	—	—	—	—
Foreign dividend withholding tax	—*	(242)	(3)	(3)	(100)	—
Interest and amortization from unaffiliated securities	39	920	22	13	39	39
Total Investment Income	**9,393**	**8,498**	**1,885**	**2,125**	**11,018**	**14,725**
EXPENSES						
Investment management fee	12,039	18,472	5,855	1,283	3,259	9,287
Distribution and service fees:						
Class A	3,322	5,240	1,597	483	1,121	3,133
Class B	157	256	148	10	78	109
Class C	111	131	106	32	65	65
Shareholder servicing:						
Class A	3,965	5,109	2,493	290	1,610	3,198
Class B	108	172	117	4	64	83
Class C	55	65	49	10	35	38
Class Y	107	113	38	—	5	122
Registration fees	99	95	83	51	88	94
Custodian fees	53	269	32	9	26	44
Trustees and Chief Compliance Officer fees	98	152	47	13	32	97
Accounting services fee	260	260	174	78	135	260
Professional fees	76	111	50	21	43	70
Other	111	171	71	20	83	95
Total Expenses	**20,561**	**30,616**	**10,860**	**2,304**	**6,644**	**16,695**
Less:						
Expenses in excess of limit	(201)	(200)	(137)	(27)	(47)	(301)
Total Net Expenses	**20,360**	**30,416**	**10,723**	**2,277**	**6,597**	**16,394**
Net Investment Income (Loss)	**(10,967)**	**(21,918)**	**(8,838)**	**(152)**	**4,421**	**(1,669)**
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	54,983	(11,868)	39,769	5,120	3,195	25,447
Investments in affiliated securities	—	73,204	—	—	—	—
Futures contracts	—	—	(6,296)	—	—	—
Written options	(700)	2,804	300	—	1,428	—
Swap agreements	—	—	(700)	—	—	—
Foreign currency exchange transactions	9	(694)	(2)	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	(145,881)	22,532	(67,528)	(4,230)	(29,427)	6,132
Investments in affiliated securities	—	(2,294)	—	—	—	—
Written options	63	(50)	—	—	(351)	—
Swap agreements	—	—	(585)	—	—	—
Foreign currency exchange transactions	—	179	—	—	—	—
Net Realized and Unrealized Gain (Loss)	**(91,526)**	**83,813**	**(35,042)**	**890**	**(25,155)**	**31,579**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$(102,493)**	**$ 61,895**	**$(43,880)**	**$ 738**	**$(20,734)**	**$29,910**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Accumulative Fund		Asset Strategy Fund		Continental Income Fund	
	Year ended 6-30-12	Year ended 6-30-11	Year ended 6-30-12	Year ended 6-30-11	Year ended 6-30-12	Year ended 6-30-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,160)	$ 408	$ 30,365	$ 23,784	$ 7,421	$ 8,053
Net realized gain on investments	30,625	107,962	30,299	136,148	31,665	23,156
Net change in unrealized appreciation (depreciation)	(39,602)	235,128	(370,445)	589,028	(19,803)	121,359
Net Increase (Decrease) in Net Assets Resulting from Operations	**(10,137)**	**343,498**	**(309,781)**	**748,960**	**19,283**	**152,568**
Distributions to Shareholders From:						
Net investment income:						
Class A	(342)	(1,993)	(30,909)	(29,147)	(7,843)	(7,673)
Class B	—	—	(161)	(204)	(15)	(22)
Class C	—	—	(245)	(242)	(26)	(21)
Class Y	(8)	(19)	(802)	(684)	(87)	(90)
Net realized gains:						
Class A	—	—	—	—	(12,045)	(28,209)
Class B	—	—	—	—	(139)	(437)
Class C	—	—	—	—	(134)	(267)
Class Y	—	—	—	—	(129)	(259)
Total Distributions to Shareholders	**(350)**	**(2,012)**	**(32,117)**	**(30,277)**	**(20,418)**	**(36,978)**
Capital Share Transactions	**(164,891)**	**(131,945)**	**(226,403)**	**(266,624)**	**(21,424)**	**(10,734)**
Net Increase (Decrease) in Net Assets	**(175,378)**	**209,541**	**(568,301)**	**452,059**	**(22,559)**	**104,856**
Net Assets, Beginning of Period	1,272,234	1,062,693	3,413,005	2,960,946	675,998	571,142
Net Assets, End of Period	**$1,096,856**	**$1,272,234**	**$2,844,704**	**$3,413,005**	**$653,439**	**$675,998**
Undistributed (distributions in excess of) net investment income	$ (852)	$ 53	$ 42,965	$ 12,834	$ 537	$ 1,045

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Core Investment Fund		Dividend Opportunities Fund		Energy Fund	
	Year ended 6-30-12	Year ended 6-30-11	Year ended 6-30-12	Year ended 6-30-11	Year ended 6-30-12	Year ended 6-30-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 8,794	$ 9,499	$ 9,878	$ 6,337	$ (1,579)	$ (1,777)
Net realized gain (loss) on investments	90,546	260,063	10,732	14,525	(4,664)	(3,060)
Net change in unrealized appreciation (depreciation)	(35,829)	617,686	(41,900)	183,656	(51,366)	92,480
Net Increase (Decrease) in Net Assets Resulting from Operations	**63,511**	**887,248**	**(21,290)**	**204,518**	**(57,609)**	**87,643**
Distributions to Shareholders From:						
Net investment income:						
Class A	(10,567)	(6,150)	(8,863)	(6,920)	—	—
Class B	—	—	(30)	(30)	—	—
Class C	—	—	(45)	(49)	—	—
Class Y	(162)	(108)	(27)	(22)	—	—
Net realized gains:						
Class A	(134,267)	—	—	—	—	—
Class B	(1,003)	—	—	—	—	—
Class C	(750)	—	—	—	—	—
Class Y	(1,435)	—	—	—	—	—
Total Distributions to Shareholders	**(148,184)**	**(6,258)**	**(8,965)**	**(7,021)**	**—**	**—**
Capital Share Transactions	**(60,350)**	**(211,610)**	**(30,229)**	**(7,958)**	**(21,334)**	**(4,576)**
Net Increase (Decrease) in Net Assets	**(145,023)**	**669,380**	**(60,484)**	**189,539**	**(78,943)**	**83,067**
Net Assets, Beginning of Period	3,095,599	2,426,219	777,871	588,332	272,062	188,995
Net Assets, End of Period	**$2,950,576**	**$3,095,599**	**$717,387**	**$777,871**	**$193,119**	**$272,062**
Undistributed (distributions in excess of) net investment income	$ 2,146	$ 3,237	$ 1,480	$ 569	$ (400)	$ 192

See Accompanying Notes to Financial Statements.

(In thousands)	International Growth Fund		New Concepts Fund		Science and Technology Fund	
	Year ended 6-30-12	Year ended 6-30-11	Year ended 6-30-12	Year ended 6-30-11	Year ended 6-30-12	Year ended 6-30-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 4,322	$ 8,536	$ (10,967)	$ (4,684)	$ (21,918)	$ (20,587)
Net realized gain on investments	21,008	61,687	54,292	254,115	63,446	167,873
Net change in unrealized appreciation (depreciation)	(76,787)	103,205	(145,818)	228,753	20,367	472,146
Net Increase (Decrease) in Net Assets Resulting from Operations	**(51,457)**	**173,428**	**(102,493)**	**478,184**	**61,895**	**619,432**
Distributions to Shareholders From:						
Net investment income:						
Class A	(7,249)	(3,392)	—	—	—	—
Class B	(11)	—	—	—	—	—
Class C	(13)	—	—	—	—	—
Class Y	(796)	(635)	—	—	—	—
Net realized gains:						
Class A	—	—	(229,288)	(47,698)	(166,096)	(44,472)
Class B	—	—	(3,184)	(668)	(2,278)	(888)
Class C	—	—	(2,177)	(365)	(1,140)	(354)
Class Y	—	—	(7,356)	(1,360)	(5,692)	(1,425)
Total Distributions to Shareholders	**(8,069)**	**(4,027)**	**(242,005)**	**(50,091)**	**(175,206)**	**(47,139)**
Capital Share Transactions	**(56,805)**	**(60,175)**	**180,747**	**42,303**	**(48,291)**	**(129,741)**
Net Increase (Decrease) in Net Assets	**(116,331)**	**109,226**	**(163,751)**	**470,396**	**(161,602)**	**442,552**
Net Assets, Beginning of Period	593,921	484,695	1,551,615	1,081,219	2,444,909	2,002,357
Net Assets, End of Period	**$ 477,590**	**$593,921**	**$1,387,864**	**$1,551,615**	**$2,283,307**	**$2,444,909**
Undistributed (distributions in excess of) net investment income	$ (480)	$ 4,594	$ (6,411)	$ (182)	$ (11,513)	$ (729)

See Accompanying Notes to Financial Statements.

(In thousands)	Small Cap Fund		Tax-Managed Equity Fund	
	Year ended 6-30-12	Year ended 6-30-11	Year ended 6-30-12	Year ended 6-30-11
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (8,838)	$ (7,674)	$ (152)	$ 90
Net realized gain on investments	33,071	133,225	5,120	14,766
Net change in unrealized appreciation (depreciation)	(68,113)	132,410	(4,230)	31,783
Net Increase (Decrease) in Net Assets Resulting from Operations	**(43,880)**	**257,961**	**738**	**46,639**
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	(291)
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	N/A	N/A
Net realized gains:				
Class A	(59,388)	—	—	—
Class B	(1,636)	—	—	—
Class C	(1,113)	—	—	—
Class Y	(2,226)	—	N/A	N/A
Total Distributions to Shareholders	**(64,363)**	**—**	**—**	**(291)**
Capital Share Transactions	**15,755**	**(199,545)**	**5,694**	**16,034**
Net Increase (Decrease) in Net Assets	**(92,488)**	**58,416**	**6,432**	**62,382**
Net Assets, Beginning of Period	795,543	737,127	200,027	137,645
Net Assets, End of Period	**$703,055**	**$ 795,543**	**$206,459**	**$200,027**
Distributions in excess of net investment income	$ (2,096)	$ (111)	$ (163)	$ (12)

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Value Fund		Vanguard Fund	
	Year ended 6-30-12	Year ended 6-30-11	Year ended 6-30-12	Year ended 6-30-11
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 4,421	$ 475	$ (1,669)	$ (1,123)
Net realized gain on investments	4,623	36,641	25,447	126,782
Net change in unrealized appreciation (depreciation)	(29,778)	60,297	6,132	216,459
Net Increase (Decrease) in Net Assets Resulting from Operations	(20,734)	97,413	29,910	342,118
Distributions to Shareholders From:				
Net investment income:				
Class A	(4,370)	—	—	(600)
Class B	(13)	—	—	—
Class C	(18)	—	—	—
Class Y	(50)	—	—	(132)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	(4,451)	—	—	(732)
Capital Share Transactions	16,919	27,157	(80,380)	(18,878)
Net Increase (Decrease) in Net Assets	(8,266)	124,570	(50,470)	322,508
Net Assets, Beginning of Period	496,243	371,673	1,408,085	1,085,577
Net Assets, End of Period	$487,977	$496,243	$1,357,615	$1,408,085
Undistributed (distributions in excess of) net investment income	$ 5,290	$ 5,194	$ (1,920)	$ (245)

See Accompanying Notes to Financial Statements.

ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2012	$7.90	$(0.01)[3]	$(0.02)	$(0.03)	$ —*	$—	$ —*
Year ended 6-30-2011	5.93	0.00[3]	1.98	1.98	(0.01)	—	(0.01)
Year ended 6-30-2010	5.43	0.03[3]	0.50	0.53	(0.03)	—	(0.03)
Year ended 6-30-2009	7.96	0.04[3]	(2.54)	(2.50)	(0.03)	—	(0.03)
Year ended 6-30-2008	8.42	0.02	(0.46)	(0.44)	(0.02)	—	(0.02)
Class B Shares							
Year ended 6-30-2012	7.22	(0.10)[3]	(0.02)	(0.12)	—	—	—
Year ended 6-30-2011	5.47	(0.08)[3]	1.83	1.75	—	—	—
Year ended 6-30-2010	5.05	(0.05)[3]	0.47	0.42	—	—	—
Year ended 6-30-2009	7.46	(0.03)[3]	(2.38)	(2.41)	—	—	—
Year ended 6-30-2008	7.95	(0.14)	(0.35)	(0.49)	—	—	—
Class C Shares							
Year ended 6-30-2012	7.29	(0.08)[3]	(0.02)	(0.10)	—	—	—
Year ended 6-30-2011	5.52	(0.07)[3]	1.84	1.77	—	—	—
Year ended 6-30-2010	5.09	(0.04)[3]	0.47	0.43	—	—	—
Year ended 6-30-2009	7.50	(0.03)[3]	(2.38)	(2.41)	—	—	—
Year ended 6-30-2008	7.99	(0.13)	(0.36)	(0.49)	—	—	—
Class Y Shares							
Year ended 6-30-2012	7.92	0.02[3]	(0.03)	(0.01)	(0.01)	—	(0.01)
Year ended 6-30-2011	5.94	0.03[3]	1.98	2.01	(0.03)	—	(0.03)
Year ended 6-30-2010	5.44	0.04[3]	0.50	0.54	(0.04)	—	(0.04)
Year ended 6-30-2009	7.99	0.05[3]	(2.55)	(2.50)	(0.05)	—	(0.05)
Year ended 6-30-2008	8.43	0.04	(0.45)	(0.41)	(0.03)	—	(0.03)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$7.87	-0.35%	$1,080	1.17%	-0.09%	1.22%	-0.14%	58%
Year ended 6-30-2011	7.90	33.44	1,246	1.16	0.05	1.21	0.00	42
Year ended 6-30-2010	5.93	9.66	1,035	1.18	0.36	1.23	0.31	51
Year ended 6-30-2009	5.43	-31.42	1,132	1.21	0.60	1.25	0.56	64
Year ended 6-30-2008	7.96	-5.22	1,786	1.08	0.29	1.11	0.26	62
Class B Shares								
Year ended 6-30-2012	7.10	-1.66	8	2.46	-1.38	2.49	-1.41	58
Year ended 6-30-2011	7.22	31.99	15	2.34	-1.14	2.37	-1.17	42
Year ended 6-30-2010	5.47	8.32	18	2.36	-0.81	2.39	-0.84	51
Year ended 6-30-2009	5.05	-32.22	23	2.39	-0.58	2.42	-0.61	64
Year ended 6-30-2008	7.46	-6.29	46	2.11	-0.73	2.14	-0.76	62
Class C Shares								
Year ended 6-30-2012	7.19	-1.37	5	2.22	-1.13	2.26	-1.17	58
Year ended 6-30-2011	7.29	32.07	7	2.20	-0.99	2.23	-1.02	42
Year ended 6-30-2010	5.52	8.45	7	2.23	-0.68	2.26	-0.71	51
Year ended 6-30-2009	5.09	-32.13	8	2.28	-0.46	2.31	-0.49	64
Year ended 6-30-2008	7.50	-6.13	14	2.06	-0.68	2.09	-0.71	62
Class Y Shares								
Year ended 6-30-2012	7.90	-0.05	4	0.86	0.22	0.90	0.18	58
Year ended 6-30-2011	7.92	33.91	5	0.86	0.35	0.89	0.32	42
Year ended 6-30-2010	5.94	9.87	3	0.87	0.67	0.90	0.64	51
Year ended 6-30-2009	5.44	-31.17	3	0.97	0.85	1.00	0.82	64
Year ended 6-30-2008	7.99	-4.99	5	0.85	0.53	0.88	0.50	62

See Accompanying Notes to Financial Statements.

ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2012	$ 9.98	$ 0.10[3]	$(1.02)	$(0.92)	$(0.10)	$ —	$(0.10)
Year ended 6-30-2011	7.98	0.07[3]	2.02	2.09	(0.09)	—	(0.09)
Year ended 6-30-2010	7.40	0.06[3]	0.55	0.61	(0.03)	—	(0.03)
Year ended 6-30-2009	12.72	0.12[3]	(3.05)	(2.93)	(0.05)	(2.34)	(2.39)
Year ended 6-30-2008	10.59	0.05	2.87	2.92	(0.10)	(0.69)	(0.79)
Class B Shares							
Year ended 6-30-2012	9.71	0.00[3]	(0.97)	(0.97)	(0.02)	—	(0.02)
Year ended 6-30-2011	7.77	(0.01)[3]	1.97	1.96	(0.02)	—	(0.02)
Year ended 6-30-2010	7.25	(0.02)[3]	0.54	0.52	—	—	—
Year ended 6-30-2009	12.55	0.04[3]	(3.01)	(2.97)	—	(2.33)	(2.33)
Year ended 6-30-2008	10.43	(0.04)	2.84	2.80	—	(0.68)	(0.68)
Class C Shares							
Year ended 6-30-2012	9.74	0.02[3]	(0.98)	(0.96)	(0.03)	—	(0.03)
Year ended 6-30-2011	7.79	0.00[3]	1.97	1.97	(0.02)	—	(0.02)
Year ended 6-30-2010	7.27	(0.01)[3]	0.53	0.52	—	—	—
Year ended 6-30-2009	12.56	0.04[3]	(2.99)	(2.95)	—	(2.34)	(2.34)
Year ended 6-30-2008	10.44	(0.04)	2.85	2.81	—	(0.69)	(0.69)
Class Y Shares							
Year ended 6-30-2012	10.03	0.12[3]	(1.01)	(0.89)	(0.13)	—	(0.13)
Year ended 6-30-2011	8.00	0.10[3]	2.03	2.13	(0.10)	—	(0.10)
Year ended 6-30-2010	7.44	0.09[3]	0.54	0.63	(0.07)	—	(0.07)
Year ended 6-30-2009	12.75	0.15[3]	(3.06)	(2.91)	(0.06)	(2.34)	(2.40)
Year ended 6-30-2008	10.61	0.09	2.88	2.97	(0.14)	(0.69)	(0.83)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$ 8.96	-9.16%	$2,665	1.17%	1.06%	1.17%	1.06%	53%
Year ended 6-30-2011	9.98	26.27	3,162	1.14	0.77	1.14	0.77	72
Year ended 6-30-2010	7.98	8.23	2,724	1.17	0.71	1.17	0.71	108
Year ended 6-30-2009	7.40	-21.19	2,461	1.20	1.34	1.20	1.34	304
Year ended 6-30-2008	12.72	27.85	3,178	1.15	0.53	1.15	0.53	110
Class B Shares								
Year ended 6-30-2012	8.72	-9.98	59	2.13	0.04	2.13	0.04	53
Year ended 6-30-2011	9.71	25.22	90	2.05	-0.13	2.05	-0.13	72
Year ended 6-30-2010	7.77	7.17	102	2.06	-0.20	2.06	-0.20	108
Year ended 6-30-2009	7.25	-21.94	114	2.08	0.43	2.08	0.43	304
Year ended 6-30-2008	12.55	26.94	183	1.99	-0.33	1.99	-0.33	110
Class C Shares								
Year ended 6-30-2012	8.75	-9.86	67	1.99	0.21	1.99	0.21	53
Year ended 6-30-2011	9.74	25.36	90	1.95	-0.04	1.95	-0.04	72
Year ended 6-30-2010	7.79	7.15	87	1.98	-0.10	1.98	-0.10	108
Year ended 6-30-2009	7.27	-21.79	85	2.01	0.51	2.01	0.51	304
Year ended 6-30-2008	12.56	26.95	124	1.95	-0.28	1.95	-0.28	110
Class Y Shares								
Year ended 6-30-2012	9.01	-8.82	54	0.85	1.28	0.85	1.28	53
Year ended 6-30-2011	10.03	26.77	71	0.84	1.08	0.84	1.08	72
Year ended 6-30-2010	8.00	8.40	49	0.87	1.01	0.87	1.01	108
Year ended 6-30-2009	7.44	-20.92	44	0.88	1.71	0.88	1.71	304
Year ended 6-30-2008	12.75	28.31	25	0.89	0.81	0.89	0.81	110

See Accompanying Notes to Financial Statements.

CONTINENTAL INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2012	$8.70	$0.10[3]	$ 0.18	$ 0.28	$(0.11)	$(0.17)	$(0.28)
Year ended 6-30-2011	7.23	0.10[3]	1.86	1.96	(0.10)	(0.39)	(0.49)
Year ended 6-30-2010	6.57	0.09[3]	0.65	0.74	(0.08)	—	(0.08)
Year ended 6-30-2009	7.97	0.11[3]	(1.30)	(1.19)	(0.12)	(0.09)	(0.21)
Year ended 6-30-2008	8.34	0.11	0.02	0.13	(0.12)	(0.38)	(0.50)
Class B Shares							
Year ended 6-30-2012	8.68	0.01[3]	0.17	0.18	(0.02)	(0.17)	(0.19)
Year ended 6-30-2011	7.22	0.02[3]	1.85	1.87	(0.02)	(0.39)	(0.41)
Year ended 6-30-2010	6.57	0.00[3]	0.66	0.66	(0.01)	—	(0.01)
Year ended 6-30-2009	7.96	0.05[3]	(1.29)	(1.24)	(0.06)	(0.09)	(0.15)
Year ended 6-30-2008	8.34	0.03	0.01	0.04	(0.04)	(0.38)	(0.42)
Class C Shares							
Year ended 6-30-2012	8.69	0.02[3]	0.17	0.19	(0.03)	(0.17)	(0.20)
Year ended 6-30-2011	7.23	0.03[3]	1.85	1.88	(0.03)	(0.39)	(0.42)
Year ended 6-30-2010	6.57	0.02[3]	0.66	0.68	(0.02)	—	(0.02)
Year ended 6-30-2009	7.96	0.05[3]	(1.29)	(1.24)	(0.06)	(0.09)	(0.15)
Year ended 6-30-2008	8.34	0.03	0.01	0.04	(0.04)	(0.38)	(0.42)
Class Y Shares							
Year ended 6-30-2012	8.70	0.13[3]	0.17	0.30	(0.13)	(0.17)	(0.30)
Year ended 6-30-2011	7.23	0.13[3]	1.86	1.99	(0.13)	(0.39)	(0.52)
Year ended 6-30-2010	6.57	0.11[3]	0.65	0.76	(0.10)	—	(0.10)
Year ended 6-30-2009	7.97	0.14[3]	(1.30)	(1.16)	(0.15)	(0.09)	(0.24)
Year ended 6-30-2008	8.34	0.13[3]	0.02	0.15	(0.14)	(0.38)	(0.52)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$8.70	3.42%	$636	1.20%	1.18%	1.22%	1.16%	37%
Year ended 6-30-2011	8.70	27.65	654	1.21	1.27	1.23	1.25	32
Year ended 6-30-2010	7.23	11.25	552	1.25	1.16	1.27	1.14	68
Year ended 6-30-2009	6.57	-14.84	547	1.28	1.63	1.28	1.63	31
Year ended 6-30-2008	7.97	1.19	434	1.21	1.33	—	—	11
Class B Shares								
Year ended 6-30-2012	8.67	2.21	6	2.32	0.06	2.34	0.04	37
Year ended 6-30-2011	8.68	26.25	9	2.27	0.21	2.29	0.19	32
Year ended 6-30-2010	7.22	10.07	9	2.36	0.06	2.38	0.04	68
Year ended 6-30-2009	6.57	-15.61	11	2.29	0.61	2.29	0.61	31
Year ended 6-30-2008	7.96	0.12	13	2.15	0.38	—	—	11
Class C Shares								
Year ended 6-30-2012	8.68	2.38	7	2.11	0.28	2.13	0.26	37
Year ended 6-30-2011	8.69	26.37	7	2.14	0.35	2.16	0.33	32
Year ended 6-30-2010	7.23	10.31	5	2.20	0.21	2.22	0.19	68
Year ended 6-30-2009	6.57	-15.55	6	2.23	0.68	2.23	0.68	31
Year ended 6-30-2008	7.96	0.14	5	2.13	0.41	—	—	11
Class Y Shares								
Year ended 6-30-2012	8.70	3.74	4	0.89	1.57	0.91	1.55	37
Year ended 6-30-2011	8.70	28.05	6	0.90	1.59	0.92	1.57	32
Year ended 6-30-2010	7.23	11.59	5	0.92	1.49	0.94	1.47	68
Year ended 6-30-2009	6.57	-14.55	4	0.95	1.98	0.95	1.98	31
Year ended 6-30-2008	7.97	1.45	1	0.94	1.60	—	—	11

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CORE INVESTMENT FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 6-30-2012	$6.49	$ 0.02[3]	$ 0.11	$ 0.13	$(0.02)	$(0.30)	$—	$(0.32)
Year ended 6-30-2011	4.70	0.02[3]	1.78	1.80	(0.01)	—	—	(0.01)
Year ended 6-30-2010	4.10	0.01[3]	0.61	0.62	(0.02)	—	—*	(0.02)
Year ended 6-30-2009	5.75	0.04[3]	(1.64)	(1.60)	(0.03)	(0.02)	—	(0.05)
Year ended 6-30-2008	6.64	0.02	(0.13)	(0.11)	(0.04)	(0.74)	—	(0.78)
Class B Shares								
Year ended 6-30-2012	5.92	(0.05)[3]	0.09	0.04	—	(0.30)	—	(0.30)
Year ended 6-30-2011	4.33	(0.04)[3]	1.63	1.59	—	—	—	—
Year ended 6-30-2010	3.80	(0.05)[3]	0.58	0.53	—	—	—	—
Year ended 6-30-2009	5.34	(0.01)[3]	(1.53)	(1.54)	—	—*	—	—*
Year ended 6-30-2008	6.20	(0.04)[3]	(0.12)	(0.16)	—	(0.70)	—	(0.70)
Class C Shares								
Year ended 6-30-2012	5.98	(0.04)[3]	0.10	0.06	—	(0.30)	—	(0.30)
Year ended 6-30-2011	4.37	(0.03)[3]	1.64	1.61	—	—	—	—
Year ended 6-30-2010	3.83	(0.04)[3]	0.58	0.54	—	—	—	—
Year ended 6-30-2009	5.36	(0.01)[3]	(1.52)	(1.53)	—	—*	—	—*
Year ended 6-30-2008	6.23	(0.04)[3]	(0.12)	(0.16)	—	(0.71)	—	(0.71)
Class Y Shares								
Year ended 6-30-2012	6.51	0.04[3]	0.10	0.14	(0.03)	(0.30)	—	(0.33)
Year ended 6-30-2011	4.71	0.04[3]	1.79	1.83	(0.03)	—	—	(0.03)
Year ended 6-30-2010	4.10	0.03[3]	0.61	0.64	(0.03)	—	—*	(0.03)
Year ended 6-30-2009	5.75	0.06[3]	(1.65)	(1.59)	(0.05)	(0.01)	—	(0.06)
Year ended 6-30-2008	6.64	0.05	(0.14)	(0.09)	(0.06)	(0.74)	—	(0.80)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$6.30	2.68%	$2,867	1.12%	0.32%	1.15%	0.29%	58%
Year ended 6-30-2011	6.49	38.39	3,021	1.12	0.35	1.14	0.33	79
Year ended 6-30-2010	4.70	15.04	2,343	1.16	0.18	1.18	0.16	102
Year ended 6-30-2009	4.10	-27.78	2,197	1.19	0.89	1.21	0.87	129
Year ended 6-30-2008	5.75	-2.61	3,544	1.07	0.34	1.08	0.33	73
Class B Shares								
Year ended 6-30-2012	5.66	1.26	17	2.38	-0.93	2.40	-0.95	58
Year ended 6-30-2011	5.92	36.72	23	2.31	-0.85	2.33	-0.87	79
Year ended 6-30-2010	4.33	13.95	24	2.37	-1.03	2.39	-1.05	102
Year ended 6-30-2009	3.80	-28.78	28	2.41	-0.35	2.43	-0.37	129
Year ended 6-30-2008	5.34	-3.58	59	2.12	-0.69	2.13	-0.70	73
Class C Shares								
Year ended 6-30-2012	5.74	1.60	14	2.11	-0.67	2.13	-0.69	58
Year ended 6-30-2011	5.98	36.84	16	2.12	-0.64	2.14	-0.66	79
Year ended 6-30-2010	4.37	14.10	12	2.18	-0.85	2.20	-0.87	102
Year ended 6-30-2009	3.83	-28.49	11	2.26	-0.18	2.28	-0.20	129
Year ended 6-30-2008	5.36	-3.66	19	2.06	-0.64	2.07	-0.65	73
Class Y Shares								
Year ended 6-30-2012	6.32	2.82	53	0.82	0.62	0.84	0.60	58
Year ended 6-30-2011	6.51	38.91	35	0.82	0.62	0.84	0.60	79
Year ended 6-30-2010	4.71	15.48	47	0.83	0.54	0.85	0.52	102
Year ended 6-30-2009	4.10	-27.53	32	0.83	1.27	0.85	1.25	129
Year ended 6-30-2008	5.75	-2.35	42	0.80	0.62	0.81	0.61	73

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

DIVIDEND OPPORTUNITIES FUND[1]

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2012	$15.44	$ 0.20[3]	$(0.65)	$(0.45)	$(0.14)	$ —	$(0.14)
Year ended 6-30-2011	11.54	0.13[3]	3.91	4.04	(0.14)	—	(0.14)
Year ended 6-30-2010	11.07	0.12[3]	0.47	0.59	(0.12)	—	(0.12)
Year ended 6-30-2009	16.09	0.14[3]	(5.02)	(4.88)	(0.14)	—	(0.14)
Year ended 6-30-2008	16.79	0.11	(0.46)	(0.35)	(0.11)	(0.24)	(0.35)
Class B Shares							
Year ended 6-30-2012	15.25	0.03[3]	(0.60)	(0.57)	(0.04)	—	(0.04)
Year ended 6-30-2011	11.43	(0.02)[3]	3.87	3.85	(0.03)	—	(0.03)
Year ended 6-30-2010	10.97	(0.01)[3]	0.47	0.46	—	—	—
Year ended 6-30-2009	15.95	0.01[3]	(4.97)	(4.96)	(0.02)	—	(0.02)
Year ended 6-30-2008	16.72	(0.04)	(0.46)	(0.50)	(0.03)	(0.24)	(0.27)
Class C Shares							
Year ended 6-30-2012	15.29	0.07[3]	(0.62)	(0.55)	(0.05)	—	(0.05)
Year ended 6-30-2011	11.46	0.00[3]	3.88	3.88	(0.05)	—	(0.05)
Year ended 6-30-2010	10.99	0.01[3]	0.47	0.48	(0.01)	—	(0.01)
Year ended 6-30-2009	15.97	0.03[3]	(4.98)	(4.95)	(0.03)	—	(0.03)
Year ended 6-30-2008	16.73	(0.03)	(0.46)	(0.49)	(0.03)	(0.24)	(0.27)
Class Y Shares							
Year ended 6-30-2012	15.45	0.26[3]	(0.68)	(0.42)	(0.18)	—	(0.18)
Year ended 6-30-2011	11.54	0.16[3]	3.95	4.11	(0.20)	—	(0.20)
Year ended 6-30-2010	11.08	0.17[3]	0.47	0.64	(0.18)	—	(0.18)
Year ended 6-30-2009	16.09	0.19[3]	(5.02)	(4.83)	(0.18)	—	(0.18)
Year ended 6-30-2008	16.79	0.18	(0.47)	(0.29)	(0.17)	(0.24)	(0.41)

(1) Dividend Opportunities Fund (formerly Dividend Income Fund) changed its name and investment objective effective June 2, 2008.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 6-30-2012	$14.85	-2.55%	$698	1.32%	1.43%	43%
Year ended 6-30-2011	15.44	35.15	749	1.30	0.91	40
Year ended 6-30-2010	11.54	5.28	553	1.33	0.96	50
Year ended 6-30-2009	11.07	-30.36	512	1.40	1.21	25
Year ended 6-30-2008	16.09	-2.22	667	1.25	0.67	29
Class B Shares						
Year ended 6-30-2012	14.64	-3.71	8	2.47	0.24	43
Year ended 6-30-2011	15.25	33.69	14	2.38	-0.16	40
Year ended 6-30-2010	11.43	4.19	13	2.40	-0.08	50
Year ended 6-30-2009	10.97	-31.06	17	2.42	0.12	25
Year ended 6-30-2008	15.95	-3.12	30	2.16	-0.21	29
Class C Shares						
Year ended 6-30-2012	14.69	-3.51	10	2.23	0.49	43
Year ended 6-30-2011	15.29	33.92	13	2.22	-0.01	40
Year ended 6-30-2010	11.46	4.36	11	2.24	0.06	50
Year ended 6-30-2009	10.99	-30.96	14	2.30	0.27	25
Year ended 6-30-2008	15.97	-3.03	22	2.10	-0.15	29
Class Y Shares						
Year ended 6-30-2012	14.85	-2.22	1	0.91	1.84	43
Year ended 6-30-2011	15.45	35.77	2	0.92	1.19	40
Year ended 6-30-2010	11.54	5.63	11	0.92	1.37	50
Year ended 6-30-2009	11.08	-30.00	10	0.96	1.66	25
Year ended 6-30-2008	16.09	-1.90	13	0.91	1.05	29

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2012	$14.38	$(0.08)[2]	$(3.09)	$(3.17)	$—	$ —	$ —
Year ended 6-30-2011	9.72	(0.09)[2]	4.75	4.66	—	—	—
Year ended 6-30-2010	8.99	(0.06)[2]	0.79	0.73	—	—	—
Year ended 6-30-2009	17.73	(0.06)[2]	(8.46)	(8.52)	—	(0.22)	(0.22)
Year ended 6-30-2008	12.45	(0.07)	5.35	5.28	—	—	—
Class B Shares							
Year ended 6-30-2012	13.59	(0.22)[2]	(2.90)	(3.12)	—	—	—
Year ended 6-30-2011	9.29	(0.22)[2]	4.52	4.30	—	—	—
Year ended 6-30-2010	8.68	(0.16)[2]	0.77	0.61	—	—	—
Year ended 6-30-2009	17.32	(0.17)[2]	(8.26)	(8.43)	—	(0.21)	(0.21)
Year ended 6-30-2008	12.28	(0.16)	5.20	5.04	—	—	—
Class C Shares							
Year ended 6-30-2012	13.81	(0.18)[2]	(2.95)	(3.13)	—	—	—
Year ended 6-30-2011	9.41	(0.18)[2]	4.58	4.40	—	—	—
Year ended 6-30-2010	8.77	(0.14)[2]	0.78	0.64	—	—	—
Year ended 6-30-2009	17.43	(0.14)[2]	(8.31)	(8.45)	—	(0.21)	(0.21)
Year ended 6-30-2008	12.34	(0.18)	5.27	5.09	—	—	—
Class Y Shares							
Year ended 6-30-2012	14.71	(0.01)[2]	(3.17)	(3.18)	—	—	—
Year ended 6-30-2011	9.89	(0.02)[2]	4.84	4.82	—	—	—
Year ended 6-30-2010	9.09	0.01[2]	0.79	0.80	—	—	—
Year ended 6-30-2009	17.93	0.01[2]	(8.57)	(8.56)	—	(0.28)	(0.28)
Year ended 6-30-2008	12.53	(0.04)	5.44	5.40	—	—	—

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 6-30-2012	$11.21	-22.05%	$185	1.68%	-0.67%	22%
Year ended 6-30-2011	14.38	47.94	258	1.63	-0.69	26
Year ended 6-30-2010	9.72	8.12	178	1.71	-0.53	25
Year ended 6-30-2009	8.99	-47.91	162	1.82	-0.58	10
Year ended 6-30-2008	17.73	42.41	291	1.54	-0.60	12
Class B Shares						
Year ended 6-30-2012	10.47	-22.96	3	2.89	-1.89	22
Year ended 6-30-2011	13.59	46.29	5	2.72	-1.78	26
Year ended 6-30-2010	9.29	7.03	5	2.79	-1.61	25
Year ended 6-30-2009	8.68	-48.50	5	2.95	-1.73	10
Year ended 6-30-2008	17.32	41.04	11	2.48	-1.53	12
Class C Shares						
Year ended 6-30-2012	10.68	-22.67	3	2.50	-1.50	22
Year ended 6-30-2011	13.81	46.76	6	2.43	-1.49	26
Year ended 6-30-2010	9.41	7.30	5	2.51	-1.34	25
Year ended 6-30-2009	8.77	-48.30	5	2.66	-1.44	10
Year ended 6-30-2008	17.43	41.25	10	2.32	-1.38	12
Class Y Shares						
Year ended 6-30-2012	11.53	-21.62	2	1.11	-0.12	22
Year ended 6-30-2011	14.71	48.74	3	1.10	-0.16	26
Year ended 6-30-2010	9.89	8.80	2	1.12	0.07	25
Year ended 6-30-2009	9.09	-47.53	2	1.15	0.07	10
Year ended 6-30-2008	17.93	43.10	2	1.12	-0.17	12

See Accompanying Notes to Financial Statements.

INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2012	$10.26	$ 0.08[3]	$(0.95)	$(0.87)	$(0.15)	$—	$(0.15)
Year ended 6-30-2011	7.54	0.14[3]	2.64	2.78	(0.06)	—	(0.06)
Year ended 6-30-2010	7.12	0.06[3]	0.45	0.51	(0.09)	—	(0.09)
Year ended 6-30-2009	10.16	0.08[3]	(3.04)	(2.96)	(0.08)	—	(0.08)
Year ended 6-30-2008	10.38	0.07	(0.24)	(0.17)	(0.05)	—	(0.05)
Class B Shares							
Year ended 6-30-2012	9.51	(0.06)[3]	(0.88)	(0.94)	(0.03)	—	(0.03)
Year ended 6-30-2011	7.03	0.00[3]	2.48	2.48	—	—	—
Year ended 6-30-2010	6.65	(0.04)[3]	0.43	0.39	(0.01)	—	(0.01)
Year ended 6-30-2009	9.50	(0.02)[3]	(2.83)	(2.85)	—	—	—
Year ended 6-30-2008	9.77	(0.20)	(0.07)	(0.27)	—	—	—
Class C Shares							
Year ended 6-30-2012	9.82	(0.02)[3]	(0.90)	(0.92)	(0.06)	—	(0.06)
Year ended 6-30-2011	7.24	0.03[3]	2.55	2.58	—	—	—
Year ended 6-30-2010	6.85	(0.03)[3]	0.44	0.41	(0.02)	—	(0.02)
Year ended 6-30-2009	9.75	0.00[3]	(2.90)	(2.90)	—	—	—
Year ended 6-30-2008	10.01	(0.09)	(0.17)	(0.26)	—	—	—
Class Y Shares							
Year ended 6-30-2012	10.29	0.13[3]	(0.97)	(0.84)	(0.19)	—	(0.19)
Year ended 6-30-2011	7.55	0.18[3]	2.66	2.84	(0.10)	—	(0.10)
Year ended 6-30-2010	7.13	0.11[3]	0.44	0.55	(0.13)	—	(0.13)
Year ended 6-30-2009	10.18	0.12[3]	(3.05)	(2.93)	(0.12)	—	(0.12)
Year ended 6-30-2008	10.40	0.12	(0.25)	(0.13)	(0.09)	—	(0.09)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$ 9.24	-8.39%	$424	1.50%	0.83%	1.53%	0.80%	30%
Year ended 6-30-2011	10.26	36.98	525	1.48	1.47	1.51	1.44	58
Year ended 6-30-2010	7.54	7.04	431	1.52	0.75	1.55	0.72	88
Year ended 6-30-2009	7.12	-29.01	448	1.59	1.13	1.62	1.10	85
Year ended 6-30-2008	10.16	-1.65	710	1.42	0.69	1.45	0.66	71
Class B Shares								
Year ended 6-30-2012	8.54	-9.83	2	2.96	-0.75	2.99	-0.78	30
Year ended 6-30-2011	9.51	35.28	4	2.82	0.02	2.85	-0.01	58
Year ended 6-30-2010	7.03	5.81	5	2.72	-0.56	2.75	-0.59	88
Year ended 6-30-2009	6.65	-30.00	8	2.89	-0.31	2.92	-0.34	85
Year ended 6-30-2008	9.50	-2.76	15	2.50	-0.49	2.53	-0.52	71
Class C Shares								
Year ended 6-30-2012	8.84	-9.38	2	2.55	-0.27	2.58	-0.30	30
Year ended 6-30-2011	9.82	35.64	3	2.53	0.37	2.56	0.34	58
Year ended 6-30-2010	7.24	5.97	3	2.49	-0.31	2.52	-0.34	88
Year ended 6-30-2009	6.85	-29.74	4	2.66	0.00	2.69	-0.03	85
Year ended 6-30-2008	9.75	-2.60	6	2.35	-0.31	2.38	-0.34	71
Class Y Shares								
Year ended 6-30-2012	9.26	-8.06	50	1.06	1.38	1.09	1.35	30
Year ended 6-30-2011	10.29	37.73	62	1.06	1.88	1.09	1.85	58
Year ended 6-30-2010	7.55	7.49	46	1.06	1.30	1.09	1.27	88
Year ended 6-30-2009	7.13	-28.62	23	1.07	1.74	1.10	1.71	85
Year ended 6-30-2008	10.18	-1.31	32	1.06	1.03	1.09	1.00	71

See Accompanying Notes to Financial Statements.

NEW CONCEPTS FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2012	$12.27	$(0.08)[3]	$(0.67)	$(0.75)	$—	$(1.99)	$(1.99)
Year ended 6-30-2011	8.81	(0.04)[3]	3.91	3.87	—	(0.41)	(0.41)
Year ended 6-30-2010	6.98	(0.03)[3]	1.86	1.83	—	—	—
Year ended 6-30-2009	10.31	(0.02)[3]	(1.99)	(2.01)	—	(1.32)	(1.32)
Year ended 6-30-2008	12.27	(0.07)	(1.05)	(1.12)	—	(0.84)	(0.84)
Class B Shares							
Year ended 6-30-2012	10.37	(0.16)[3]	(0.59)	(0.75)	—	(1.91)	(1.91)
Year ended 6-30-2011	7.48	(0.13)[3]	3.31	3.18	—	(0.29)	(0.29)
Year ended 6-30-2010	5.99	(0.11)[3]	1.60	1.49	—	—	—
Year ended 6-30-2009	9.21	(0.09)[3]	(1.82)	(1.91)	—	(1.31)	(1.31)
Year ended 6-30-2008	11.16	(0.17)[3]	(0.94)	(1.11)	—	(0.84)	(0.84)
Class C Shares							
Year ended 6-30-2012	10.55	(0.15)[3]	(0.59)	(0.74)	—	(1.92)	(1.92)
Year ended 6-30-2011	7.61	(0.12)[3]	3.36	3.24	—	(0.30)	(0.30)
Year ended 6-30-2010	6.08	(0.10)[3]	1.63	1.53	—	—	—
Year ended 6-30-2009	9.31	(0.08)[3]	(1.84)	(1.92)	—	(1.31)	(1.31)
Year ended 6-30-2008	11.26	(0.23)	(0.88)	(1.11)	—	(0.84)	(0.84)
Class Y Shares							
Year ended 6-30-2012	13.01	(0.05)[3]	(0.70)	(0.75)	—	(2.03)	(2.03)
Year ended 6-30-2011	9.33	0.00[3]	4.15	4.15	—	(0.47)	(0.47)
Year ended 6-30-2010	7.36	0.01[3]	1.96	1.97	—	—	—
Year ended 6-30-2009	10.78	0.02[3]	(2.08)	(2.06)	—	(1.36)	(1.36)
Year ended 6-30-2008	12.74	0.02	(1.14)	(1.12)	—	(0.84)	(0.84)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$ 9.53	-5.52%	$1,308	1.43%	-0.76%	1.45%	-0.78%	48%
Year ended 6-30-2011	12.27	44.44	1,458	1.41	-0.32	1.43	-0.34	55
Year ended 6-30-2010	8.81	26.22	1,040	1.48	-0.33	1.50	-0.35	55
Year ended 6-30-2009	6.98	-16.42	832	1.59	-0.23	1.61	-0.25	35
Year ended 6-30-2008	10.31	-9.96	1,149	1.43	-0.57	1.44	-0.58	43
Class B Shares								
Year ended 6-30-2012	7.71	-6.64	13	2.58	-1.91	2.60	-1.93	48
Year ended 6-30-2011	10.37	42.91	21	2.49	-1.39	2.51	-1.41	55
Year ended 6-30-2010	7.48	24.88	19	2.58	-1.43	2.60	-1.45	55
Year ended 6-30-2009	5.99	-17.48	20	2.78	-1.42	2.80	-1.44	35
Year ended 6-30-2008	9.21	-10.90	36	2.46	-1.61	2.47	-1.62	43
Class C Shares								
Year ended 6-30-2012	7.89	-6.44	11	2.38	-1.71	2.40	-1.73	48
Year ended 6-30-2011	10.55	43.01	13	2.35	-1.27	2.37	-1.29	55
Year ended 6-30-2010	7.61	25.17	9	2.44	-1.29	2.46	-1.31	55
Year ended 6-30-2009	6.08	-17.35	8	2.63	-1.27	2.65	-1.29	35
Year ended 6-30-2008	9.31	-10.79	14	2.35	-1.50	2.36	-1.51	43
Class Y Shares								
Year ended 6-30-2012	10.23	-5.11	56	1.03	-0.45	1.05	-0.47	48
Year ended 6-30-2011	13.01	45.03	59	1.02	0.03	1.04	0.01	55
Year ended 6-30-2010	9.33	26.77	12	1.04	0.10	1.06	0.08	55
Year ended 6-30-2009	7.36	-15.93	11	1.05	0.31	1.07	0.29	35
Year ended 6-30-2008	10.78	-9.65	22	1.04	-0.18	1.05	-0.19	43

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2012	$11.06	$(0.10)[3]	$ 0.32	$ 0.22	$—	$(0.83)	$(0.83)
Year ended 6-30-2011	8.56	(0.09)[3]	2.80	2.71	—	(0.21)	(0.21)
Year ended 6-30-2010	7.76	(0.05)[3]	0.89	0.84	—	(0.04)	(0.04)
Year ended 6-30-2009	10.44	(0.02)[3]	(1.86)	(1.88)	—	(0.80)	(0.80)
Year ended 6-30-2008	12.53	(0.05)	0.41	0.36	—	(2.45)	(2.45)
Class B Shares							
Year ended 6-30-2012	9.03	(0.18)[3]	0.25	0.07	—	(0.74)	(0.74)
Year ended 6-30-2011	7.10	(0.17)[3]	2.31	2.14	—	(0.21)	(0.21)
Year ended 6-30-2010	6.51	(0.13)[3]	0.76	0.63	—	(0.04)	(0.04)
Year ended 6-30-2009	8.97	(0.10)[3]	(1.62)	(1.72)	—	(0.74)	(0.74)
Year ended 6-30-2008	11.05	(0.17)	0.40	0.23	—	(2.31)	(2.31)
Class C Shares							
Year ended 6-30-2012	9.10	(0.16)[3]	0.24	0.08	—	(0.75)	(0.75)
Year ended 6-30-2011	7.14	(0.16)[3]	2.33	2.17	—	(0.21)	(0.21)
Year ended 6-30-2010	6.54	(0.12)[3]	0.76	0.64	—	(0.04)	(0.04)
Year ended 6-30-2009	9.01	(0.09)[3]	(1.64)	(1.73)	—	(0.74)	(0.74)
Year ended 6-30-2008	11.09	(0.14)[3]	0.38	0.24	—	(2.32)	(2.32)
Class Y Shares							
Year ended 6-30-2012	11.92	(0.07)[3]	0.35	0.28	—	(0.87)	(0.87)
Year ended 6-30-2011	9.18	(0.06)[3]	3.01	2.95	—	(0.21)	(0.21)
Year ended 6-30-2010	8.29	(0.02)[3]	0.95	0.93	—	(0.04)	(0.04)
Year ended 6-30-2009	11.06	0.01[3]	(1.96)	(1.95)	—	(0.82)	(0.82)
Year ended 6-30-2008	13.13	(0.01)[3]	0.43	0.42	—	(2.49)	(2.49)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$10.45	3.40%	$2,169	1.37%	-0.99%	1.38%	-1.00%	42%
Year ended 6-30-2011	11.06	31.80	2,317	1.35	-0.86	1.36	-0.87	44
Year ended 6-30-2010	8.56	10.79	1,893	1.39	-0.57	1.40	-0.58	46
Year ended 6-30-2009	7.76	-16.07	1,802	1.42	-0.23	1.43	-0.24	51
Year ended 6-30-2008	10.44	1.84	2,386	1.32	-0.38	1.33	-0.39	70
Class B Shares								
Year ended 6-30-2012	8.36	2.19	23	2.56	-2.17	2.57	-2.18	42
Year ended 6-30-2011	9.03	30.30	32	2.47	-1.97	2.48	-1.98	44
Year ended 6-30-2010	7.10	9.64	34	2.52	-1.69	2.53	-1.70	46
Year ended 6-30-2009	6.51	-17.08	40	2.62	-1.44	2.63	-1.45	51
Year ended 6-30-2008	8.97	0.81	63	2.38	-1.45	2.39	-1.46	70
Class C Shares								
Year ended 6-30-2012	8.43	2.31	13	2.38	-1.99	2.39	-2.00	42
Year ended 6-30-2011	9.10	30.55	15	2.35	-1.85	2.36	-1.86	44
Year ended 6-30-2010	7.14	9.74	13	2.40	-1.58	2.41	-1.59	46
Year ended 6-30-2009	6.54	-17.08	12	2.55	-1.36	2.56	-1.37	51
Year ended 6-30-2008	9.01	0.88	15	2.34	-1.40	2.35	-1.41	70
Class Y Shares								
Year ended 6-30-2012	11.33	3.71	78	1.03	-0.64	1.04	-0.65	42
Year ended 6-30-2011	11.92	32.28	81	1.02	-0.53	1.03	-0.54	44
Year ended 6-30-2010	9.18	11.19	63	1.04	-0.22	1.05	-0.23	46
Year ended 6-30-2009	8.29	-15.72	60	1.03	0.17	1.04	0.16	51
Year ended 6-30-2008	11.06	2.21	73	1.01	-0.06	1.02	-0.07	70

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 6-30-2012	$17.19	$(0.18)[3]	$(0.88)	$(1.06)	$—	$(1.43)	$ —	$(1.43)
Year ended 6-30-2011	11.87	(0.16)[3]	5.48	5.32	—	—	—	—
Year ended 6-30-2010	9.26	(0.14)[3]	2.75	2.61	—	—	—	—
Year ended 6-30-2009	11.43	(0.12)[3]	(2.01)	(2.13)	—	—	(0.04)	(0.04)
Year ended 6-30-2008	15.02	(0.14)	(1.52)	(1.66)	—	(1.90)	(0.03)	(1.93)
Class B Shares								
Year ended 6-30-2012	15.08	(0.30)[3]	(0.81)	(1.11)	—	(1.43)	—	(1.43)
Year ended 6-30-2011	10.53	(0.27)[3]	4.82	4.55	—	—	—	—
Year ended 6-30-2010	8.29	(0.23)[3]	2.47	2.24	—	—	—	—
Year ended 6-30-2009	10.29	(0.20)[3]	(1.80)	(2.00)	—	—	—	—
Year ended 6-30-2008	13.78	(0.43)	(1.18)	(1.61)	—	(1.88)	—	(1.88)
Class C Shares								
Year ended 6-30-2012	15.49	(0.27)[3]	(0.82)	(1.09)	—	(1.43)	—	(1.43)
Year ended 6-30-2011	10.79	(0.25)[3]	4.95	4.70	—	—	—	—
Year ended 6-30-2010	8.48	(0.21)[3]	2.52	2.31	—	—	—	—
Year ended 6-30-2009	10.50	(0.18)[3]	(1.84)	(2.02)	—	—	—	—
Year ended 6-30-2008	14.01	(0.34)	(1.29)	(1.63)	—	(1.88)	—	(1.88)
Class Y Shares								
Year ended 6-30-2012	18.28	(0.12)[3]	(0.92)	(1.04)	—	(1.43)	—	(1.43)
Year ended 6-30-2011	12.56	(0.08)[3]	5.80	5.72	—	—	—	—
Year ended 6-30-2010	9.74	(0.08)[3]	2.90	2.82	—	—	—	—
Year ended 6-30-2009	11.93	(0.06)[3]	(2.09)	(2.15)	—	—	(0.04)	(0.04)
Year ended 6-30-2008	15.59	(0.10)	(1.56)	(1.66)	—	(1.93)	(0.07)	(2.00)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$14.70	-5.14%	$655	1.54%	-1.27%	1.56%	-1.29%	51%
Year ended 6-30-2011	17.19	44.82	734	1.52	-1.06	1.54	-1.08	65
Year ended 6-30-2010	11.87	28.19	510	1.62	-1.23	1.64	-1.25	58
Year ended 6-30-2009	9.26	-18.53	373	1.79	-1.41	1.81	-1.43	87
Year ended 6-30-2008	11.43	-12.57	498	1.55	-1.04	1.57	-1.06	85
Class B Shares								
Year ended 6-30-2012	12.54	-6.26	12	2.70	-2.42	2.72	-2.44	51
Year ended 6-30-2011	15.08	43.21	21	2.58	-2.10	2.60	-2.12	65
Year ended 6-30-2010	10.53	27.02	21	2.68	-2.28	2.70	-2.30	58
Year ended 6-30-2009	8.29	-19.44	23	2.85	-2.47	2.87	-2.49	87
Year ended 6-30-2008	10.29	-13.39	40	2.48	-1.95	2.50	-1.97	85
Class C Shares								
Year ended 6-30-2012	12.97	-5.95	10	2.37	-2.09	2.39	-2.11	51
Year ended 6-30-2011	15.49	43.56	13	2.33	-1.87	2.35	-1.89	65
Year ended 6-30-2010	10.79	27.24	11	2.45	-2.05	2.47	-2.07	58
Year ended 6-30-2009	8.48	-19.24	9	2.65	-2.27	2.67	-2.29	87
Year ended 6-30-2008	10.50	-13.30	13	2.37	-1.85	2.39	-1.87	85
Class Y Shares								
Year ended 6-30-2012	15.81	-4.70	26	1.05	-0.77	1.07	-0.79	51
Year ended 6-30-2011	18.28	45.54	28	1.04	-0.53	1.06	-0.55	65
Year ended 6-30-2010	12.56	28.95	195	1.05	-0.66	1.07	-0.68	58
Year ended 6-30-2009	9.74	-17.92	145	1.06	-0.68	1.08	-0.70	87
Year ended 6-30-2008	11.93	-12.14	198	1.04	-0.53	1.06	-0.55	85

See Accompanying Notes to Financial Statements.

TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 6-30-2012	$13.10	$(0.01)[3]	$ 0.05	$ 0.04	$ —	$—	$ —	$ —
Year ended 6-30-2011	9.85	0.01[3]	3.26	3.27	(0.02)	—	—	(0.02)
Year ended 6-30-2010	9.32	0.00[3]	0.54	0.54	—*	—	(0.01)	(0.01)
Year ended 6-30-2009	11.65	0.00[3]	(2.33)	(2.33)	—	—	—	—
Year ended 6-30-2008	10.99	(0.02)	0.68	0.66	—	—	—	—
Class B Shares								
Year ended 6-30-2012	11.90	(0.12)[3]	0.04	(0.08)	—	—	—	—
Year ended 6-30-2011	9.01	(0.09)[3]	2.98	2.89	—	—	—	—
Year ended 6-30-2010	8.61	(0.08)[3]	0.48	0.40	—	—	—	—
Year ended 6-30-2009	10.86	(0.09)[3]	(2.16)	(2.25)	—	—	—	—
Year ended 6-30-2008	10.34	(0.11)[3]	0.63	0.52	—	—	—	—
Class C Shares								
Year ended 6-30-2012	11.87	(0.11)[3]	0.04	(0.07)	—	—	—	—
Year ended 6-30-2011	8.99	(0.09)[3]	2.97	2.88	—	—	—	—
Year ended 6-30-2010	8.58	(0.08)[3]	0.49	0.41	—	—	—	—
Year ended 6-30-2009	10.83	(0.08)[3]	(2.17)	(2.25)	—	—	—	—
Year ended 6-30-2008	10.30	(0.11)[3]	0.64	0.53	—	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$13.14	0.31%	$203	1.14%	-0.06%	1.15%	-0.07%	37%
Year ended 6-30-2011	13.10	33.22	195	1.14	0.08	1.15	0.07	43
Year ended 6-30-2010	9.85	5.78	133	1.18	0.06	1.19	0.05	33
Year ended 6-30-2009	9.32	-20.00	111	1.32	0.00	1.33	-0.01	44
Year ended 6-30-2008	11.65	6.01	106	1.24	-0.09	—	—	27
Class B Shares								
Year ended 6-30-2012	11.82	-0.67	1	2.14	-1.06	—	—	37
Year ended 6-30-2011	11.90	32.08	1	2.07	-0.83	—	—	43
Year ended 6-30-2010	9.01	4.65	2	2.11	-0.87	—	—	33
Year ended 6-30-2009	8.61	-20.72	2	2.31	-1.02	—	—	44
Year ended 6-30-2008	10.86	5.03	3	2.13	-1.01	—	—	27
Class C Shares								
Year ended 6-30-2012	11.80	-0.59	3	2.06	-0.98	—	—	37
Year ended 6-30-2011	11.87	32.04	4	2.05	-0.82	—	—	43
Year ended 6-30-2010	8.99	4.78	3	2.08	-0.83	—	—	33
Year ended 6-30-2009	8.58	-20.78	3	2.25	-0.95	—	—	44
Year ended 6-30-2008	10.83	5.15	4	2.14	-1.00	—	—	27

See Accompanying Notes to Financial Statements.

VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 6-30-2012	$12.55	$ 0.11[3]	$(0.64)	$(0.53)	$(0.11)	$ —	$ —	$(0.11)
Year ended 6-30-2011	9.82	0.02[3]	2.71	2.73	—	—	—	—
Year ended 6-30-2010	8.27	0.04[3]	1.59	1.63	(0.07)	—	(0.01)	(0.08)
Year ended 6-30-2009	11.09	0.12[3]	(2.82)	(2.70)	(0.12)	—	—	(0.12)
Year ended 6-30-2008	14.64	0.12	(2.51)	(2.39)	(0.13)	(1.03)	—	(1.16)
Class B Shares								
Year ended 6-30-2012	12.01	(0.02)[3]	(0.62)	(0.64)	(0.02)	—	—	(0.02)
Year ended 6-30-2011	9.49	(0.11)[3]	2.63	2.52	—	—	—	—
Year ended 6-30-2010	8.02	(0.07)[3]	1.54	1.47	—*	—	—*	—*
Year ended 6-30-2009	10.74	0.03[3]	(2.72)	(2.69)	(0.03)	—	—	(0.03)
Year ended 6-30-2008	14.21	(0.04)	(2.39)	(2.43)	(0.01)	(1.03)	—	(1.04)
Class C Shares								
Year ended 6-30-2012	12.13	0.01[3]	(0.63)	(0.62)	(0.03)	—	—	(0.03)
Year ended 6-30-2011	9.57	(0.09)[3]	2.65	2.56	—	—	—	—
Year ended 6-30-2010	8.08	(0.05)[3]	1.55	1.50	(0.01)	—	—*	(0.01)
Year ended 6-30-2009	10.81	0.04[3]	(2.74)	(2.70)	(0.03)	—	—	(0.03)
Year ended 6-30-2008	14.30	(0.04)	(2.41)	(2.45)	(0.01)	(1.03)	—	(1.04)
Class Y Shares								
Year ended 6-30-2012	12.64	0.17[3]	(0.66)	(0.49)	(0.19)	—	—	(0.19)
Year ended 6-30-2011	9.83	0.04[3]	2.77	2.81	—	—	—	—
Year ended 6-30-2010	8.28	0.09[3]	1.59	1.68	(0.12)	—	(0.01)	(0.13)
Year ended 6-30-2009	11.11	0.16[3]	(2.81)	(2.65)	(0.18)	—	—	(0.18)
Year ended 6-30-2008	14.67	0.18	(2.52)	(2.34)	(0.19)	(1.03)	—	(1.22)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$11.91	-4.12%	$473	1.39%	0.98%	1.40%	0.97%	70%
Year ended 6-30-2011	12.55	27.80	474	1.37	0.16	1.38	0.15	48
Year ended 6-30-2010	9.82	19.70	324	1.43	0.36	1.44	0.35	58
Year ended 6-30-2009	8.27	-24.23	248	1.52	1.41	1.53	1.40	72
Year ended 6-30-2008	11.09	-17.35	364	1.33	0.83	1.34	0.82	52
Class B Shares								
Year ended 6-30-2012	11.35	-5.34	6	2.60	-0.23	2.61	-0.24	70
Year ended 6-30-2011	12.01	26.55	11	2.48	-0.98	2.49	-0.99	48
Year ended 6-30-2010	9.49	18.38	13	2.50	-0.68	2.51	-0.69	58
Year ended 6-30-2009	8.02	-25.03	16	2.55	0.37	2.56	0.36	72
Year ended 6-30-2008	10.74	-18.10	32	2.24	-0.09	2.25	-0.10	52
Class C Shares								
Year ended 6-30-2012	11.48	-5.09	6	2.32	0.06	2.33	0.05	70
Year ended 6-30-2011	12.13	26.75	9	2.29	-0.78	2.30	-0.79	48
Year ended 6-30-2010	9.57	18.55	9	2.35	-0.55	2.36	-0.56	58
Year ended 6-30-2009	8.08	-24.94	7	2.48	0.44	2.49	0.43	72
Year ended 6-30-2008	10.81	-18.11	13	2.22	-0.07	2.23	-0.08	52
Class Y Shares								
Year ended 6-30-2012	11.96	-3.75	3	0.93	1.44	0.94	1.43	70
Year ended 6-30-2011	12.64	28.59	3	0.92	0.34	0.93	0.33	48
Year ended 6-30-2010	9.83	20.28	26	0.93	0.87	0.94	0.86	58
Year ended 6-30-2009	8.28	-23.78	23	0.94	2.03	0.95	2.02	72
Year ended 6-30-2008	11.11	-17.04	25	0.92	1.23	0.93	1.22	52

See Accompanying Notes to Financial Statements.

VANGUARD FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 6-30-2012	$8.57	$(0.01)[3]	$ 0.22	$ 0.21	$ —	$ —	$ —	$ —
Year ended 6-30-2011	6.49	(0.01)[3]	2.10	2.09	(0.01)	—	—	(0.01)
Year ended 6-30-2010	6.03	0.00[3]	0.48	0.48	(0.01)	—	(0.01)	(0.02)
Year ended 6-30-2009	9.07	0.02[3]	(2.51)	(2.49)	—*	(0.55)	—	(0.55)
Year ended 6-30-2008	9.58	(0.02)	0.51	0.49	—	(1.00)	—	(1.00)
Class B Shares								
Year ended 6-30-2012	7.28	(0.10)[3]	0.19	0.09	—	—	—	—
Year ended 6-30-2011	5.58	(0.08)[3]	1.78	1.70	—	—	—	—
Year ended 6-30-2010	5.23	(0.07)[3]	0.42	0.35	—	—	—	—
Year ended 6-30-2009	8.04	(0.05)[3]	(2.23)	(2.28)	—	(0.53)	—	(0.53)
Year ended 6-30-2008	8.63	(0.21)	0.58	0.37	—	(0.96)	—	(0.96)
Class C Shares								
Year ended 6-30-2012	7.35	(0.09)[3]	0.19	0.10	—	—	—	—
Year ended 6-30-2011	5.63	(0.08)[3]	1.80	1.72	—	—	—	—
Year ended 6-30-2010	5.27	(0.06)[3]	0.42	0.36	—	—	—	—
Year ended 6-30-2009	8.08	(0.05)[3]	(2.23)	(2.28)	—	(0.53)	—	(0.53)
Year ended 6-30-2008	8.67	(0.17)	0.54	0.37	—	(0.96)	—	(0.96)
Class Y Shares								
Year ended 6-30-2012	8.88	0.02[3]	0.23	0.25	—	—	—	—
Year ended 6-30-2011	6.71	0.02[3]	2.17	2.19	(0.02)	—	—	(0.02)
Year ended 6-30-2010	6.23	0.02[3]	0.51	0.53	(0.04)	—	(0.01)	(0.05)
Year ended 6-30-2009	9.36	0.06[3]	(2.61)	(2.55)	(0.04)	(0.54)	—	(0.58)
Year ended 6-30-2008	9.86	0.02	0.52	0.54	—	(1.04)	—	(1.04)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2012	$8.78	2.45%	$1,260	1.22%	-0.13%	1.24%	-0.15%	46%
Year ended 6-30-2011	8.57	32.12	1,289	1.23	-0.09	1.25	-0.11	87
Year ended 6-30-2010	6.49	8.00	1,015	1.26	0.07	1.29	0.04	68
Year ended 6-30-2009	6.03	-26.72	997	1.29	0.34	1.32	0.31	69
Year ended 6-30-2008	9.07	3.78	1,530	1.16	-0.22	1.18	-0.24	65
Class B Shares								
Year ended 6-30-2012	7.37	1.24	9	2.50	-1.40	2.52	-1.42	46
Year ended 6-30-2011	7.28	30.47	14	2.43	-1.27	2.45	-1.29	87
Year ended 6-30-2010	5.58	6.69	15	2.46	-1.12	2.49	-1.15	68
Year ended 6-30-2009	5.23	-27.65	19	2.50	-0.88	2.53	-0.91	69
Year ended 6-30-2008	8.04	2.74	39	2.21	-1.28	2.23	-1.30	65
Class C Shares								
Year ended 6-30-2012	7.45	1.36	6	2.31	-1.22	2.33	-1.24	46
Year ended 6-30-2011	7.35	30.55	7	2.32	-1.17	2.34	-1.19	87
Year ended 6-30-2010	5.63	6.83	7	2.37	-1.03	2.40	-1.06	68
Year ended 6-30-2009	5.27	-27.52	8	2.42	-0.80	2.45	-0.83	69
Year ended 6-30-2008	8.08	2.73	14	2.16	-1.23	2.18	-1.25	65
Class Y Shares								
Year ended 6-30-2012	9.13	2.82	83	0.86	0.20	0.88	0.18	46
Year ended 6-30-2011	8.88	32.59	98	0.86	0.25	0.88	0.23	87
Year ended 6-30-2010	6.71	8.48	49	0.87	0.49	0.90	0.46	68
Year ended 6-30-2009	6.23	-26.47	50	0.88	0.77	0.91	0.74	69
Year ended 6-30-2008	9.36	4.08	49	0.85	0.09	0.87	0.07	65

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors International Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund (each, a Fund) are 13 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company (WRIMCO or the Manager).

Each Fund (except Tax-Managed Equity Fund, which does not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended June 30, 2012, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2007.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash." Securities collateral and cash pledged for the same purpose, if any, is noted in the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded in the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to prospectus for all risks associated with owning shares in the Funds.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities. Payment in-kind securities (PIKs) give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous.

The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. See Note 10 in the Notes to the Financial Statements for more information regarding commitments.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

New Accounting Pronouncements. In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to enhance disclosures requiring improved information about financial instruments and derivative instruments that are subject to offsetting ("netting") on the Statements of Assets and Liabilities. This information will enable users of the entity's financial statements to evaluate the effect or potential effect of netting arrangements on the entity's financial position. The ASU is effective prospectively during interim or annual periods beginning on or after January 1, 2013. At this time, management is evaluating the implications of these changes on the financial statements.

Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the net asset value of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter (OTC) equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Precious metals are valued at the last traded spot price prior to the close of the NYSE.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. OTC options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. WRIMCO, pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair market value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, otherwise they would be categorized as Level 3.

Bank Loans. The fair value of bank loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Bank loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued by the Funds using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Securities are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of the certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security.

There were no transfers between Levels 1, 2, or 3 during the year ended June 30, 2012.

Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction and are categorized as Level 3 of the fair value hierarchy.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE Close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trades do not open for trading for the entire day and no other market prices are available. The Board has delegated to the investment manager, WRIMCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available, and has delegated the responsibility for applying the valuation methods to WRIMCO. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee of the Board, generally based upon recommendations provided by WRIMCO. When a Fund uses these fair valuation methods applied by WRIMCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. While the Trust's policy is intended to result in a calculation of a Fund's NAV that fairly reflects security values as of the time of pricing, the Trust cannot guarantee that values determined by the Board or persons acting at their direction would accurately reflect the price that a Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by a Fund may differ from the value that would be realized if the securities were sold.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The end of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of June 30, 2012, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure. Please see the prospectus for a full discussion of risks of investing in derivative instruments.

Forward Foreign Currency Contracts. Each Fund may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Each Fund may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral. A Fund may mitigate credit risk through Credit Support Annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2012:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Accumulative Fund	Equity			Written options at market value	$ 204
Asset Strategy Fund	Equity	Investments in unaffiliated securities at market value*	$9,355	Written options at market value	3,297
	Foreign currency			Unrealized depreciation on forward foreign currency contracts	2,162
International Growth Fund	Equity	Unrealized appreciation on forward foreign currency contracts	2,219	Unrealized depreciation on forward foreign currency contracts	372
	Equity	Unrealized appreciation on swap agreements	701		
New Concepts Fund	Equity			Written options at market value	1,843
Science and Technology Fund	Equity	Investments in unaffiliated securities at market value*	745	Written options at market value	1,365
Value Fund	Equity			Written options at market value	982

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized in the Statement of Operations for the year ended June 30, 2012:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ (937)	$ —	$ —	$ (166)	$ —	$ (1,103)
Asset Strategy Fund	Equity	(96,553)	—	(30,035)	36,448	—	(90,140)
	Foreign currency	(1,286)	—	—	8,188	(2,971)	(3,931)
International Growth Fund	Equity	—	(1,390)	—	—	—	(1,390)
	Foreign currency	—	—	—	—	4,233	4,233
New Concepts Fund	Equity	(458)	—	—	(700)	—	(1,158)
Science and Technology Fund	Equity	(65)	—	—	2,804	—	2,739
Small Cap Fund	Equity	(12)	(700)	(6,296)	300	—	(6,708)
Value Fund	Equity	—	—	—	1,428	—	1,428

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized in the Statement of Operations for the year ended June 30, 2012:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ —	$ —	$—	$ (47)	$ —	$ (47)
Asset Strategy Fund	Equity	(18,619)	—	—	7,464	—	(11,155)
	Foreign currency	(9)	—	—	6	4,249	4,246
International Growth Fund	Equity	—	1,190	—	—	—	1,190
	Foreign currency	—	—	—	—	1,847	1,847
New Concepts Fund	Equity	—	—	—	63	—	63
Science and Technology Fund	Equity	(189)	—	—	(50)	—	(239)
Small Cap Fund	Equity	—	(585)	—	—	—	(585)
Value Fund	Equity	—	—	—	(351)	—	(351)

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

During the year ended June 30, 2012, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Accumulative Fund	$ —	$ —	$ —	$ —	—	$ 175	$ 763
Asset Strategy Fund	325,632	323,097	—	31,023	—	19,709	6,559
International Growth Fund	—	59,058	60,757	—	801	—	—
New Concepts Fund	—	—	—	—	—	293	1,516
Science and Technology Fund	—	—	—	—	—	233	439
Small Cap Fund	—	—	—	7,489	115	10	5
Value Fund	—	—	—	—	—	—	573

(1) Average market value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Accumulative Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and generating additional income from written option premiums. To achieve these objectives, the Fund utilized options, both written and purchased, on individual equity securities and domestic equity indices.

Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures, total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

International Growth Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts and purchased option contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Fund utilized total return swaps.

New Concepts Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund and on domestic equity indices.

Small Cap Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps and futures on domestic equity indices.

Value Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, generating additional income from written option premiums, and gaining exposure to, or facilitate trading in, certain securities. To achieve the objective of hedging market risk, the Fund utilized futures on domestic equity indices. To achieve the objective of generating additional income and gaining exposure to certain securities, the Fund utilized options, both written and purchased, on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts rounded to thousands)

Transactions in written options were as follows:

Fund	Outstanding at 6-30-11	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-12
Accumulative Fund						
Number of Contracts	5,398	21,512	(16,195)	(430)	(8,535)	1,750
Premium Received	$ 477	$ 6,434	$ (5,566)	$ (62)	$ (906)	$ 377
Asset Strategy Fund						
Number of Contracts	—	124,297	(39,268)	(7,805)	(52,961)	24,263
Premium Received	$ —	$ 72,774	$(25,874)	$(2,438)	$(33,695)	$10,767
New Concepts Fund						
Number of Contracts	4,440	51,288	(29,929)	(562)	(20,468)	4,769

Fund	Outstanding at 6-30-11	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-12
Premium Received	$ 647	$16,130	$(10,282)	$ (313)	$ (3,945)	$2,237
Science and Technology Fund						
Number of Contracts	—	36,957	(16,381)	(14,518)	(2,568)	3,490
Premium Received	$ —	$ 6,175	$ (3,573)	$ (327)	$ (960)	$1,315
Small Cap Fund						
Number of Contracts	—	7,262	(7,262)	—	—	—
Premium Received	$ —	$ 500	$ (500)	$ —	$ —	$ —
Value Fund						
Number of Contracts	14,120	52,544	(11,840)	(9,712)	(36,538)	8,574
Premium Received	$ 782	$ 3,036	$ (697)	$ (585)	$ (1,809)	$ 727

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.700	0.650	0.600	0.550	0.550	0.550
Continental Income Fund	0.700	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.700	0.650	0.600	0.550	0.525	0.500
Dividend Opportunities Fund	0.700	0.650	0.600	0.550	0.550	0.550
Energy Fund	0.850	0.830	0.800	0.760	0.760	0.760
International Growth Fund	0.850	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.850	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.850	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.850	0.830	0.800	0.760	0.760	0.760
Tax-Managed Equity Fund	0.650	0.600	0.550	0.500	0.500	0.500
Value Fund	0.700	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.700	0.650	0.600	0.550	0.550	0.550

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 13), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.660%	0.640%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.690	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.650	0.640	0.600	0.550	0.525	0.500
International Growth Fund	0.820	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.830	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.830	0.830	0.800	0.760	0.760	0.760
Value Fund	0.690	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.670	0.650	0.600	0.550	0.550	0.550

Effective June 29, 2009 through September 30, 2016, the fee is payable at the following annual rates for Continental Income Fund:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Continental Income Fund	0.680%	0.650%	0.600%	0.550%	0.550%	0.550%

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Waivers of Expenses for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.5792; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the year ended June 30, 2012, W&R received the following amounts in sales commissions and CDSCs ($ amounts rounded to thousands):

	Gross Sales Commissions	CDSC			Commissions Paid[1]
		Class A	Class B	Class C	
Accumulative Fund	$ 431	$ —*	$ 10	$ —*	$ 251
Asset Strategy Fund	4,260	8	60	7	2,538
Continental Income Fund	696	1	5	—*	419
Core Investment Fund	1,961	2	18	2	1,149
Dividend Opportunities Fund	448	3	7	1	275
Energy Fund	272	—*	5	1	165
International Growth Fund	206	—*	2	—*	119
New Concepts Fund	1,138	2	8	2	685
Science and Technology Fund	1,627	1	18	1	964
Small Cap Fund	609	1	9	1	367
Tax-Managed Equity Fund	120	1	1	—*	82
Value Fund	276	1	5	1	170
Vanguard Fund	698	1	7	1	410

* Not shown due to rounding.
[1] W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Waivers of Expenses ($ amounts rounded to thousands). During the year ended June 30, 2012, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Accumulative Fund	$ 416
Asset Strategy Fund	100
Continental Income Fund	128
Core Investment Fund	601
International Growth Fund	150
New Concepts Fund	201
Science and Technology Fund	200
Small Cap Fund	137
Value Fund	47
Vanguard Fund	301

For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. During the year ended June 30, 2012, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Accumulative Fund	$ 180
Core Investment Fund	28
Tax-Managed Equity Fund	27

Any amounts due to the funds as a reimbursement but not paid as of June 30, 2012 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts rounded to thousands)

A summary of the transactions in affiliated companies during the year ended June 30, 2012 follows:

	6-30-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-12 Share Balance	6-30-12 Market Value
Asset Strategy Fund							
Vietnam Azalea Fund Limited[1][2]	1,100	$ —	$7,268	$(4,711)	$ —	N/A	N/A

	6-30-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-12 Share Balance	6-30-12 Market Value
Science and Technology Fund							
ACI Worldwide, Inc.[1]	3,855	$ —	$ 33,238	$ 2,718	$ —	2,927	$129,393
Acxiom Corporation[1]	3,147	12,843	—	—	—	4,304	65,035
Aspen Technology, Inc.[1]	9,185	—	12,786	6,769	—	8,272	191,505
ESCO Technologies Inc.	1,873	—	—	—	599	1,873	68,249
Euronet Worldwide, Inc.[1]	2,678	—	—	—	—	2,678	45,840
Photronics, Inc.[1]	3,058	—	—	—	—	3,058	18,652
Power-One, Inc.[1]	6,152	—	—	—	—	6,152	27,806
Telvent GIT, S.A.[1][2]	2,683	—	43,505	63,718	—	N/A	N/A
				$ 73,205	$ 599		$546,480

(1) No dividends were paid during the preceding 12 months.
(2) No longer affiliated as of June 30, 2012.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts rounded to thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended June 30, 2012, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Accumulative Fund	$ —	$ 630,280	$ —	$ 846,579
Asset Strategy Fund	—	1,367,941	—	1,539,196
Continental Income Fund	—	232,777	1,819	263,429
Core Investment Fund	—	1,651,884	—	1,854,128
Dividend Opportunities Fund	—	290,854	—	346,952
Energy Fund	—	47,361	—	75,464
International Growth Fund	—	138,732	—	201,940
New Concepts Fund	—	672,254	—	949,122
Science and Technology Fund	—	895,480	—	1,214,209
Small Cap Fund	—	347,015	—	421,379
Tax-Managed Equity Fund	—	75,206	—	70,672
Value Fund	—	332,190	—	313,104
Vanguard Fund	—	618,796	—	765,424

9. CAPITAL SHARE TRANSACTIONS (All amounts rounded to thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Accumulative Fund				Asset Strategy Fund			
	Year ended 6-30-12		Year ended 6-30-11		Year ended 6-30-12		Year ended 6-30-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	9,480	$ 72,621	12,080	$ 89,097	49,597	$ 454,107	54,395	$ 504,324
Class B	86	599	146	967	619	5,527	901	8,131
Class C	77	540	153	1,053	1,055	9,446	1,688	15,391
Class Y	52	401	71	516	4,905	48,738	2,500	23,157
Shares issued in reinvestment of distributions to shareholders:								
Class A	44	323	252	1,873	3,535	30,542	3,113	28,795
Class B	—	—	—	—	19	159	22	202
Class C	—	—	—	—	29	242	26	237
Class Y	1	8	2	18	81	700	66	617
Shares redeemed:								
Class A	(29,983)	(229,135)	(29,260)	(213,469)	(72,718)	(667,959)	(82,203)	(758,823)
Class B	(951)	(6,600)	(1,336)	(8,919)	(3,155)	(28,278)	(4,673)	(41,822)
Class C	(316)	(2,220)	(394)	(2,665)	(2,697)	(24,229)	(3,591)	(32,206)
Class Y	(192)	(1,428)	(57)	(416)	(6,000)	(55,398)	(1,588)	(14,627)
Net decrease	(21,702)	$(164,891)	(18,343)	$(131,945)	(24,726)	$(226,403)	(29,344)	$(266,624)

	Continental Income Fund				Core Investment Fund			
	Year ended 6-30-12		Year ended 6-30-11		Year ended 6-30-12		Year ended 6-30-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	10,659	$ 90,129	9,052	$ 74,762	54,261	$ 329,185	55,028	$ 325,357
Class B	165	1,403	136	1,121	452	2,470	578	3,130
Class C	242	2,046	201	1,663	598	3,312	816	4,572
Class Y	123	1,041	84	685	5,244	31,536	3,963	24,831
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,384	19,442	4,338	35,107	24,460	137,894	985	5,865
Class B	19	154	56	456	196	1,002	—	—
Class C	20	158	35	285	143	739	—	—
Class Y	26	207	41	333	280	1,582	18	106
Shares redeemed:								
Class A	(15,152)	(127,164)	(14,465)	(119,050)	(88,777)	(538,109)	(88,687)	(515,804)
Class B	(470)	(3,947)	(495)	(4,037)	(1,657)	(9,099)	(2,197)	(11,686)
Class C	(172)	(1,449)	(209)	(1,700)	(970)	(5,387)	(889)	(4,819)
Class Y	(427)	(3,444)	(43)	(359)	2,525	(15,475)	(8,679)	(43,162)
Net decrease	(2,583)	$ (21,424)	(1,269)	$ (10,734)	(8,295)	$ (60,350)	(39,064)	$(211,610)

| | Dividend Opportunities Fund | | | | Energy Fund | | | |
| | Year ended 6-30-12 | | Year ended 6-30-11 | | Year ended 6-30-12 | | Year ended 6-30-11 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	9,856	$ 140,145	12,416	$ 178,329	2,866	$ 35,500	4,077	$ 54,494
Class B	49	683	84	1,189	27	317	51	641
Class C	76	1,074	166	2,413	33	389	101	1,356
Class Y	20	291	38	517	38	461	70	999
Shares issued in reinvestment of distributions to shareholders:								
Class A	618	8,720	480	6,801	—	—	—	—
Class B	2	30	2	29	—	—	—	—
Class C	3	44	3	48	—	—	—	—
Class Y	2	27	2	22	—	—	—	—
Shares redeemed:								
Class A	(12,002)	(171,532)	(12,301)	(177,703)	(4,302)	(53,712)	(4,431)	(57,145)
Class B	(383)	(5,423)	(317)	(4,479)	(124)	(1,472)	(168)	(2,085)
Class C	(268)	(3,773)	(310)	(4,414)	(159)	(1,891)	(185)	(2,344)
Class Y	(36)	(515)	(865)	(10,710)	(72)	(926)	(40)	(492)
Net decrease	**(2,063)**	**$ (30,229)**	**(602)**	**$ (7,958)**	**(1,693)**	**$ (21,334)**	**(525)**	**$ (4,576)**

| | International Growth Fund | | | | New Concepts Fund | | | |
| | Year ended 6-30-12 | | Year ended 6-30-11 | | Year ended 6-30-12 | | Year ended 6-30-11 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,032	$ 37,298	3,971	$ 37,602	20,627	$ 211,496	21,255	$ 236,308
Class B	22	185	27	232	172	1,450	256	2,409
Class C	23	205	37	344	224	1,948	355	3,465
Class Y	1,653	15,206	963	8,699	12,333	139,611	3,549	39,995
Shares issued in reinvestment of distributions to shareholders:								
Class A	814	7,085	350	3,320	24,636	225,914	4,236	47,101
Class B	1	11	—	—	425	3,173	70	667
Class C	2	13	—	—	280	2,140	38	361
Class Y	92	796	67	635	741	7,279	114	1,343
Shares redeemed:								
Class A	(10,192)	(94,312)	(10,286)	(96,360)	(26,783)	(276,040)	(24,655)	(272,309)
Class B	(170)	(1,457)	(341)	(2,875)	(918)	(7,833)	(917)	(8,531)
Class C	(88)	(770)	(140)	(1,242)	(455)	(3,961)	(368)	(3,497)
Class Y	(2,379)	(21,065)	(1,109)	(10,530)	(12,144)	(124,430)	(410)	(5,009)
Net increase (decrease)	**(6,190)**	**$ (56,805)**	**(6,461)**	**$ (60,175)**	**19,138**	**$ 180,747**	**3,523**	**$ 42,303**

| | Science and Technology Fund | | | | Small Cap Fund | | | |
| | Year ended 6-30-12 | | Year ended 6-30-11 | | Year ended 6-30-12 | | Year ended 6-30-11 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	18,561	$ 185,905	21,220	$ 223,943	7,147	$ 103,906	9,259	$ 140,946
Class B	254	2,052	342	2,943	83	1,041	168	2,197
Class C	244	2,012	336	2,956	75	971	178	2,497
Class Y	1,010	10,976	1,020	11,533	235	3,603	795	12,101
Shares issued in reinvestment of distributions to shareholders:								
Class A	17,894	158,005	4,068	42,389	4,471	58,708	—	—
Class B	320	2,274	103	884	145	1,630	—	—
Class C	157	1,127	40	348	93	1,083	—	—
Class Y	592	5,650	126	1,415	158	2,225	—	—
Shares redeemed:								
Class A	(38,362)	(384,461)	(36,894)	(384,214)	(9,729)	(141,788)	(9,528)	(143,388)
Class B	(1,414)	(11,461)	(1,622)	(13,887)	(606)	(7,661)	(842)	(10,962)
Class C	(505)	(4,163)	(497)	(4,324)	(272)	(3,531)	(301)	(4,146)
Class Y	(1,490)	(16,207)	(1,223)	(13,727)	(288)	(4,432)	(14,794)	(198,790)
Net increase (decrease)	**(2,739)**	**$ (48,291)**	**(12,981)**	**$(129,741)**	**1,512**	**$ 15,755**	**(15,065)**	**$(199,545)**

	Tax-Managed Equity Fund				Value Fund			
	Year ended 6-30-12		Year ended 6-30-11		Year ended 6-30-12		Year ended 6-30-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,955	$ 37,514	3,599	$ 43,653	11,562	$ 132,410	13,357	$ 159,512
Class B	10	117	5	53	57	634	94	1,049
Class C	29	333	41	452	56	635	189	2,219
Class Y	N/A	N/A	N/A	N/A	35	403	119	1,338
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	23	283	396	4,322	—	—
Class B	—	—	—	—	1	13	—	—
Class C	—	—	—	—	2	18	—	—
Class Y	N/A	N/A	N/A	N/A	5	49	—	—
Shares redeemed:								
Class A	(2,420)	(30,715)	(2,214)	(26,527)	(9,982)	(113,914)	(8,614)	(100,622)
Class B	(68)	(772)	(61)	(673)	(391)	(4,275)	(612)	(6,758)
Class C	(67)	(783)	(110)	(1,207)	(276)	(3,010)	(362)	(4,133)
Class Y	N/A	N/A	N/A	N/A	(31)	(366)	(2,506)	(25,448)
Net increase	439	$ 5,694	1,283	$ 16,034	1,434	$ 16,919	1,665	$ 27,157

	Vanguard Fund			
	Year ended 6-30-12		Year ended 6-30-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	25,305	$ 216,259	25,819	$ 206,699
Class B	144	1,035	172	1,167
Class C	154	1,141	288	2,037
Class Y	1,872	16,588	5,548	46,148
Shares issued in reinvestment of distributions to shareholders:				
Class A	—*	1	73	588
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	16	132
Shares redeemed:				
Class A	(31,214)	(274,378)	(31,867)	(250,658)
Class B	(845)	(6,085)	(995)	(6,682)
Class C	(345)	(2,494)	(502)	(3,489)
Class Y	(3,870)	(32,447)	(1,774)	(14,820)
Net decrease	(9,799)	$ (80,380)	(3,222)	$ (18,878)

* Not shown due to rounding.

10. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income in the Statements of Operations. At June 30, 2012, there were no outstanding bridge loan commitments

11. REDEMPTIONS IN-KIND

For the year ended June 30, 2012, the following Fund realized gains or losses from in-kind redemptions ($ amounts rounded to thousands) of approximately:

	Realized Gains	Realized Losses
Core Investment Fund	$674	$(109)

12. FEDERAL INCOME TAX MATTERS ($ amounts rounded to thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2012 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Accumulative Fund	$ 881,612	$225,965	$ 29,756	$196,209
Asset Strategy Fund	2,242,180	700,278	101,308	598,970
Continental Income Fund	506,846	146,101	1,694	144,407
Core Investment Fund	2,259,868	735,810	34,687	701,123
Dividend Opportunities Fund	553,131	169,201	10,464	158,737
Energy Fund	157,386	46,657	10,294	36,363
International Growth Fund	436,566	64,976	38,947	26,029
New Concepts Fund	947,786	293,225	29,805	263,420
Science and Technology Fund	1,761,609	614,181	109,562	504,619
Small Cap Fund	542,080	193,842	28,907	164,935
Tax-Managed Equity Fund	163,891	45,376	2,976	42,400
Value Fund	458,155	66,312	24,708	41,604
Vanguard Fund	977,728	373,086	11,102	361,984

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2012 and the post-October activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Accumulative Fund	$ 350	$ —	$ —	$ —	$—	$ 14,026	$ 548
Asset Strategy Fund	32,117	45,079	—	—	—	45,936	—
Continental Income Fund	7,971	707	12,446	20,710	—	—	—
Core Investment Fund	10,729	2,882	137,455	89,383	—	—	—
Dividend Opportunities Fund	8,965	1,534	—	—	—	10,744	—
Energy Fund	—	—	—	—	—	—	713
International Growth Fund	8,069	367	—	—	—	2,781	—
New Concepts Fund	22,577	—	219,429	58,450	—	42,262	6,213
Science and Technology Fund	32,081	—	143,125	38,640	—	—	11,137
Small Cap Fund	—	—	64,363	25,530	—	—	1,977
Tax-Managed Equity Fund	—	—	—	2,239	—	—	150
Value Fund	4,452	3,702	—	—	—	2,089	—
Vanguard Fund	—	—	—	2,232	—	—	1,652

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items along with the activity generated between each January 1 and the end of its fiscal year on all other non-specified ordinary items. Distributions shown above may be reported differently to individual shareholders.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2012 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act is June 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended June 30, 2012:

| | Pre-Enactment | | | | | | | Post-Enactment | |
| | | | | | | | | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
Fund	2013	2014	2015	2016	2017	2018	2019		
Accumulative Fund	$—	$—	$—	$ —	$ —	$182,760	$ —	$ —	$—
Asset Strategy Fund	—	—	—	—	107,791	335,119	—	—	—
Continental Income Fund	—	—	—	42,810	—	—	—	—	—
Core Investment Fund . . .	—	—	—	—	—	—	—	—	—
Dividend Opportunities Fund	—	—	—	—	—	68,179	—	—	—
Energy Fund	—	—	—	—	9,079	17,511	10,078	4,911	—
International Growth Fund	—	—	—	—	23,230	38,531	—	—	—
New Concepts Fund	—	—	—	—	—	—	—	—	—
Science and Technology Fund	—	—	—	—	—	—	—	—	—
Small Cap Fund	—	—	—	—	—	—	—	—	—
Tax-Managed Equity Fund	—	—	—	—	—	—	—	—	—
Value Fund	—	—	—	—	—	6,644	—	—	—
Vanguard Fund	—	—	—	—	—	—	—	—	—

Retirement Shares was merged into Continental Income Fund as of June 29, 2009. At the time of the merger, Retirement Shares had capital loss carryovers available to offset future gains of Continental Income Fund. These carryovers are limited to $10,702 for each period ending from June 30, 2013 through 2016 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At June 30, 2012, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Accumulative Fund	$ 605	$ (15)	$ (590)
Asset Strategy Fund	31,883	(31,883)	—
Continental Income Fund	42	(42)	—
Core Investment Fund	844	(1,400)	556
Dividend Opportunities Fund	(2)	4	(2)
Energy Fund	987	(57)	(930)
International Growth Fund	(1,327)	1,327	—
New Concepts Fund	4,738	(4,739)	1
Science and Technology Fund	11,134	694	(11,828)
Small Cap Fund	6,853	702	(7,555)
Tax-Managed Equity Fund	1	—	(1)
Value Fund	126	(106)	(20)
Vanguard Fund	(6)	6	—

13. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

Waddell & Reed Advisors Funds

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors International Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science & Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund, and Waddell & Reed Advisors Vanguard Fund (the "Funds"), thirteen of the series constituting Waddell & Reed Advisors Funds (the "Trust"), as of June 30, 2012, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2012, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the aforementioned series of the Waddell & Reed Advisors Funds as of June 30, 2012, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2012

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended June 30, 2012:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Accumulative Fund	$ 350,110	$ 350,110
Asset Strategy Fund	25,701,350	32,117,439
Continental Income Fund	7,970,859	7,970,859
Core Investment Fund	10,729,130	10,729,130
Dividend Opportunities Fund	8,965,099	8,965,099
Energy Fund	—	—
International Growth Fund	209,351	9,226,895
New Concepts Fund	8,745,966	8,797,458
Science and Technology Fund	6,880,110	9,107,833
Small Cap Fund	—	—
Tax-Managed Equity Fund	—	—
Value Fund	4,451,662	4,451,662
Vanguard Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Accumulative Fund	$ —
Asset Strategy Fund	—
Continental Income Fund	12,446,244
Core Investment Fund	137,454,697
Dividend Opportunities Fund	—
Energy Fund	—
International Growth Fund	—
New Concepts Fund	219,428,837
Science and Technology Fund	143,124,990
Small Cap Fund	64,363,069
Tax-Managed Equity Fund	—
Value Fund	—
Vanguard Fund	—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. Each Fund elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
Accumulative Fund	$ —	$ —
Asset Strategy Fund	—	—
Continental Income Fund	—	—
Core Investment Fund	—	—
Dividend Opportunities Fund	—	—
Energy Fund	—	—
International Growth Fund	1,246,454	12,576,207
New Concepts Fund	—	—
Science and Technology Fund	—	—
Small Cap Fund	—	—
Tax-Managed Equity Fund	—	—
Value Fund	—	—
Vanguard Fund	—	—

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Waddell & Reed Advisors Funds

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Funds Variable Insurance Portfolios (26 portfolios) and Waddell & Reed InvestEd Portfolios (3 Portfolios) (collectively, the Advisors Fund Complex). The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (31 portfolios). Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Ivy Family of Funds.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2008	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services), Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to 2011); Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care (until 2010); Trustees, Ivy Funds (32 portfolios overseen).
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2008	Professor of Law, Washburn School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (Insurance) (2009 to present).
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	Trust: 2008	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); Former President, and Trustee, Liberty Memorial Association (WWI National Museum) (1998 to present); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Chairman, Freedom Frontier National Heritage (education) (2005 to present).
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Trustee Independent Chairman	Trust: 2008 Trust: 2008	President Emeritus, University of Utah; President Emeritus, University of California; Chairman, Board of Trustees, J. Paul Getty Trust (until 2004); Professor, University of Utah (until 2005).	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003-2005).
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee	Trust: 2008	Dean of the College of Law, University Vice President and Professor, University of Oklahoma (2010 to present); President of, Graymark Healthcare (a NASDAQ listed company) (2008-2010); Director, Graymark HealthCare (2008 to present); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz, Investments, LLC (commercial enterprise Investments) (1998 to present).	Director and Shareholder, Valliance Bank, N.A. (2007 to present); Trustee, The Mewbome Family Support Organization (non-profit) (2006 to present); Independent Chairman and Trustee, Ivy Funds (32 portfolios overseen).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Trustee	Trust: 2008	Retired; formerly, consultant of WDR and Waddell & Reed (2001-2008).	None
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	Trust: 2008	Business Consultant; Treasurer and Trustee, Wellness Council of America (health care initiatives) (1996 to present).	Finance Committee Member, Ascension Health (non-profit health system); (2007 to present); Director, Baylor Health Care System Foundation (health care) (1998-2009).
Frank J. Ross, Jr. Polsinelli Shughart PC 700 West 47th Street, Suite 1000 Kansas City, MO 64112 1953	Trustee	Trust: 2008	Shareholder/Director, Polsinelli Shughart PC, a law firm (1980 to present).	Director, American Red Cross (social services) (2003-2010); Director, Starlight Theatre of Kansas City (2000-2008); Director, Rockhurst University (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009).
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (until 2003); formerly, Dean, Bloch School of Business (1980-1986), Vice Chancellor (1988-1991); Chancellor (1992-1999); Chancellor Emeritus (1999 to present).	Trustee, Ivy Funds (32 portfolios overseen).

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Trustee Since*	Principal Occupation During Past 5 Years	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	Trust: 2008 Trustee: 2008	Chairman of WDR 2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); President and Trustee of each of the funds in the Fund Complex.	Director of WDR, IICO, WRIMCO, WISC and Waddell & Reed, Inc.; Director of United Way of Greater Kansas City; Director of Blue Cross/ BlueShield of Kansas City; Trustee, Ivy Funds (32 portfolios overseen).
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Trustee	Trustee: 2008	President of WDR (2010 to present); Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (2005 to 2011); Senior Vice President of WDR (2005 to present); Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present).	Director of WDR, WRIMCO and IICO.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Officer of Trust Since*	Principal Occupation During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President

Secretary | 2008

2008 | Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present). |
| Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969 | Vice President

Treasurer

Principal Accounting Officer

Principal Financial Officer | 2008

2008

2008

2008 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present). |
| Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969 | Assistant Secretary | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present). |
| Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965 | Vice President

General Counsel

Assistant Secretary | 2008

2008

2008 | Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present). |
| Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968 | Vice President

Chief Compliance Officer | 2008

2008 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex. |

*This is the date when the officers first became an officer of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex.

Waddell & Reed Advisors Funds

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Waddell & Reed Advisors Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.